2023 UNIVERSAL CORPORATION

ANNUAL REPORT

ABOUT US

For over 100 years, Universal Corporation has been finding innovative solutions to serve our customers and meet their agri-products needs. We built a global presence, solidified long-term relationships with customers and suppliers, adapted to changing agricultural practices, embraced state of the art technology, and emerged as the recognized industry leader.

Today, we are a global business-to-business agri-products supplier to consumer product manufacturers, operating in over 30 countries on five continents, that sources and processes leaf tobacco and plant-based ingredients. We strive to be the supplier of choice for our customers by leveraging our farmer base, our commitment to a sustainable supply chain, and our ability to provide high-quality, customized, traceable, value-added agri-products essential to our customers. Tobacco has been our principal focus since our founding in 1918, and we are the leading global leaf tobacco supplier. Through our plant-based ingredients platform, we provide a variety of value-added manufacturing processes to produce high-quality, specialty vegetable- and fruit-based ingredients as well as botanical extracts and flavorings for the food and beverage end markets.

Universal Corporation has a long history of operating with integrity, honesty, and a focus on quality. We are a vital link in the leaf tobacco supply chain, providing expertise in working with large numbers of farmers, efficiently selling various qualities of leaf to a broad global customer base, adapting to meet evolving customer needs, and delivering products that meet stringent quality and regulatory specifications. Going forward, we will build on our history by seeking opportunities in both tobacco and plant-based ingredients to leverage our global assets and expertise. We will continue our commitment to leadership in setting industry standards, operating with transparency, providing products that are responsibly-sourced, and investing in and strengthening the communities where we operate.



FINANCIAL HIGHLIGHTS

in thousands, except per share data	Fiscal Year Ended March 31, 2023	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021
OPERATIONS			
Sales and other operating revenues	$ 2,569,824	$ 2,103,601	$ 1,983,357
Operating income	181,072	160,315	147,810
Segment operating income	183,455	174,335	169,199
Net income	130,236	103,604	96,314
Net income attributable to Universal Corporation	124,052	86,577	87,410
PER COMMON SHARE			
Net income attributable to Universal Corporation common shareholders—diluted*	$ 4.97	$ 3.47	$ 3.53
Dividends declared	3.16	3.12	3.08
Market price at year end	52.89	58.07	58.99
AT YEAR END			
Working capital	$ 1,360,903	$ 1,229,287	$ 1,262,201
Total Universal Corporation shareholders' equity	1,397,088	1,340,543	1,307,299

1



NET INCOME PER DILUTED SHARE*
in dollars



DIVIDENDS DECLARED
in dollars



OPERATING INCOME
in millions of dollars

* Attributable to Universal Corporation common shareholders after deducting amounts attributable to non-controlling interests in consolidated subsidiaries.

BOARD OF DIRECTORS *Universal Corporation*

George C. Freeman, III [1 * 2]
Chairman, President and
Chief Executive Officer
Universal Corporation

Thomas H. Johnson [1 4 * 5 ▼]
Chief Executive Officer
The Taffrail Group, LLC

Arthur J. Schick, Jr. [2 3 5]
President
Alpha Sierra Global LLC

Thomas H. Tullidge, Jr. [2 3 5]
Chief Strategy Officer,
Legal and Finance
Cary Street Partners
Financial LLC

Diana F. Cantor [2 4 5 *]
Partner
Alternative Investment
Management, LLC

Michael T. Lawton [1 3 * 4]
Retired Executive
Vice President and
Chief Financial Officer
Domino's Pizza, Inc.

Robert C. Sledd [2 * 4 5]
Managing Partner
Pinnacle Ventures, LLC

Jacqueline T. Williams [2 3 5]
Retired Director,
Ohio Department
of Commerce

Lennart R. Freeman [1 3 4]
Retired President and
Chief Executive Officer,
North American Division,
Swedish Match AB

1 *Executive Committee*
2 *Finance and Pension Investment Committee*
3 *Audit Committee*
4 *Compensation Committee*
5 *Nominating and Corporate Governance Committee*
* *Committee Chairman*
▼ *Lead Independent Director*

DIRECTORS *Universal Leaf Tobacco Company, Inc.* ▲ | *Universal Global Ventures, Inc.* +

George C. Freeman, III ▲ +
Chairman, President and
Chief Executive Officer

Candace C. Formacek ▲ +
Senior Vice President and
Treasurer

Cesar A. Bünecker ▲
Managing Director,
South America

Jonathan R. Wertheimer ▲
President,
Socotab, L.L.C.

Airton L. Hentschke ▲ +
Executive Vice President and
Chief Operating Officer

Preston D. Wigner ▲ +
Senior Vice President,
General Counsel and Assistant
Secretary

Domenico Cardinali ▲
Managing Director,
Europe

Steven S. Diel +
Director,
Universal Global Ventures, Inc.

Johan C. Kroner ▲ +
Executive Vice President and
Chief Financial Officer

J. Patrick O'Keefe +
Senior Vice President,
Universal Global Ventures, Inc.

Clayton G. Frazier ▲
Managing Director,
North America

Kent DeVries +
President,
Silva International, Inc.

Theodore G. Broome ▲
Executive Vice President and
Sales Director

Paul G. Beevor ▲
Managing Director,
Asia

Rory E. Micklem ▲
Managing Director,
Africa

Gregory P. Robertson +
President,
Shank's Extracts, LLC

Catherine H. Claiborne ▲ +
Senior Vice President,
Administration and Secretary

Friedrich G. Bossert ▲
Managing Director,
Dark Air-Cured

* *Universal Leaf Tobacco Company, Inc. titles unless otherwise noted.*

OFFICERS *Universal Corporation*

George C. Freeman, III
Chairman, President and Chief Executive Officer

Airton L. Hentschke
Senior Vice President and Chief Operating Officer

Johan C. Kroner
Senior Vice President and Chief Financial Officer

Scott J. Bleicher
Vice President and Controller

Catherine H. Claiborne
Vice President and Assistant Secretary

Benjamin S. Dessart
Vice President, External Affairs

Steven S. Diel
Vice President, Business Development

Candace C. Formacek
Vice President and Treasurer

Joseph W. Hearington, Jr.
Vice President, Internal Auditing

Beth Ann Luther
Vice President, Taxes

J. Patrick O'Keefe
Vice President, Ingredients

Harvard B. Smith
Vice President and Chief Compliance Officer

Preston D. Wigner
Vice President, General Counsel and Secretary

Jennifer S. Rowe
Assistant Vice President, Capital Markets

CHAIRMEN EMERITUS

Henry H. Harrell
Allen B. King



TO OUR SHAREHOLDERS



In fiscal year 2023, Universal executed on some of our key strategic objectives, including continuing to maintain leadership in leaf tobacco and expanding and enhancing the scope of our plant-based ingredients platform.

At Universal, we offer our customers a unique value proposition and are a supplier of choice, providing high-quality, customized, traceable, value-added agri-products that are essential to meeting their needs in today's dynamic markets. Year after year, we've demonstrated our resilience and ability to navigate ongoing industry and macro challenges. Looking ahead, we are well positioned to build on our track record of operational excellence as we advance our strategies to deliver value to our shareholders.

In fiscal 2023, we reported:

- Net income of $124.1 million, or $4.97 per diluted share, compared with fiscal year 2022's net income of $86.6 million, or $3.47 per diluted share. Excluding certain non-recurring items, net income and diluted earnings per share decreased by $0.2 million and $0.02, respectively, for the fiscal year 2023, compared to the fiscal year 2022.

- Operating income of $181.1 million, which increased by $20.8 million, compared to an operating income of $160.3 million for fiscal year 2022.

- Segment operating income of $183.5 million, an increase of $9.1 million, compared to the same period in fiscal year 2022.

- Consolidated revenues of $2.6 billion, an increase of $466.2 million, compared to the same period in fiscal year 2022, primarily driven by higher tobacco sales volumes and prices as well as the addition of the business acquired in October 2021 in the Ingredients Operations segment.

CONTINUING AS THE LEADING GLOBAL LEAF TOBACCO SUPPLIER

Strengthening and investing for growth in our leaf tobacco business remains a top priority. We continue to pursue opportunities to expand services we provide customers, drive further supply chain efficiencies and cost reductions, and expand our market share. In fiscal year 2023, we were able to successfully meet customer demand for leaf tobacco despite tight supply conditions, underscoring the depth of our operational expertise. In line with our commitment to responsibly source our products, we also continued to promote Good Agricultural Practices and a sustainable farmer base. As we look to the future, we will build on our long-standing relationships with our customers and suppliers and ensure they continue to meet the needs of this ever-evolving market.

ENHANCING OUR PLANT-BASED INGREDIENTS PLATFORM

Part of our capital allocation strategy since 2018 has been to invest in and develop our plant-based ingredients platform to support future growth and position us for long-term success. We continue to develop and enhance our plant-based



ingredients platform and made considerable progress on our vision for the segment over the course of the past fiscal year. Our objective is to provide a total solution-based approach for our customers that utilizes our broad spectrum of capabilities in fruits, vegetables and botanical extracts and flavorings. We increased the scope of our platform by adding sales and product development resources in fiscal year 2023 as well as announcing in May our plan to expand our plant-based ingredients platform's manufacturing capabilities. We are excited about our progress and prospects for the future.

FURTHERING OUR SUSTAINABILITY GOALS FOR THE BENEFIT OF THE STAKEHOLDERS WE SERVE

During fiscal year 2023, in addition to executing on our financial and operational objectives, we also continued to benefit from a supply chain focused on sustainability. For the second consecutive year, we were recognized for our work in engaging our suppliers on climate change, and named a Supplier Engagement Leader by CDP, a non-profit charity that directs a global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts.

We remain committed to a wide array of initiatives focused on environmental impact as well as agricultural labor practices. These efforts include ensuring access to personal protective equipment for our contracted farmers and their workers and progressing towards our goal of collecting five million liters of rainwater annually for operational use by calendar year 2025. As we look to the year ahead, we are excited to continue to position Universal to achieve our sustainability goals.

DELIVERING ON OUR DISCIPLINED CAPITAL ALLOCATION STRATEGY

With respect to capital allocation, we will continue to pursue opportunities for growth and enhancement in our tobacco and plant-based ingredients operations. For tobacco, we intend to strengthen and invest for growth in the segment, as we have for over a century. For plant-based ingredients, we are pleased with how our platform is developing and will continue to explore opportunities to enhance the capabilities of our platform.

At Universal, we take great pride in our more than 100-year history of providing innovative solutions to meet our customers' needs, and our over 50-year track record of returning excess capital to shareholders. To that end, this year, we were proud to announce our 53rd annual dividend increase to an annualized rate of $3.20 per common share, reiterating our commitment to delivering value to our shareholders.

Finally, I'd like to express my appreciation and gratitude for our incredible Universal team, without whom our recent successes would not have been possible. I would also like to thank our customers, growers and shareholders for their continued support of our business as we continue our commitment to a sustainable supply chain and to deliver innovative, high-quality, value-added tobacco and plant-based ingredients products. I look forward to Universal's future success as we maintain and advance our leadership position in tobacco and plant-based ingredients.



George C. Freeman, III
Chairman, President and Chief Executive Officer

UNIVERSAL CORPORATION

TOBACCO

At Universal Corporation, we have over 100 years of experience in providing our customers with the types, grades, and quantities of leaf tobacco that they need for their products. Leaf tobacco is not a homogenous or commodity product. Depending on where the leaf tobacco is grown, it can have different taste and smoking characteristics, and a single grower's tobacco crop may have hundreds of different grades of leaf tobacco.

We strive to be our customers' supplier of choice by being able to secure for them the style, volume, and qualities to leaf tobacco that they need to build successful end products. We have expertise in delivering compliant, traceable, competitively-priced leaf tobacco. We are committed to a sustainable supply chain and value our longstanding customer, farmer and community relationships.

INGREDIENTS

Over the last three years, Universal Corporation has built a plant-based ingredients platform to support future growth and position us for long-term success. Through this platform, and similar to our tobacco business, we want to be our customers' supplier of choice providing them with the plant-based ingredients that they need to create successful end products. Our vision for the platform is to deliver a total solution-based approach for our customers that utilizes our broad capabilities in fruits, vegetables and botanical extracts and flavorings.

Our consolidated sales efforts allow us to introduce additional products from across our platform to our existing customers, while also pursuing opportunities with new customers. We also see potential in providing our customers with product offerings that combine ingredients from across our platform; for example, combining fruit juice, dehydrated vegetables, and botanical extracts into a new beverage concept or into a smoothie.

SUSTAINABILITY

We are committed to a sustainable supply chain and our customers value Universal's high quality, customized, traceable, value added agri-products. We focus our sustainability efforts on environmental factors affecting sustainability throughout the supply chain, including reforestation, natural resource consumption, waste management, and carbon emissions while also training contracted farmers on Good Agricultural Practices. In addition, we also engage in supply chain due diligence activities related to the environment and human rights. We are committed to investing in infrastructure and social programs that improve living conditions, promote education and support the communities where we operate to be more resilient.



TOBACCO



SUSTAINABILITY



INGREDIENTS



PERFORMANCE GRAPH *Comparison of 5 Year Cumulative Total Return**



— □ — **Universal Corporation**　　　--△-- **S&P SmallCap 600**　　　— ⊙ — **Peer Group**

$100 invested on 3/31/18 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.

The performance graph compares the cumulative total shareholder return on Universal Corporation common stock for the last five fiscal years with the cumulative total return for the same period of the Standard & Poor's SmallCap 600 Stock Index and the peer group index. The peer group represents Pyxus International, Inc. (formerly Alliance One International, Inc.). The graph assumes that $100 was invested in Universal Corporation common stock at March 31, 2018, and in each of the comparative indices, in each case with dividends reinvested. The returns shown are based on historical results and are not intended to suggest future performance.

CUMULATIVE TOTAL SHAREHOLDER RETURN

	At March 31					
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
Universal Corporation	$ 100.00	$ 124.52	$ 100.70	$ 143.66	$ 149.70	$ 144.85
S&P SmallCap 600	100.00	101.57	75.27	147.02	148.83	135.71
Peer Group	100.00	91.71	11.94	16.51	5.57	4.61

8



2023 UNIVERSAL CORPORATION

10 - K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED MARCH 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM _____TO_____

Commission File Number: 001-00652

UNIVERSAL CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	**54-0414210**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

9201 Forest Hill Avenue, Richmond, Virginia   23235

(Address of Principal Executive Offices)   (Zip Code)

804-359-9311

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, no par value	UVV	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

    Large Accelerated Filer ☑   Accelerated Filer ☐   Non-Accelerated Filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☑

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates, based upon the closing sales price on the New York Stock Exchange of the registrant's common stock on September 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1.1 billion.

As of May 23, 2023, the total number of shares of common stock outstanding was 24,555,361.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's 2023 Proxy Statement for the 2023 Annual Meeting of Stockholders, which will be filed no later than 120 days after the close of the registrant's fiscal year ended March 31, 2023.



Universal

2023

Forward-Looking Statements

This Annual Report on Form 10-K, which we refer to herein as our Annual Report, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Among other things, these statements relate to Universal Corporation's financial condition, results of operations and future business plans, operations, opportunities, and prospects. In addition, Universal Corporation and its representatives may make written or oral forward-looking statements from time to time, including statements contained in other filings with the Securities and Exchange Commission (the "SEC") and in reports to shareholders. These forward-looking statements are generally identified by the use of words such as we "expect," "believe," "anticipate," "could," "should," "may," "plan," "will," "predict," "estimate," and similar expressions or words of similar import. These forward-looking statements are based upon management's current knowledge and assumptions about future events and involve risks and uncertainties that could cause actual results, performance, or achievements to be materially different from any anticipated results, prospects, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: impacts of the COVID-19 pandemic and subvariants; success in pursuing strategic investments or acquisitions and integration of new businesses and the impact of these new businesses on future results; product purchased not meeting quality and quantity requirements; reliance on a few large customers; our ability to maintain effective information technology systems and safeguard confidential information; anticipated levels of demand for and supply of our products and services; costs incurred in providing these products and services including increased transportation costs and delays attributed to global supply chain challenges; timing of shipments to customers; higher inflation rates; changes in market structure; government regulation and other stakeholder expectations; economic and political conditions in the countries in which we and our customers operate, including the ongoing impacts from the conflict in Ukraine; product taxation; industry consolidation and evolution; changes in exchange rates and interest rates; impacts of regulation and litigation on our customers; industry-specific risks related to our plant-based ingredient businesses; exposure to certain regulatory and financial risks related to climate change; changes in estimates and assumptions underlying its critical accounting policies; the promulgation and adoption of new accounting standards, new government regulations and interpretation of existing standards and regulations; and general economic, political, market, and weather conditions. For a description of factors that may cause actual results to differ materially from such forward-looking statements, see Item 1A, "Risk Factors." We caution investors not to place undue reliance on any forward-looking statements as these statements speak only as of the date when made, and we undertake no obligation to update any forward-looking statements made in this report. In addition, the discussion of the impact of current trends on our business in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Other Information Regarding Trends and Management's Actions" in Item 7 should be read carefully in connection with evaluating our business and the forward-looking statements contained in this Annual Report.

General

This Annual Report uses the terms "Universal," "the Company," "we," "us," and "our" to refer to Universal Corporation and its subsidiaries when it is not necessary to distinguish among Universal Corporation and its various operating subsidiaries or when any distinction is clear from the context in which it is used.

See the "Results of Operations" section in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 for a discussion of adjusted operating income (loss), adjusted net income (loss) attributable to Universal Corporation, adjusted diluted earnings (loss) per share, and segment operating income (loss), non-GAAP financial measures that we refer to in this Annual Report on Form 10-K and consider useful in understanding our business results and trends.

PART I

Item 1. Business

A.   The Company

Overview

We are a global business-to-business agri-products supplier to consumer product manufacturers, operating in over 30 countries on five continents. We strive to be the supplier of choice for our customers by leveraging our farmer base, our commitment to a sustainable supply chain, and our ability to provide high-quality, customized, traceable, value-added agri-products essential for our customers' requirements. We find innovative solutions to serve our customers and have been meeting their agri-product needs for more than 100 years. Our principal focus since our founding in 1918 has been tobacco, and we are the leading global leaf tobacco supplier. The largest portion of our business involves procuring and processing flue-cured, burley, and dark air-cured leaf tobacco for manufacturers of consumer tobacco products. Through our plant-based ingredients platform, we provide a variety of value-added manufacturing processes to produce high-quality, specialty vegetable- and fruit-based ingredients as well as botanical extracts and flavorings for human and pet food end markets. We do not manufacture any direct-to-consumer products. Rather, we support consumer product manufacturers by selling them agri-products and performing related services for them.

Recognizing that leaf tobacco is a mature industry, we have been positioning our company for the future by investing in and strengthening our plant-based ingredients platform, while maintaining our position as the leading global leaf tobacco supplier. In fiscal year 2023, we continued to enhance and increase the capabilities of our plant-based ingredients platform. We have been achieving operational synergies across the platform among our acquired businesses, FruitSmart, Inc. ("FruitSmart"), acquired on January 1, 2020, Silva International, Inc. ("Silva"), acquired on October 1, 2020, and Shank's Extracts, LLC ("Shank's"), acquired on October 4, 2021. We have also made considerable progress on our vision for the segment, providing a total solution-based approach for our customers that utilizes our broad spectrum of capabilities in fruits, vegetables and botanical extracts and flavorings.

We generated approximately $2.6 billion in consolidated revenues and earned $181.1 million in total operating income and $183.5 million in total segment operating income in fiscal year 2023. Universal Corporation is a holding company that operates through numerous directly and indirectly owned subsidiaries. Universal Corporation's primary subsidiaries are Universal Leaf Tobacco Company, Incorporated ("Universal Leaf"), which is associated with our Tobacco Operations segment, and Universal Global Ventures, Incorporated, which is associated with our Ingredients Operations segment. See Exhibit 21, "Subsidiaries of the Registrant," for additional subsidiary information.

Additional Information

Our website address is www.universalcorp.com. We post regulatory filings on this website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. These filings include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, Section 16 reports on Forms 3, 4, and 5, and any amendments to those reports filed with or furnished to the SEC. Access to these filings on our website is available free of charge. Copies are also available, without charge, from Universal Corporation Investor Relations, 9201 Forest Hill Avenue, Richmond, VA 23235. Reports filed with the SEC may be viewed at www.sec.gov. We also post our press releases on our website. Information on our website is not deemed to be incorporated by reference into this Annual Report.

In addition, our Corporate Governance Guidelines, Code of Conduct, and charters for the Audit Committee, the Compensation Committee, the Executive Committee, the Finance and Pension Investment Committee, and the Nominating and Corporate Governance Committee are available free of charge to shareholders and the public through the "Corporate Governance" section of our website. Printed copies of the foregoing are available to any shareholder upon written request to our Treasurer at the address set forth on the cover of this Annual Report or may be requested through our website, www.universalcorp.com.

B.   **Description of Business**

Tobacco Operations

Our primary business is contracting, procuring, financing, processing, packing, storing, and shipping leaf tobacco for sale to manufacturers of consumer tobacco products throughout the world. Procuring leaf tobacco involves contracting with, providing agronomy support to, and financing farmers in many origins. We do not manufacture cigarettes or other consumer tobacco products. Rather, we support consumer product manufacturers by selling them processed leaf tobacco and performing related services for them. Through various operating subsidiaries and unconsolidated affiliates located in tobacco-growing origins around the world, we contract, purchase, process, and sell flue-cured, burley, and dark air-cured tobaccos, as well as oriental tobaccos. Flue-cured, burley, and oriental tobaccos are used principally in the manufacture of cigarettes as well as in shisha, while dark air-cured tobaccos are used mainly in the manufacture of cigars, natural wrapped cigars and cigarillos, smokeless, and pipe tobacco products. Some of these tobacco types are also increasingly used in the manufacture of next generation tobacco products that are intended to provide consumers with a reduced-risk alternative to traditional combustible tobacco products. We also provide value-added services to our customers, including blending, chemical and physical testing of tobacco, service cutting for select manufacturers, manufacturing reconstituted leaf tobacco, and managing just-in-time inventory.

Several important operating factors characterize our Company and our primary business, leaf tobacco:

- Experience dealing with large numbers of farmers,

- Expertise in delivering a sustainable supply of compliant, traceable, competitively priced leaf tobacco,

- Capability to meet unique customer requirements for style, volume and quality,

- Longstanding customer, farmer and community relationships,

- Presence in all major leaf tobacco sourcing areas, and

- Financial strength and flexibility.

In addition to our leaf tobacco business, we are involved in other smaller-scale tobacco opportunities. Our wholly-owned subsidiary, AmeriNic, Inc., produces liquid nicotine for next generation tobacco products. AmeriNic's products are manufactured under stringent United States Pharmacopeia standards. Global Laboratory Services, Inc., another wholly-owned subsidiary, provides testing for crop protection agents and tobacco constituents in seed, leaf, and finished products, including e-cigarette liquids and vapors, and has capabilities for testing non-tobacco products. Analytical services include chemical compound testing in finished tobacco products and mainstream smoke. We also have a U.S. based business that recycles waste materials from tobacco production.

We believe that by following several key operating principles in our tobacco operations we can continue to produce good financial returns and enhance shareholder value. These key operating principles are:

- **Strategic market position**. We work closely with both our customers and our suppliers to ensure that we deliver a product that meets our customers' needs while cultivating a strong, sustainable supplier base. We balance product purchases against indicated customer demand and maintain global procurement and production operations to maximize supply chain efficiencies.

- **Strong local management**. Having strong local management in all of our key supply origins allows us to identify and react to constantly shifting market conditions. Empowered and experienced local management, coupled with global coordination, affords us the flexibility and knowledge necessary to adapt quickly in order to continually deliver high quality, competitively priced products and services.

- **Compliant products**. Customers expect a sustainable supply of compliant, traceable, competitively priced product, and we believe that we lead in delivering these products. Among other initiatives, we invest in training farmers in good agricultural practices ("GAP") that encompass crop quality, sustainability, environmental stewardship and agricultural labor standards.

- **Diversified sources.** Our business is reliant on a strong and resilient supply chain, which enables us to deliver a stable supply of quality products to our customers. We operate in over 30 countries on five continents and maintain a presence in all major flue-cured, burley, oriental, and dark air-cured tobacco origin markets. This global presence allows us to meet our customers' diverse product requirements while minimizing the effects of adverse crop conditions and other localized supply disruptions.

- **Financial strength.** Financial strength is critical and enables us to fund our global operations efficiently and to facilitate investment when suitable opportunities arise. Management of liquidity, interest expense, and capital costs provides us with a competitive advantage, affords us flexibility when responding to customer requirements and market changes, and allows us to enhance shareholder value.

With respect to our leaf tobacco business, we generate our revenues from product sales of processed, packed tobacco that we source, from processing fees for tobacco owned by third parties, and from fees for other services. Sales to our largest customers, with whom we have longstanding relationships, have accounted for more than 60% of our consolidated revenues for each of the past three fiscal years. Our sales consist primarily of flue-cured, burley, and dark air-cured tobaccos. For the fiscal year ended March 31, 2023, our Tobacco Operations segment accounted for 88% of our revenues and 94% of our segment operating income.

We conduct our leaf tobacco business in varying degrees in a number of countries, including Bangladesh, Brazil, Canada, the Dominican Republic, Ecuador, France, Germany, Guatemala, Hungary, India, Indonesia, Italy, Malawi, Mexico, Mozambique, the Netherlands, Paraguay, the People's Republic of China, the Philippines, Poland, the Republic of South Africa, Singapore, Spain, Switzerland, the United Arab Emirates, the United States, and Zimbabwe. In addition, our oriental tobacco joint venture, Socotab, L.L.C. ("Socotab") has operations in Bulgaria, Greece, the Republic of North Macedonia, and Turkey.

Because unprocessed, or "green," leaf tobacco is a perishable product, timely processing is an essential service to our customers. Our processing of leaf tobacco includes grading in the factories, blending, removal of non-tobacco material, separation of leaf from the stems, drying, packing to precise moisture targets for proper aging, as well as temporary storage. This generally requires investments in factories and machinery in areas where tobacco is grown. Processed tobacco that has been properly packed can be stored by customers for a number of years prior to use, but most processed tobacco is used within two to three years.

We are a major purchaser and processor in the primary exporting regions for flue-cured and burley tobacco throughout the world. Africa, Brazil, and the United States produce approximately two-thirds of the flue-cured and burley tobacco grown outside of China. We estimate that over the last five years we have handled, through leaf sales or processing, on average between 25% and 35% of the annual production of such tobaccos in Africa, between 35% and 45% in the United States, and between 15% and 25% in Brazil. These percentages can change from year to year based on the size, price, and quality of the crops. We participate in the procurement, processing, storage, and sale of oriental tobacco through ownership of a 49% equity interest in Socotab, a leading supplier of oriental tobaccos. In addition, we maintain a presence, and in certain cases, a leading presence, in all other major tobacco growing regions in the world. We believe that our leading position in the leaf tobacco industry is based on our volumes handled, our operating presence in all of the major sourcing areas, our ability to meet customer style, volume, and quality requirements, our experience in dealing with large numbers of farmers, our expertise in delivering a sustainable supply of compliant, traceable, competitively-priced leaf tobacco, our long-standing relationships with customers, our development of processing equipment and technologies, and our financial position which enables us to make strategic investments in our business. The efficiencies that we offer our customers, due to our established network of operational expertise and infrastructure on the ground and our ability to market most styles and grades of leaf to a diverse customer base, are also key to our success.

We also have a leading position in worldwide dark tobacco markets. Our dark tobacco operations are located in most of the major producing countries and in other smaller markets. We operate in major dark tobacco producing countries, including the United States, the Dominican Republic, Ecuador, Indonesia, Paraguay, the Philippines, and Brazil. Dark tobaccos are typically used in the manufacture of cigars, pipe tobacco, and smokeless tobacco products, and as components of certain "roll-your-own" cigarette products.

Sales are made by our sales force and, to a much smaller degree, through the use of commissioned agents. Most customers are long-established tobacco product manufacturers. Customer contract arrangements vary around the world and include negotiated pricing as well as cost plus arrangements. Discussions of a customer's longer-term needs may begin as early as one to two years in advance of a particular crop purchase. These discussions are key to our future crop production planning. Prior to planting each year, we use early customer indications for type, style, processing, and volume requirements for the upcoming season's crop to help us determine our farmer contracting and grower input needs in our origins. We work with our farmers and customers continually throughout the crop season. As crops progress through the growing season, customers will inspect the crop, and a customer's early indications may be refined based upon emerging crop qualities and quantities and market pricing expectations. Ultimately, purchase agreements specifying quantity, quality, grade and price are executed, leading to inventory allocations of harvested green or processed leaf that we have acquired.

In the majority of the countries where we operate, we contract directly with tobacco farmers or tobacco farmer cooperatives. In most countries outside the United States and the European Union, we advance seed or seedlings, fertilizer, and other agricultural inputs to farmers. These advances are repaid by farmers with the tobacco they produce. We are dedicated to promoting a sustainable farmer base and provide our farmers with agronomy support. Our GAP programs educate farmers in such matters as the reduction of non-tobacco related materials, product traceability, environmental sustainability, agricultural labor standards, and social responsibility.

Our foreign operations are subject to international business risks, including unsettled political conditions, expropriation, import and export restrictions, exchange controls, and currency fluctuations. During the tobacco season in many of the countries listed above, we advance funds, guarantee local loans, or do both, each in substantial amounts, for the eventual purchase of tobacco. The majority of these seasonal advances and loan guarantees mature in one year or less upon the farmers' delivery of contracted tobaccos. Most advances to farmers are denominated in local currency, which is a source of foreign currency exchange rate risk. Most tobacco sales are denominated in U.S. dollars, which reduces our foreign currency exchange risk after the tobacco has been purchased. See Item 1A, "Risk Factors" for more information about our foreign currency exchange and other international business risks.

Seasonality

Our tobacco operations are seasonal in nature. Tobacco in Brazil is usually purchased from January through July, while buying in Malawi, Mozambique, Zimbabwe, and other African countries typically begins around April and continues through November. Farmers begin to sell U.S. flue-cured tobacco in late July, and the marketing season lasts for approximately four months.

We normally operate each of our tobacco processing plants for seven to nine months of the year. During this period for each region, inventories of green tobacco, inventories of processed tobacco, and trade accounts receivable normally reach peak levels in succession. We normally finance this expansion of current assets with cash, short-term borrowings from banks, and customer advances, and these funding sources normally reach their peak usage in each region during its respective purchasing or processing period. Our balance sheet at our fiscal year end reflects seasonal expansions in working capital in South America and Central America. Our financial performance is also impacted by the seasonality of our business. Due to global tobacco growing cycles, as well as customer shipment preferences, we typically ship a larger portion of our volumes in the second half of our fiscal year. Changes in customer shipment schedules or changes in crop timing in a season can shift recognition of revenue in a given fiscal year or between fiscal years.

Customers

A material part of our tobacco business is dependent upon a few customers. Our largest customers are Altria Group Inc., British American Tobacco plc, China Tobacco International, Inc., Imperial Brands plc, Japan Tobacco, Inc., Philip Morris International, Inc., and Swedish Match AB. In the aggregate, these customers have accounted for more than 60% of our consolidated revenues for each of the past three fiscal years. For the fiscal year ended March 31, 2023, each of British American Tobacco plc, Imperial Brands plc, and Philip Morris International, Inc., including their respective affiliates, accounted for 10% or more of our revenues. The loss of, or substantial reduction in business from, any of these customers could have a material adverse effect on our results. We have longstanding relationships with all of these customers.

We had commitments from customers for approximately $743 million of the tobacco in our inventories at March 31, 2023. Based upon historical experience, we usually expect that about 90% of such orders will be delivered during the following fiscal year. Most of our products require shipment via trucks and oceangoing vessels to reach customer destinations. Delays in the delivery of orders can result from such factors as truck and container availability, port access and capacity, vessel scheduling, and changing customer requirements for shipment.

As more fully described in Note 1 and Note 3 to the consolidated financial statements in Item 8 of this Annual Report, we recognize revenue from the sale of tobacco when we complete our contractual performance obligation for the transfer of the tobacco, which is generally when title and risk of loss is transferred to our customer. Individual shipments may be large, and since the customer typically specifies shipping dates, our financial results may vary significantly between reporting periods due to timing of sales. In some markets, including Brazil, Italy, the Philippines, Poland, and the United States, we process tobacco that is owned by our customers, and we recognize the revenue for that service when the processing is completed.

Competition

Competition among leaf tobacco suppliers is based on the ability to meet customer specifications in the growing, buying, processing, and financing of tobacco, and on the prices charged for products and services. Competition varies depending on the market or country involved. The number of competitors varies from country to country, but there is competition in most areas to buy and sell the available tobacco. Our principal competitor is Pyxus International, Inc. ("Pyxus") (formerly Alliance One International, Inc.). Pyxus operates in some of the countries where we operate. However, we are the only global leaf tobacco supplier with operations in the Dominican Republic, Ecuador, Hungary, Italy, Mexico, Mozambique, Paraguay, the Philippines, and Poland and that participates in the sale and production of dark air-cured tobaccos. We also have reconstituted tobacco sheet facilities and operations that handle dark air-cured tobacco and other tobaccos. We consider ourselves and Pyxus to be the only global leaf suppliers based on our worldwide scope of operations. Most of our major customers are partially vertically integrated, and thus also compete with us for the purchase of leaf tobacco in several of the major markets.

In most major leaf tobacco markets, smaller competitors are very active. These competitors typically have lower overhead requirements and provide less support to customers and farmers. Due to their lower cost structures, they can often offer a price on products that is lower than our price. However, we believe that we provide quality controls and farm programs that add value for our customers in an increasingly regulated world and make our products highly desirable. Our GAP support an approach to farming that is focused on sustainability, employing sound field production and labor management practices that meet our customers' needs, promote farmer profitability, and reflect environmental sensitivity. We provide comprehensive training, technical support in the field, and crop analytics through ongoing research and development. Our major customers increasingly require these services, and we believe our programs increase the quality and value of the products and services we offer. Our customers value the security of supply that we are able to provide due to our strong relationships with our farmer base and our global footprint.

Ingredients Operations

Our ingredients businesses provide our business-to-business customers with a broad range of plant-based ingredients for both human and pet consumption. A variety of value-added manufacturing processes are used in these businesses to convert raw materials into a wide spectrum of fruit and vegetable juices, concentrates, dehydrated products, botanical extracts, and flavorings. Our plant-based ingredients platform serves the food and beverage market, one of the largest industrial categories in the United States. There are thousands of companies represented in this segment and hundreds that offer similar or competitive types of products. We distinguish ourselves in this market by offering high-quality, customized product solutions with global sourcing capabilities and by having strong, long-standing customer relationships. Customers of our ingredients businesses include large multinational food and beverage companies, as well as smaller independent entities. No customer accounted for more than 10% of our Ingredients Operations segment revenues in fiscal year 2023. We have been achieving operational synergies across the platform among our businesses and have also made considerable progress on our vision for the segment, providing a total solution-based approach to plant-based ingredients to our customers that utilizes our broad spectrum of capabilities in fruits, vegetables and botanical extracts and flavorings. FruitSmart, Silva, and Shank's are the primary operations for the Ingredients Operations segment.

FruitSmart supplies a broad set of juices, concentrates, pomaces, purees, fruit fibers, seed and seed powders, and other value-added products to food, beverage and flavor companies throughout the United States and internationally. FruitSmart processes apples, grapes, blueberries, raspberries, cherries, blackberries, pears, cranberries and strawberries as well as other fruits and vegetables. Its top five products are apple juice concentrate, not from concentrate apple juice, concord grape, raspberry, and blueberry juice concentrates. The business is headquartered in the Yakima Valley of the state of Washington, where it has approximately 200 employees and two manufacturing facilities: one produces liquid products and one produces dry products. FruitSmart is well-positioned to capitalize on recent shifts in market dynamics and consumer behavior including a secular shift towards health and wellness, favoring natural clean-label ingredient producers and the rise of fruit as a natural clean-label sweetener alternative to processed sugar. FruitSmart also stands to benefit from growing consumer interest in better-for-you premium ingredients, including custom blends, not-from-concentrate and dry products, and strong growth in targeted end markets utilizing FruitSmart products, including ciders, purees and nutraceuticals.

Silva procures over 60 types of dehydrated vegetables, fruits and herbs from over 20 countries around the world. In addition to sourcing, the company specializes in processing natural materials into custom designed dehydrated vegetable and fruit-based ingredients for a variety of end products. Its top five ingredient product categories are vegetable blends, peppers, spinach, carrots, and pumpkin. Headquartered in Momence, Illinois, Silva employs over 200 people and has a 380,000 square foot manufacturing facility. Silva has established a reputation as the 'go-to' provider for 'clean,' natural, specialty dehydrated vegetable and fruit-based ingredients due to its unique competencies and significant capacity to source, process and manufacture materials. Silva also has longstanding relationships with farmers and suppliers around the world and maintains strong quality control procedures, ensuring consistent, high-quality supply. Silva's manufacturing facility was recently expanded and enhanced. As a result, the business is well positioned to take advantage of increasing demand for natural and clean-label products across the end markets it serves, including within the attractive and growing savory and pet food end markets.

Shank's produces botanical extracts, flavorings and has bottling capabilities. Shank's has a strong presence within the botanical extracts, flavorings, and bottling marketplace, with significant vanilla expertise. In addition to pure vanilla extract products, Shank's offers a robust portfolio of over 2,400 other botanical extracts, distillates, natural flavors and colors for industrial and private label customers worldwide. Shank's employs more than 200 people and has a 191,000 square foot manufacturing campus in Lancaster, Pennsylvania. The acquisition of Shank's added flavors, custom packaging and bottling, and product development capabilities to our plant-based ingredients platform.

Sustainability

We have a fundamental responsibility to our stakeholders to set high standards of social and environmental performance to support a sustainable supply chain and operations. Universal is proud of the commitment we made to stakeholders in 2019 to report annually on sustainability topics that impact our business so stakeholders could better understand how we meet the high standards we set. In the same year, our Board of Directors further evidenced our commitment to sustainability by amending our Nominating and Corporate Governance Committee charter to give the Committee oversight of our Environmental, Social and Governance ("ESG") programs. Since that time, we have made strategic acquisitions, witnessed a global pandemic, and further strengthened our approach to sustainability at the corporate level while continuing to report annually on sustainability.

Our commitment to sustainability encompasses a wide array of programs and initiatives. As a global agri-products supplier operating in numerous countries around the world, we primarily focus our sustainability efforts on our own operations and the farmers from whom we purchase leaf tobacco and other food materials. Sustainability efforts with respect to our facilities around the world involve the adoption and implementation of policies and procedures related to environmental impacts, workforce protections and programs such as those we address in "Human Capital Management" below, and other important considerations. Sustainability efforts with respect to our supply chain emphasize important issues related to the countries and communities in which we operate. Some of the most important issues include the protection of farm worker rights through appropriate agricultural labor practices, and the monitoring and reduction of environmental impacts through compliance with industry-recognized GAP" programs and our own environmental programs and initiatives.

Agricultural Labor Practices

Throughout the world, we work side-by-side with our contracted farmers to produce a sustainable tobacco crop that adheres to GAP, including appropriate agricultural labor practices. We are committed to extending our human rights standards to our contracted farmers and their workers, so we monitor each contracted farmer for safe and fair working conditions on their farms. Our global Agricultural Labor Practices ("ALP") program code, or ALP Code, consists of seven principles that set forth human rights requirements for our contracted farmers to meet. The ALP Code requires the progressive elimination of child labor; adherence to income and work hour requirements; fair treatment of workers so they are free from abuse; prohibition of forced labor; safe working environments; recognition and respect of workers' rights to freedom of association and collective bargaining; and compliance with local employment laws. As part of our ALP program, we train contracted farmers on the ALP Code requirements and we monitor their compliance through multiple in-person farm visits during the tobacco growing season. The significant investment of time and resources we commit each year to our ALP program evidences the importance of sustainable labor practices to our business.

Environmental Impacts

Universal is committed to abiding by environmental laws and regulations, monitoring our supply chain activities, and cooperating with supply chain partners to implement strategies that mitigate and reduce environmental impacts that may be associated with our business. We recognize three primary environmental responsibilities throughout our global footprint: responsible consumption of water and resources, responsible forestry management, and minimizing greenhouse gas emissions. In fiscal year 2023, several environmental projects and programs were expanded and implemented to further minimize our environmental footprint, including GAP program initiatives to address environmental risks on contracted farms. In addition, we continued to work towards our Company's science-based greenhouse gas emissions reduction target of 30% by 2030 through the Science Based Targets Initiative.

For a discussion of recent developments and trends in our businesses, along with factors that may affect our businesses see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 1A, "Risk Factors."

C.   **Human Capital Management**

Workforce Overview

Our employees are among our most important resources and rely on them to execute our business plan with integrity and efficiency. Investing in human capital is critical to our continued success. Our employees enable us to be a leading global supplier of leaf tobacco and other agri-products. We strive to foster a diverse and inclusive workplace; attract, retain, and develop talented personnel; and keep our employees safe and healthy.

As of March 31, 2023, we employed more than 28,000 employees, operating in over 30 different countries across five continents. Approximately 60% of our employees are seasonal and approximately 40% are full-time employees. Almost 50% of our employees are female and more than 18% of our managers are female. Globally, Universal has twelve collective bargaining agreements in place, covering approximately 57% of our workforce. The sizeable seasonal nature of our global workforce makes these numbers fluctuate throughout the year. The above percentages reflect our workforce on March 31, 2023.

We are a multinational and multicultural organization, with employees and operations located around the world, and we are committed to maintaining a diverse and inclusive workplace. Only around 5% of our employees are located in the United States. Almost all of our employees are from the same country in which our operations are located. Our expatriate hires represent less than 0.5% of our workforce, and they are hired due to their essential professional knowledge necessary to the operation of our business.

Universal Corporation's Board of Directors' Role in Human Capital Management

Our Board of Directors believes that human capital management is an important component of our continued growth and success and is essential to our ability to attract, retain, and develop talented and skilled employees. We pride ourselves on a culture that respects co-workers and values concern for others.

Our Nominating and Corporate Governance Committee and our Compensation Committee both have important roles with respect to human capital management. The Nominating and Corporate Governance Committee oversees and reviews our ESG programs, which include important policies and practices related to human rights, diversity and inclusion, prohibitions against discrimination, employee health and safety, and other policies related to our workforce. The Compensation Committee has oversight of compensation, benefits, and retention and development processes of senior management, including an annual review of the Company's succession planning and leadership development program.

We are committed to protecting the human rights of our employees and have policies in place to support this effort, including those relating to whistleblowing, harassment, equal employment and compliance with local labor laws. Our Board of Directors also adopted our Code of Conduct and Anti-Corruption Compliance Manual to promote ethical behavior throughout the Company and address violations of ethical standards. The Code and Manual have been translated into 17 languages and apply directly to all officers, directors and non-seasonal employees in the Universal family of companies. The Board of Directors also adopted our Human Rights Policy, which defines the high ethical and social standards we implement across our global operations. We support these rights and programs through compliance communications, face-to-face and online training, and through an anonymous compliance hotline that we maintain globally. Our compliance hotline is available to all our employees and any other interested parties 24 hours a day, 7 days a week, by internet or phone. The Board of Directors oversees our global compliance program and receives reports from our Chief Compliance Officer at each scheduled Board of Directors meeting.

Employee Compensation and Benefits

We offer our employees competitive base salaries and wages, and we have a salary administration process where we regularly review and adjust our employees' total compensation and benefits when warranted to ensure they are competitive in our industry and are aligned with our performance. In addition, we believe employee benefits are an essential component of our total compensation package. Each of our global operations provides benefits that are designed to attract and retain our employees. These benefits vary depending on the location, seniority and employment status of our employees, and can include medical insurance, long-term disability insurance, retirement benefits, and similar programs.

In the United States, benefits to our employees include medical, dental, disability and life insurance, flexible spending accounts, and a 401(k) Retirement Plan with a 5% match and immediate vesting. We provide a health care advocacy service to assist our employees with various medical needs as they make these decisions, and we provide a mental health and financial counseling program for our employees and their families. We also offer other benefits which may vary by location, but which include performance, holiday, attendance and other bonus opportunities, a tuition assistance program (offering assistance up to 75%) as well as a 501(c)(3) matching gift program to benefit communities in which our employees work and reside.

We support our employees outside of work through a variety of initiatives and strongly believe that our success relies on the prosperity of the communities in which we operate. We fund various programs that enhance local communities, economies and cultures. For example, in numerous locations we support projects designed to impact our employees and their families such as establishing health clinics and wellness programs to assist our employees, administering after school care for schoolchildren, or funding local cultural events. Ultimately, we recognize our impact extends beyond the workplace and are proud to engage as both active corporate citizens and leaders in our neighborhoods, communities, and countries. We publicly disclose additional information about our community support activities each year in our Sustainability Report.

Talent Development and Training

Employee training and development of both technical and leadership skills are integral aspects of our human capital strategy. We provide employees with a range of development opportunities that vary by location and seniority of employees, such as online training, live classes, and mentoring to assist with career advancement. These programs often include safety and technical job skill training as well as soft-skill programs focused on communication and change management. Development of leadership skills is also a priority and is specialized for different levels of employees. For example, members of management in our global operations participate in our succession planning programs, which include the identification of employees who are offered development opportunities for career advancement. To further develop leadership skills, we also maintain specific leadership programs for aspiring leaders and new supervisors, managers and directors.

Health and Safety

The health and safety of our employees is at the forefront of our business efforts. We are committed to the prevention of injury and illness in the workplace through strong health and safety management, employee empowerment and accountability, and strict compliance with health and safety regulations. Our programs are designed to influence our Company's culture through employee engagement and leadership behavior. We pair our improved health and safety management system with a strong database reporting tool to allow all Universal facilities to track their local occupational health and safety performance and that of the entire company. These reports allow our global teams to analyze the insights collected from our health and safety system immediately to support compliance and promote continuous improvement.

Additionally, we utilize other health and safety initiatives to ensure our facilities remain safe for our employees. We established health and safety Key Performance Indicators ("KPIs") across our tobacco factory and agronomy operations. Each factory carries out an in-depth data analysis of prior data and implements KPIs for improvement and monitoring. By giving employees a goal to achieve and monitor, they will be more engaged in what they do and better able to help us succeed. Our "fresh eyes" approach to workplace safety involves inviting colleagues from different facilities to share in cross-auditing tasks. In addition to corporate audits, we encourage this regional cross-auditing to promote a collaborative framework and drive our employee safety programs forward.

Our commitment to our employees' health and safety was effectively demonstrated in our global response to the COVID-19 pandemic. Management at all levels of the Company closely monitored developments and took steps intended to mitigate the potential risks to our employees, including taking precautions with regard to employee and facility hygiene, imposing travel limitations on our employees, and directing certain employee groups to work remotely whenever possible. Universal was committed to employee protection and limiting the physical and mental impacts of the pandemic as much as possible on our global workforce.

D.   Research and Development

We did not expend material amounts for research and development during the fiscal years ended March 31, 2023, 2022, or 2021.

E.   Intellectual Property

We hold no material patents, licenses, franchises, or concessions.

F.   Government Regulation, Environmental Matters, and Other Matters

Our business is subject to general governmental regulation in the United States and in foreign jurisdictions where we conduct business. Such regulation includes, but is not limited to, matters relating to environmental protection. To date, governmental provisions regulating the discharge of material into the environment have not had a material effect upon our capital expenditures, earnings, or competitive position. See Item 1A, "Risk Factors" for a discussion of government regulations and other factors that may affect our business.

Item 1A. Risk Factors

The risks and uncertainties described below are those that we currently believe could materially adversely affect us. Other risks and uncertainties that we do not presently consider to be material or of which we are not presently aware may become important factors that affect us in the future. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. Accordingly, you should carefully consider the following risk factors, as well as other information contained in or incorporated by reference in this Annual Report.

Epidemics, pandemics or similar widespread public health concerns, such as COVID-19, could adversely affect our business, financial condition, results of operations and demand for our products and services.

Epidemics, pandemics or similar public health concerns, such as COVID-19, could cause a widespread health crisis and significantly disrupt the U.S. and global economies, markets and supply chains. The ultimate impact of any future pandemic or disease outbreak on our business, financial condition, results of operations and the demand for our products and services in the future is uncertain, and it is impossible to predict whether any impacts we have experienced to date would continue or worsen in the future. The extent to which any pandemic or disease outbreak will impact our business, financial condition, results of operations, and demand for our products and services will depend on future developments including the ongoing geographic spread of the health crisis, the impact of disease mutations, the severity and duration of the health crisis, and the type and duration of actions that may be taken by various governmental authorities in response to the pandemic or disease outbreak and the impact on the U.S. and the global economies, markets, and supply chains. Adverse public health developments in countries and states where we operate, therefore, could have a material and adverse effect on our business, financial condition, results of operations and the demand for our products and services. These effects could include a negative impact on the availability of our employees, temporary closures of our facilities or the facilities of our business partners, customers, suppliers, third party service providers or other vendors, and the interruption of domestic and global supply chains, distribution channels, liquidity and capital markets. Our business continuity plans and other safeguards, however, may not be effective to mitigate the results of epidemics, pandemics, or similar widespread health concerns.

Operating Factors

In areas where we purchase leaf tobacco directly from farmers, we bear the risk that the tobacco we receive will not meet quality and quantity requirements.

When we contract directly with tobacco farmers or tobacco farmer cooperatives, which is the method we use to purchase tobacco in most countries, we bear the risk that the tobacco delivered may not meet customer quality and quantity requirements. If the tobacco does not meet such market requirements, we may not be able to fill all of our customers' orders, and such failure would have an adverse effect on profitability and results of operations. In a contract market our obligation is to purchase the entire tobacco plant, which encompasses many leaf styles, therefore, we also have a risk that not all of that production will be readily marketable at prices that support acceptable margins. In addition, in many foreign countries where we purchase tobacco directly from farmers, we provide them with financing. Unless we receive marketable tobacco that meets the quality and quantity specifications of our customers, we bear the risk that we will not be able to fully recover our crop advances or recover them in a reasonable period of time.

The leaf tobacco industry is competitive, and we are heavily reliant on a few large customers.

We are one of two major independent global competitors in the leaf tobacco industry, both of whom are reliant upon a few large customers. The loss of one of those large customers or a significant decrease in their demand for our products or services could significantly decrease our sales of products or services, which would have a material adverse effect on our results of operations. The competition among leaf tobacco suppliers and dealers is based on the ability to meet customer requirements in the buying, processing, and financing of tobacco, and on the price charged for products and services. We believe that we consistently meet our customers' requirements and charge competitive prices. Since we rely upon a few significant customers, the consolidation or failure of any of these large customers, or a significant increase in their vertical integration, could contribute to a significant decrease in our sales of products and services.

We compete for both the purchase and sale of leaf with smaller leaf tobacco suppliers in some of the markets where we conduct business. Some of these smaller leaf tobacco suppliers operate in more than one country. Since they typically provide little or no support to farmers, these leaf tobacco suppliers typically have lower overhead requirements than we do. Due to their lower cost structures, they often can offer prices on products and services that are lower than our prices. Our customers also directly source leaf tobacco from farmers to meet some of their raw material needs. Direct sourcing provides our customers with some qualities and quantities of leaf tobacco that they prefer not to use in their existing blends and that may be offered for sale. This competition for both the sale and purchase of leaf, both with smaller leaf tobacco suppliers and direct sourcing, could reduce the volume of the leaf we handle and could negatively impact our financial results.

Our financial results can be significantly affected by changes in the balance of supply and demand for leaf tobacco.

With respect to our leaf tobacco operations, our financial results can be significantly affected by changes in the overall balance of worldwide supply and demand for leaf tobacco. The demand for leaf tobacco, which is based upon customers' expectations of their future requirements, can change from time to time depending upon factors affecting the demand for their products. Our customers' expectations and their demand for leaf tobacco are influenced by a number of factors, including:

- trends in the global consumption of cigarettes,

- trends in consumption of cigars and other tobacco products,

- trends in consumption of alternative tobacco products, such as electronic nicotine delivery systems ("ENDS") and non-combustible products,

- levels of competition among our customers, and

- regulatory and governmental factors.

The world supply of leaf tobacco at any given time is a function of current tobacco production, inventories held by manufacturers, and the stocks of leaf tobacco held by leaf tobacco suppliers. Production of tobacco in a given year may be significantly affected by such factors as:

- demographic shifts that change the number of farmers or the amount of land available to grow tobacco,

- decisions by farmers to grow crops other than leaf tobacco,

- volume of annual tobacco plantings and yields realized by farmers,

- availability of crop inputs,

- weather and natural disasters, including any adverse weather conditions that may result from climate change, and

- crop infestation and disease.

Any significant change in these factors could cause a material imbalance in the supply of and demand for tobacco, which would affect our results of operations.

Our financial results will vary according to tobacco growing conditions, customer requirements, and other factors. These factors may also limit the ability to accurately forecast our future performance and increase the risk of an investment in our common stock or other securities.

Our financial results, particularly our year-over-year quarterly comparisons, may be significantly affected by variations in tobacco growing seasons and fluctuations in crop sizes. The timing of the cultivation and delivery of tobacco is dependent upon a number of factors, including weather and other natural events, and our processing schedules and results of operations can be significantly altered by these factors. In addition, the potential impact of climate change is uncertain and may vary by geographic region. The possible effects, as described in various public accounts, could include changes in rainfall patterns, water shortages, changing storm patterns and intensities, and changing temperature levels that could adversely impact our costs and business operations and the supply and demand for leaf tobacco. Our operations also rely on dependable and efficient transportation services. A disruption in transportation services, as a result of climate change or otherwise, may also significantly impact our results of operations.

Further, the timing of customer orders and shipments may vary and may require us to keep tobacco in inventory and may also result in variations in quarterly and annual financial results. We base sales recognition on meeting our performance obligation under our contract with the customer, which generally occurs with the passage of ownership of the tobacco. Since individual shipments may represent significant amounts of revenue, our quarterly and annual financial results may vary significantly depending on the timing of needs and shipping instructions of our customers and the availability of transportation services. These fluctuations result in varying volumes and sales in given periods, which also reduce the comparability of financial results.

Major shifts in customer requirements for leaf tobacco supply may significantly affect our operating results.

If our customers significantly alter their requirements for tobacco volumes from certain regions, we may have to change our production facilities and alter our fixed asset base in certain origins. Permanent or long-term reduction in demand for tobacco from origins where we have operations may trigger restructuring and impairment charges. We may also need to make significant capital investments in other regions to develop the needed infrastructure to meet customer supply requirements.

We may not be able to increase prices to fully offset inflationary and other pressures on costs, such as raw products, packing materials, labor, energy, and distribution costs.

As a supplier of leaf tobacco and plant-based ingredients, we source our raw materials globally and rely on labor, energy, packing materials, and distribution resources to produce and distribute our products. Many of these materials and inputs are subject to price fluctuations from a number of factors, including but not limited to changes in crop sizes, crop qualities, crop disease, product scarcity, fertilizer costs, energy costs, labor costs, currency fluctuations, import and export requirements (including tariffs), adverse weather events, pandemic illness (such as the COVID-19 pandemic), political instability or military conflict such as the ongoing conflict in Ukraine, and other factors that may be beyond our control. We try to pass along to our customers some or all cost increases through increases in the sales prices of our products. To the extent that price increases are not sufficient to offset the cost increases or we experience reductions in sales volumes, our business results and financial condition may be adversely affected.

Weather and other conditions can affect the marketability of our products.

Tobacco and other agricultural crops are subject to vagaries of weather and the environment that can, in some cases, change the quality or size of the crops. Severe weather conditions may occur with higher frequency or may be less predictable in the future due to the effects of climate change. If a weather event or other event is particularly severe, such as a volcanic eruption, major drought, hurricane, cyclone, typhoon, windstorm, or temperature or precipitation extreme, the affected crop could be destroyed or damaged to an extent that it would be less desirable to our customers, which would result in a reduction in operating results. If such an event is also widespread, it could affect our ability to acquire the quantity of tobacco or plant-based ingredients required by our customers or could prevent or impair our ability to process or ship products as planned. In addition, other factors can affect the marketability of our products, including, among other things, the presence of excess residues of crop protection agents or non-crop related materials. A significant event impacting the condition or quality of a large amount of any of the crops that we buy could make it difficult for us to sell these products or to fill customers' orders.

Legal, regulatory or other market measures to address climate change could negatively affect our business operations.

The increasing concern over climate change may result in more regional, federal, foreign and/or global legal and regulatory requirements to reduce or mitigate the effects of greenhouse gases. In the event that such regulation is enacted and is more aggressive than the sustainability measures that we and our suppliers are currently undertaking to monitor our emissions and improve energy and resource efficiency, we may experience significant increases in our material and production costs. Our suppliers would likely pass all or a portion of their increased costs along to us. We may not be able to pass any resulting cost increases to our customers. Furthermore, we may be required to make additional investments of capital to maintain compliance with new laws and regulations. As a result, climate change or increased concern over climate change could negatively affect our business or operations.

Our plant-based ingredients business is subject to industry-specific risks which could adversely affect our operating results.

Our plant-based ingredients business is subject to risks posed by food spoilage or food contamination; shifting consumer preferences; federal, state, and local food processing regulations; product tampering; and product liability claims. If one or more of these risks were to materialize, our revenues and operating results could be adversely affected, and our reputation might be damaged.

Disruption of our supply chain for our plant-based ingredients operations could adversely affect our business.

Damages or disruption to raw material supplies or our manufacturing or distribution capabilities due to weather, climate change, natural disaster, fire, terrorism, cyber-attack, pandemics (such as the COVID-19 pandemic), governmental restrictions or mandates, strikes, import/export restrictions, political instability or military conflict such as the ongoing conflict in Ukraine, or other factors could impair our ability to produce or sell our plant-based ingredient products. Many of our plant-based ingredient product lines are manufactured at a single location or require raw materials that are currently sourced from a limited number of regions. The failure of third parties on which we rely, including those third parties who supply our raw materials, packaging, capital equipment and other necessary operation materials, to meet their obligations to us, or significant disruptions in their ability to do so, may negatively impact our operations, as well as require additional resources to restore our supply chain.

We may not be successful in pursuing strategic investments or acquisitions or realize the expected benefits of those transactions because of integration difficulties and other challenges.

While we may identify opportunities for acquisitions and investments to support our growth strategy, as well as divestiture opportunities, our due diligence examinations and positions that we may take with respect to appropriate valuations for acquisitions and divestitures and other transaction terms and conditions may hinder our ability to successfully complete business transactions to achieve our strategic goals. We compete with other acquisitive entities for suitable acquisition candidates. This competition may increase the price for acquisitions and reduce the number of acquisition candidates available to us. As a result, our ability to acquire businesses in the future, and to acquire such businesses on favorable terms, may be limited. Our ability to realize the anticipated benefits from acquisitions will depend, in part, on successfully integrating each business with our Company as well as improving operating performance and profitability through our management efforts and capital investments. The risks to a successful integration and improvement of operating performance and profitability include, among others, failure to implement our business plan, unanticipated issues in integrating operations with ours, unanticipated changes in laws and regulations, regulatory, environmental and permitting issues, unfavorable customer reactions, the effect on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002, and difficulties in fully identifying and evaluating potential liabilities, risks and operating issues. In order to finance such acquisitions, we may need to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and the issuance of debt or equity securities. There can be no assurance that such financings would be available to us on reasonable terms or that any future issuances of securities in connection with acquisitions will not be dilutive to our shareholders. The occurrence of any of these events may adversely affect our expected benefits of any acquisitions and may have a material adverse effect on our financial condition, results of operations or cash flows.

We may be adversely impacted if our information technology systems fail to perform adequately, including with respect to cybersecurity issues.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems (including those provided to us by third parties) to perform as we anticipate could disrupt our business and affect our results of operations.

In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, security breaches or intrusions (including theft of confidential data), and viruses. Cyber attacks, data breaches or other breaches of our information security systems may cause equipment failures or disruptions to our operations. Our inability to operate our networks and security information systems as a results of such events, even for a short period of time, may result in significant expenses or operating disruptions. If we are unable to prevent physical and electronic break-ins, cyber-attacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation, or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, suppliers, or employees.

We have invested and expect to continue to invest in technology security initiatives, information technology risk management, and disaster recovery plans. The cost and operational consequences of implementing, maintaining, and enhancing further data or system protection measures could increase significantly to overcome increasingly frequent, complex, and sophisticated cyber threats. Our efforts to deter, identify, mitigate, or eliminate future cyber threats may require significant additional expense and may not be successful.

The inability for us to attract, develop, retain, motivate, and maintain good relationships with our workforce, including key personnel, could negatively impact our business and our profitability.

Our future success depends on our ability to attract, develop, retain, motivate, and maintain good relationships with qualified personnel, particularly those who have extensive expertise in leaf tobacco or plant-based ingredients operations and who may also have long service with our Company. We have such personnel in our senior executive leadership as well as in other key areas throughout our U.S. and international operations such as procurement, manufacturing, and sales, all of which are critical to our future growth and profitability.

Changes in labor markets as a result of COVID-19 and other socioeconomic and demographic changes, have increased the competition for hiring and retaining talent. As a result of this competition, we may be unable to continue to attract, develop, retain, motivate, and maintain good relationships with suitably qualified individuals at acceptable compensation levels who have the managerial, operational, and technical knowledge and experience to meet our needs. Furthermore, the failure to execute on internal succession plans or to effectively transfer knowledge from exiting employees to others in the organization could adversely affect our business and results of operations. Even if we succeed in hiring new personnel to fill vacancies, lengthy training and orientation periods might be required before new employees are able to achieve necessary productivity levels. Any failure by us to attract, develop, retain, motivate, and maintain good relationships with qualified individuals could adversely affect our business and results of operations.

We are dependent on a seasonal workforce to meet our operational needs.

Our tobacco operations depend in part on our ability to attract, train, motivate and retain qualified employees, many of whom are seasonal employees. We seek to manage seasonal wages and the timing of the hiring process to ensure the appropriate workforce is in place for peak and low seasons. Many of our tobacco operations are located in rural communities that may not have sufficient labor pools. If we are unable to hire sufficient personnel or successfully manage our seasonal workforce needs, we may not be able to meet our operational needs and our financial results could be negatively impacted.

Regulatory and Governmental Factors

Government efforts to regulate the production and consumption of tobacco products could have a significant impact on the businesses of our leaf tobacco customers, which would, in turn, affect our results of operations.

Governments continue their efforts to reduce the consumption of tobacco products globally by advancing regulations that, among other things, restrict or prohibit tobacco product use, advertising and promotion, increase taxes on tobacco products, limit nicotine levels in tobacco products, or eliminate the use of characterizing flavors.

A number of such measures are included in the WHO Framework Convention on Tobacco Control ("FCTC"), which entered into force on February 27, 2005, and currently has 182 Parties to the Convention. The Conference of the Parties ("COP"), which is the governing body of the WHO FCTC and is comprised of all Parties to the Convention, meets every two years to consider amendments to the agreement and track progress in the implementation of the treaty's 38 articles. It is not possible to predict how the signatories to the FCTC may choose to fulfill their obligations or the manner or the pace with which they may implement the FCTC articles, and they may take actions that could restrict or prohibit tobacco usage that could materially affect our business and our results of operations.

We also cannot predict the extent or speed at which the efforts of governments or non-governmental agencies to reduce tobacco consumption might affect the business of our primary customers. However, a significant decrease in worldwide tobacco consumption brought about by existing or future laws and regulations would reduce demand for tobacco products and could have a material adverse effect on our results of operations.

Government actions can have a significant effect on the sourcing of leaf tobacco. If some of the current efforts are successful, we could have increased barriers in meeting our customers' requirements, which could have an adverse effect on our performance and results of operations.

A variety of government actions can have a significant effect on the sourcing and production of leaf tobacco. If some of the current proposed efforts are successful, we could have increased barriers to meeting our customers' requirements, which could have an adverse effect on our performance and results of operations.

The WHO, through the FCTC, has specifically issued policy options and recommendations to promote crop diversification initiatives and alternatives to growing leaf tobacco in countries whose economies depend upon tobacco production. If certain countries were to follow these policy recommendations and seek to eliminate or significantly reduce leaf tobacco production, we could encounter difficulty in sourcing leaf tobacco from these regions to fill customer requirements, which could have an adverse effect on our results of operations.

Certain recommendations by the WHO, through the FCTC, may also cause shifts in customer usage of certain styles of tobacco. In countries such as Canada and Brazil and in the European Union, efforts have been taken to eliminate certain ingredients from the manufacturing process for tobacco products. The FCTC and national governments have also discussed formulating a strategy to place limitations on the level of nicotine allowed in tobacco and tobacco smoke. Such decisions could cause a change in requirements for certain styles of tobacco in particular countries. Shifts in customer demand from one type of tobacco to another could create sourcing challenges as requirements move from one origin to another.

Regulations impacting our customers that change the requirements for leaf tobacco or restrict their ability to sell their products would inherently impact our business. We have established programs that begin at the farm level to assist our customers' collection of raw material information to support leaf traceability and customer testing requirements, including the identification of nicotine levels. Additionally, given our global presence, we also have the ability to source different types and styles of tobacco for our customers should their needs change due to regulation. Despite our programs, the extent to which governmental actions will impact our business, financial condition, results of operations and demand for our products and services will depend on future developments, which are highly uncertain and cannot be predicted.

Continuous changes in bilateral, multilateral, and international trade agreements also have the potential to disrupt or impact Universal operations. For example, some trade proposals have included provisions that could effectively allow governments to regulate tobacco products differently than other products. These carve outs could negatively impact the industry and impact requirements for leaf tobacco.

We conduct a significant portion of our operations internationally, so political and economic uncertainties in particular countries could have an adverse effect on our performance and results of operations.

Our international operations are subject to uncertainties and risks relating to the political stability of certain foreign governments, principally in developing countries and emerging markets, as well as to the effects of changes in the trade policies and economic regulations of foreign governments. These uncertainties and risks, which include undeveloped or antiquated commercial law, the expropriation, indigenization, or nationalization of assets, and the authority to revoke or refuse to renew business licenses and work permits, may adversely impact our ability to effectively manage our operations in those countries. We have substantial capital investments in South America and Africa, and the performance of our operations in those regions can materially affect our earnings.

Our customers' operations are subject to similar uncertainties and risks relating to the political stability of the foreign governments in the countries in which their operations are located. Political or economic instability in those countries, such as the ongoing conflict in Ukraine, may impede or disrupt our ability to meet our customers' needs in or source raw materials from those impacted countries.

If the political situation in any of the countries where we conduct business were to deteriorate significantly, our ability to recover assets located there could be impaired. To the extent that we do not replace any lost volumes of leaf tobacco with leaf tobacco from other sources, or we incur increased costs related to such replacement, our financial condition or results of operations, or both, would suffer. In addition, if we are unable to supply leaf tobacco to our customers' locations or otherwise conduct business with our customers due to political stability or interference in their countries of operation, or if we incur increased cost related to such challenges, our performance and results of operations could suffer.

Increasing scrutiny and changing expectations from governments, as well as other stakeholders such as investors and customers, with respect to our ESG considerations may impose additional costs on us or expose us to additional risks.

Governments, the non-governmental community, and industry increasingly understand the importance of implementing comprehensive environmental, labor, and governance practices. Our commitment to sustainability remains at the core of our business, and we continue to implement what we believe are responsible ESG practices. Government regulations, however, could result in new or more stringent forms of ESG oversight and disclosures. These may lead to increased expenditures for environmental controls, land use restrictions, reporting, and other conditions which could have an adverse effect on our performance and results of operations.

In addition, a number of governments are considering due diligence procedures to ensure strict compliance with environmental, labor, and government regulations. The European Union has recently advanced broad due diligence reporting requirements for all industries operating within Europe. The United States has called for a broader and more robust approach to labor compliance in foreign jurisdictions, which could include some of our strategic origins. Due to general uncertainty regarding the timing, content, and extent of any such regulatory changes in the United States or abroad, we cannot predict the impact, if any, that these changes could have to our business, financial condition, and results of operations.

Changes in tax laws in the countries where we do business may adversely affect our results of operations.

Through our subsidiaries, we are subject to the tax laws of many jurisdictions. Changes in tax laws or the interpretation of tax laws can affect our earnings, as can the resolution of various pending and contested tax issues. In most jurisdictions, we regularly have audits and examinations by the designated tax authorities, and additional tax assessments are common. We believe that we comply with applicable tax laws in the jurisdictions where we operate, and we vigorously contest all significant tax assessments where we believe we are in compliance with the tax laws.

Financial Factors

Failure of our customers or suppliers to repay extensions of credit could materially impact our results of operations.

In our tobacco operations, we extend credit to both suppliers and customers. A significant bad debt provision related to amounts due could adversely affect our results of operations. In addition, crop advances to leaf tobacco farmers are generally secured by the farmers' agreement to deliver green tobacco. In the event of crop failure, delivery failure, or permanent reductions in crop sizes, full recovery of advances may never be realized, or otherwise could be delayed until future crops are delivered. See Notes 1 and 16 to the consolidated financial statements in Item 8 for more information on these extensions of credit.

Fluctuations in foreign currency exchange rates may affect our results of operations.

We account for most of our tobacco operations using the U.S. dollar as the functional currency. The international tobacco trade generally is conducted in U.S. dollars, and we finance most of our tobacco operations in U.S. dollars. Although this generally limits foreign exchange risk to the economic risk that is related to leaf purchase and production costs, overhead, and income taxes in the source country, significant currency movements could materially impact our results of operations. Changes in exchange rates can make a particular leaf tobacco crop more or less expensive in U.S. dollar terms. If a particular crop is viewed as expensive in U.S. dollar terms, it may be less attractive in the world market. This could negatively affect the profitability of that crop and our results of operations. In tobacco markets that are primarily domestic, the local currency is the functional currency. In addition, the local currency is the functional currency in other leaf tobacco markets, such as Western Europe, where export sales have been denominated primarily in local currencies. In these markets, reported earnings are affected by the translation of the local currency into the U.S. dollar. See Item 7A, "Qualitative and Quantitative Disclosure About Market Risk" for additional discussion related to foreign currency exchange risk.

Our purchases of tobacco are generally made in local currency, and we also provide farmer advances that are denominated in the local currency. We account for currency remeasurement gains or losses on those advances as period costs, and they are usually accompanied by offsetting increases or decreases in the purchase cost of tobacco, which is priced in the local currency. The effect of differences in the cost of tobacco is generally not realized in our earnings until the tobacco is sold, which often occurs in a quarter or fiscal year subsequent to the recognition of the related remeasurement gains or losses. The difference in timing could affect our profitability in a given quarter or fiscal year.

We have used currency hedging strategies to reduce our foreign currency exchange rate risks in some markets. In addition, where we source tobacco in countries with illiquid or nonexistent forward foreign exchange markets, we often manage our foreign exchange risk by matching funding for tobacco inventory purchases with the currency of sale and by minimizing our net investment in these countries. To the extent that we have net monetary assets or liabilities in local currency, and those balances are not hedged, we may have currency remeasurement gains or losses that will affect our results of operations.

Changes in interest rates may affect our results of operations.

We generally use both fixed and floating interest rate debt to finance our operations. Changes in market interest rates expose us to changes in cash flows for floating rate instruments and to changes in fair value for fixed rate instruments. We normally maintain a proportion of our debt in both variable and fixed interest rates to manage this exposure, and from time to time we may enter hedge agreements to swap the interest rates. In addition, our customers may pay market rates of interest for leaf tobacco inventory purchased on order, which could mitigate a portion of the floating interest rate exposure on short-term borrowings. To the extent we are unable to match these interest rates, a decrease in interest rates could increase our net financing costs. We also periodically have large cash balances and may receive deposits from tobacco customers, both of which we use to fund seasonal purchases of tobacco, reducing our financing needs. Decreases in short-term interest rates could reduce the income we derive from those investments. Changes in interest rates also affect expenses related to our defined benefit pension plan, as described below.

Low investment performance by our defined benefit pension plan assets and changes in pension plan valuation assumptions may increase our pension expense and may require us to fund a larger portion of our pension obligations, thus diverting funds from other potential uses.

We sponsor domestic defined benefit pension plans that cover certain eligible employees. Our results of operations may be positively or negatively affected by the amount of expense we record for these plans. U.S. generally accepted accounting principles ("GAAP") require that we calculate expense for the plans using actuarial valuations. These valuations reflect assumptions about financial market and other economic conditions that may change based on changes in key economic indicators. The most significant year-end assumptions we used to estimate pension expense for fiscal year 2023 were the discount rate, the expected long-term rate of return on plan assets, and the mortality rates. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant change to shareholders' equity through a reduction or increase to the "Pension and other postretirement benefit plans" component of Accumulated Other Comprehensive Loss. At the end of fiscal year 2023, the projected benefit obligation ("PBO") of our qualified U.S. pension plan was $205 million and plan assets were $215 million. For a discussion regarding how our financial statements can be affected by pension plan valuation assumptions, see "Critical Accounting Estimates – Pension and Other Postretirement Benefit Plans" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and in Note 13 to the consolidated financial statements in Item 8. Although GAAP expense and pension funding contributions are not directly related, key economic factors that affect GAAP expense can also affect the amount of cash we are required to contribute to our pension plans under requirements of the Employee Retirement Income Security Act ("ERISA"). Failure to achieve expected returns on plan assets could also result in an increase to the amount of cash we would be required to contribute to our pension plans. In order to maintain or improve the funded status of our plans, we may also choose to contribute more cash to our plans than required by ERISA regulations.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

We own the following significant properties:

Location	Principal Use	Building Area
		(Square Feet)
Tobacco Operations:		
United States		
Nash County, North Carolina	Factory and storages	1,323,000
Lancaster, Pennsylvania	Factory and storages	793,000
Brazil		
Santa Cruz	Factory and storages	2,386,000
Malawi		
Lilongwe	Factory and storages	942,000
Mozambique		
Tete	Factory and storages	770,000
Philippines		
Agoo, La Union	Factory and storages	770,000
Reina Mercedes, Isabela	Factory and storages	759,000
Zimbabwe		
Harare [1]	Factory and storages	1,445,000
Ingredients Operations:		
United States		
Momence, Illinois	Factory and storages	407,000
Grandview, Washington	Factory and storages	125,000
Prosser, Washington	Factory and storages	335,000
Lancaster, Pennsylvania	Factory and storages	191,000

[1] Owned by an unconsolidated subsidiary.

We lease headquarters office space of about 50,000 square feet at 9201 Forest Hill Avenue in Richmond, Virginia, which we believe is adequate for our current needs.

Tobacco Operations

Our tobacco business involves, among other things, storing and processing green tobacco and storing processed tobacco. We operate processing facilities in major tobacco growing areas. In addition, we require tobacco storage facilities that are in close proximity to the processing facilities. We own most of the tobacco storage facilities, but we lease additional space as needs arise. We believe that the properties currently utilized in our tobacco operations are maintained in good operating condition and are suitable and adequate for our purposes at our current volumes.

In addition to our significant properties listed above, we own other processing facilities in the following countries: Germany, Guatemala, Italy, the Netherlands, Poland, and the United States. In addition, we have an ownership interest in a processing plant in Mexico and have access to processing facilities in other areas, such as India, the People's Republic of China, and the Republic of South Africa. Socotab L.L.C., an oriental tobacco joint venture in which we own a noncontrolling interest, owns tobacco processing plants in Bulgaria, the Republic of North Macedonia, and Turkey.

Except for the Lancaster, Pennsylvania facility, the tobacco facilities described above are engaged primarily in processing tobaccos used by manufacturers in the production of cigarettes. The Lancaster facility, as well as facilities in Brazil, the Dominican Republic, Indonesia, and Paraguay, process tobaccos used in making cigar, pipe, and smokeless products, as well as components of certain "roll-your-own" products.

Ingredients Operations

Our ingredients business involves, among other things, storing and processing both fresh and dehydrated plant-based ingredients and storing processed finished goods. We operate processing facilities in three U.S. locations. We believe that the properties currently utilized in our ingredients operations are maintained in good operating condition and are suitable and adequate for current level of business.

Item 3. Legal Proceedings

Some of our subsidiaries are involved in other litigation or legal matters incidental to their business activities. While the outcome of these matters cannot be predicted with certainty, we are vigorously defending the matters and do not currently expect that any of them will have a material adverse effect on our business or financial position. However, should one or more of these matters be resolved in a manner adverse to our current expectation, the effect on our results of operations for a particular fiscal reporting period could be material. For additional information regarding litigation and other legal matters to which we are a party, see Note 16 – Commitments, Contingencies, and Other Matters to our accompanying consolidated financial statements, which are incorporated by reference into this Item.

Item 4. Mine Safety Disclosures

Not applicable.

Item 4a. Information about Executive Officers

Information about our executive officers is incorporated by reference from Part III, Item 10 of this Form 10-K.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Equity

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "UVV."

Our current dividend policy anticipates the payment of quarterly dividends in the future. However, the declaration and payment of dividends to holders of common stock is at the discretion of the Board of Directors and will be dependent upon our future earnings, financial condition, and capital requirements. Under certain of our credit facilities, we must meet financial covenants relating to minimum tangible net worth and maximum levels of debt. If we were not in compliance with them, these financial covenants could restrict our ability to pay dividends. We were in compliance with all such covenants at March 31, 2023. At May 23, 2023, there were 919 holders of record of our common stock. See Notes 9 and 14 to the consolidated financial statements in Item 8 for more information on debt covenants and equity securities.

Purchases of Equity Securities

As indicated in the following table, we did not repurchase shares of our common stock during the three-month period ended March 31, 2023.

| | Common Stock | | | |
Period [1]	Total Number of Shares Repurchased	Average Price Paid Per Share [2]	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs [3]	Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [3]
January 1-31, 2023	—	$ —	—	$ 100,000,000
February 1-28, 2023	—	—	—	100,000,000
March 1-31, 2023	—	—	—	100,000,000
Total	—	$ —	—	$ 100,000,000

[1] Repurchases are based on the date the shares were traded. This presentation differs from the consolidated statement of cash flows, where the cost of share repurchases is based on the date the transactions were settled.

[2] Amounts listed for average price paid per share include broker commissions paid in the transactions.

[3] A stock repurchase plan, which was authorized by our Board of Directors, became effective and was publicly announced on November 3, 2022. This stock repurchase plan authorizes the purchase of up to $100 million in common and/or preferred stock in open market or privately negotiated transactions through November 15, 2024 or when we have exhausted the funds authorized for the program, subject to market conditions and other factors.

Item 6. Selected Financial Data

	Fiscal Year Ended March 31,				
	2023	**2022**	**2021**	**2020**	**2019**
	(in thousands, except share and per share data, ratios, and number of shareholders)				
Summary of Operations					
Sales and other operating revenues	$ 2,569,824	$ 2,103,601	$ 1,983,357	$ 1,909,979	$ 2,227,153
Operating income	$ 181,072	$ 160,315	$ 147,810	$ 126,367	$ 161,169
Segment operating income [1]	$ 183,455	$ 174,335	$ 169,199	$ 138,121	$ 186,772
Net income	$ 130,236	$ 103,604	$ 96,314	$ 78,003	$ 110,134
Net income attributable to Universal Corporation [2]	$ 124,052	$ 86,577	$ 87,410	$ 71,680	$ 104,121
Return on beginning common shareholders' equity	9.3 %	6.6 %	7.0 %	5.4 %	7.8 %
Earnings per share attributable to Universal Corporation common shareholders:					
Basic	$ 5.01	$ 3.50	$ 3.55	$ 2.87	$ 4.14
Diluted	$ 4.97	$ 3.47	$ 3.53	$ 2.86	$ 4.11
Financial Position at Year End					
Current ratio	4.08	3.37	5.31	5.53	6.26
Total assets	$ 2,639,182	$ 2,586,345	$ 2,341,924	$ 2,120,921	$ 2,133,184
Long-term debt	$ 616,809	$ 518,547	$ 518,172	$ 368,764	$ 368,503
Working capital	$ 1,360,903	$ 1,229,287	$ 1,262,201	$ 1,212,218	$ 1,334,397
Total Universal Corporation shareholders' equity	$ 1,397,088	$ 1,340,543	$ 1,307,299	$ 1,246,665	$ 1,337,087
General					
Number of common shareholders	885	928	962	1,000	1,028
Weighted average common shares outstanding:					
Basic	24,773,710	24,764,177	24,656,009	24,982,259	25,129,192
Diluted	24,943,841	24,922,896	24,788,566	25,106,351	25,330,437
Dividends per share of common stock (annual)	$ 3.16	$ 3.12	$ 3.08	$ 3.04	$ 3.00
Book value per common share	$ 56.90	$ 54.60	$ 53.33	$ 51.05	$ 53.50

[1] We evaluate the performance of our segments based on segment operating income, which is operating income after allocated overhead expenses (excluding significant non-recurring charges or credits), plus equity in the pretax earnings of unconsolidated affiliates. Segment operating income is a non-GAAP measure. See Note 17 to the consolidated financial statements in Item 8 of this Annual Report for information on reportable operating segments.

[2] We hold less than a 100% financial interest in certain consolidated subsidiaries, and a portion of net income is attributable to the noncontrolling interests in those subsidiaries.

Significant items included in the operating results in the above table are as follows:

- Fiscal Year 2023 – Final judgement on a lawsuit against the government in Brazil resulted in the refund of taxes paid in prior years, as well as interest proceeds on the overpayment, increasing net income by $29.2 million and diluted earnings per share by $1.18. Sale of the idled tobacco operations in Tanzania resulted in a reversal of interest expense for a previously recognized uncertain tax position and an increase in income taxes, increasing net income by $0.7 million and diluted earnings per share by $0.02. On a combined basis, the net effect of these items increased net income by $29.9 million, or $1.20 per diluted share.

- Fiscal Year 2022 – $10.5 million of restructuring and impairment costs, primarily related to the impairment of assets in Tanzania as well as other restructurings in the Tobacco operations segment. The restructuring and impairment costs reduced net income by $7.9 million, or $0.32 per diluted share. We incurred $2.3 million of transaction costs associated with the acquisition of Shank's that were only partially tax-deductible, reducing net income by $2.2 million and diluted earnings per share by $0.09. We recognized a $3.1 million expense in cost of goods sold relating to the expensing of a fair value adjustment to inventory associated with the initial acquisition accounting for Shank's that reduced diluted earnings per share by $0.10. We reversed a portion of the contingent consideration liability for the FruitSmart acquisition, as a result of certain performance metrics that did not meet the required threshold stipulated in the purchase agreement that increased net income by $2.5 million, or $0.10 per diluted share. We recognized a benefit from a final income tax ruling as at a foreign subsidiary that increased interest income by $0.5 million and decreased income taxes by $1.7 million, respectively. The increase in interest income and reduction in income tax expense for the final income tax ruling at a foreign subsidiary increased diluted earnings per share by $0.09. On a combined basis, the net effect of these items decreased net income by $7.8 million, or $0.32 per diluted share.

- Fiscal Year 2021 – $22.6 million of restructuring and impairment costs, primarily related to the termination of operations at CIFI, as well as other restructurings and impairments in the Tobacco operations segment. The restructuring and impairment costs included employee termination benefits, as well as impairment charges related to certain property, plant, equipment, as well as other current and noncurrent assets. The restructuring and impairment costs reduced net income by $17.8 million, or $0.72 per diluted share. We incurred $3.9 million of non-tax deductible transaction costs associated with the acquisition of Silva that reduced diluted earnings per share by $0.16. We recognized a $2.8 million expense in cost of goods sold relating to the expensing of a fair value adjustment to inventory associated with the initial acquisition accounting for Silva that reduced diluted earnings per share by $0.11. We reversed a portion of the contingent consideration liability for the FruitSmart acquisition, as a result of certain performance metrics that did not meet the required threshold stipulated in the purchase agreement that increased net income by $4.2 million, or $0.17 per diluted share. We recognized an income tax settlement charge related to operations at a foreign subsidiary that reduced net income by $1.8 million, or $0.08 per diluted share. In addition, we benefited from an income tax benefit of $4.4 million related to final U.S. tax regulations on certain dividends paid by foreign subsidiaries. The reduction in income tax expense increased diluted earnings per share by $0.18. On a combined basis, the net effect of these items decreased net income by $17.8 million, or $0.72 per diluted share.

- Fiscal Year 2020 – $7.5 million of restructuring and impairment costs, primarily related to our tobacco operations in North Carolina and Africa. The restructuring and impairment costs included employee termination benefits, as well as impairment charges related to certain property, plant, equipment, and noncurrent assets. The restructuring and impairment costs reduced net income by $6.3 million, or $0.25 per diluted share. We incurred $4.7 million of non-tax deductible transaction costs associated with the acquisition of FruitSmart that reduced diluted earnings per share by $0.19. We recognized a $2.7 million expense in cost of goods sold relating to the expensing of a fair value adjustment to inventory associated with the initial acquisition accounting for FruitSmart, that reduced net income by $2.1 million, or $0.08 per diluted share. Additionally, income tax expense included $2.8 million for the settlement of an income tax matter related to a foreign subsidiary that reduced diluted earnings per share by $0.11. On a combined basis, the net effect of these items decreased net income by $15.9 million, or $0.63 per diluted share.

- Fiscal Year 2019 – $20.3 million of restructuring and impairment costs, primarily related to our operations in Tanzania. The restructuring and impairment costs included employee termination benefits, as well as impairment charges related to certain property, plant, equipment, and goodwill. The restructuring and impairment costs reduced net income by $16.5 million, or $0.64 per diluted share. In addition, we benefited from a $7.8 million reduction in income tax expense for the reversal of amounts previously recorded for dividend withholding taxes on distributed and undistributed retained earnings of a foreign subsidiary following the resolution of uncertainties with the local country taxing authorities with respect to the inclusion of the tax under a tax holiday applicable to the subsidiary. The reduction of income tax expense increased diluted earnings per share by $0.30. On a combined basis, the net effect of these items decreased net income by $8.7 million, or $0.34 per diluted share.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations is provided to enhance the understanding of, and should be read in conjunction with, Part I, Item 1, "Business" and Item 8, "Financial Statements and Supplementary Data." For information on risks and uncertainties related to our business that may make past performance not indicative of future results, or cause actual results to differ materially from any forward-looking statements, see "General," and Part I, Item 1A, "Risk Factors."


OVERVIEW


Universal Corporation is a global business-to-business agri-products supplier to consumer product manufacturers, operating in over 30 countries on five continents, that sources and processes leaf tobacco and plant-based ingredients. Tobacco has been our principal focus since our founding in 1918, and we are the leading global leaf tobacco supplier. Through our plant-based ingredients platform, we provide a variety of value-added manufacturing processes to produce high-quality, specialty vegetable and fruit-based ingredients as well as botanical extracts and flavorings to food and beverage end markets. We have been finding innovative solutions to serve our customers and meet their agri-product needs for more than 100 years. We derive most of our revenues from sales of processed tobacco to manufacturers of tobacco products throughout the world and from fees and commissions for specific services. We hold a strategic position in the world leaf tobacco markets where we work closely with both our customers and farmers to ensure that we deliver a compliant product that meets our customers' needs while promoting a strong supplier base. We adapt to meet changes in customer requirements as well as broader changes in the leaf tobacco markets, while continuing to provide the stability of supply and high level of service that distinguishes us in the marketplace. We believe that we have successfully met the needs of both our customers and suppliers while adapting to changes in leaf tobacco markets.

Recognizing that leaf tobacco is a mature industry, we have been positioning our company for the future by investing in and strengthening our plant-based ingredients platform, while maintaining our position as the leading global leaf tobacco supplier. In fiscal year 2023, we continued to enhance and increase the capabilities of our plant-based ingredients platform. We have been achieving operational synergies across the platform among our acquired businesses, FruitSmart, acquired on January 1, 2020, Silva, acquired on October 1, 2020, and Shank's, acquired on October 4, 2021. We have also made considerable progress on our vision for the segment, providing a total solution-based approach for our customers that utilizes our broad spectrum of capabilities in fruits, vegetables and botanical extracts and flavorings.

RESULTS OF OPERATIONS

Amounts described as net income (loss) and earnings (loss) per diluted share in the following discussion are attributable to Universal Corporation and exclude earnings related to non-controlling interests in subsidiaries. Adjusted operating income (loss), adjusted net income (loss) attributable to Universal Corporation, adjusted diluted earnings (loss) per share, and the total for segment operating income (loss) referred to in this discussion are non-GAAP financial measures. These measures are not financial measures calculated in accordance with GAAP and should not be considered as substitutes for operating income (loss), net income (loss) attributable to Universal Corporation, diluted earnings (loss) per share, cash from operating activities or any other operating or financial performance measure calculated in accordance with GAAP, and may not be comparable to similarly-titled measures reported by other companies. A reconciliation of adjusted operating income (loss) to consolidated operating (income), adjusted net income (loss) attributable to Universal Corporation to consolidated net income (loss) attributable to Universal Corporation and adjusted diluted earnings (loss) per share to diluted earnings (loss) per share are provided in Other Items below. In addition, we have provided a reconciliation of the total for segment operating income (loss) to consolidated operating income (loss) in Note 17. "Operating Segments" to the consolidated financial statements in Item 8. Management evaluates the consolidated Company and segment performance excluding certain significant charges or credits. We believe these non-GAAP financial measures, which exclude items that we believe are not indicative of our core operating results, provide investors with important information that is useful in understanding our business results and trends.

Fiscal Year Ended March 31, 2023, Compared to the Fiscal Year Ended March 31, 2022

Executive Summary

Fiscal year 2023 was a good year for Universal. Tobacco shipments were strong, as logistical constraints eased in fiscal year 2023, and despite tight tobacco supply conditions, we were able to secure the leaf tobacco needed by our customers. Our plant-based ingredients platform continued to perform well, and we are excited about our progress in integrating our ingredients companies and executing on our strategies. During fiscal year 2023, we enhanced and increased the scope of our platform by adding sales and research and development resources, and we recently announced plans to expand our plant-based ingredients platform's manufacturing capabilities.

Our operating income and net income for fiscal year 2023 were up 13% and 43%, respectively, compared to fiscal year 2022, in part due to higher tobacco shipments and sales volumes. Our results for fiscal year 2023 included a favorable final ruling on a legal case involving one of our subsidiaries in Brazil regarding the exclusion of certain tax credits on exported goods in the calculation of taxable income. As a result of the favorable ruling, we recognized $5.0 million of interest income and a $24.5 million net income tax benefit in fiscal year 2023.

We were pleased to see a return to more normal shipping conditions, particularly for our tobacco operations, in fiscal year 2023. Due to this improved logistical environment, we were able to ship a large amount of carryover tobacco from prior crops, notably from Brazil. Some of the tobacco shipped in fiscal year 2023 was lower margin tobacco due to sales mix and sales of tobacco written down in prior quarters, however, operating income for our Tobacco Operations segment was up about 10% in fiscal year 2023, compared to fiscal year 2022, largely on the higher tobacco shipments. Tobacco supply was tight for virtually all types of tobacco in fiscal year 2023, and African burley crops sizes were particularly small, largely due to weather conditions. Our uncommitted tobacco inventory levels remained low at 11% of tobacco inventory as of March 31, 2023.

Both worldwide flue-cured and burley tobacco crops to be grown in our fiscal year 2024 are forecast to be larger than those produced in our fiscal year 2023, but we still expect flue-cured and burley tobaccos to remain in undersupply positions. The tobacco marketing season is underway in Brazil, and the Brazilian flue-cured crop is larger than the crop produced in our fiscal year 2023. We are carefully monitoring the burley crops in Africa where above average rainfall was received in some of our key growing areas even before Cyclone Freddy arrived. Although weather has reduced burley crop sizes, especially in Mozambique, we are still forecasting that the fiscal year 2024 African burley crops will be larger compared to those grown in our fiscal year 2023.

While gross margins for the Ingredients Operations segment were flat for fiscal year 2023, compared to fiscal year 2022, operating income for our Ingredients Operations segment was lower in fiscal year 2023, compared to fiscal year 2022, on higher costs related to an increase in corporate overhead allocation and the expansion of sales and product development capabilities, as well as some softening of demand and margin pressures from our customers during the second half of fiscal year 2023. We believe that the softening in demand and margin pressures are temporary and related to our customers adjusting their inventories to reflect both current supply chain conditions and inflationary pricing pressures on the end consumer. We are continuing to enhance and increase the capabilities of our plant-based ingredients platform and have made considerable progress on our vision for the segment, providing a total solution-based approach for our customers that utilizes our broad spectrum of capabilities in fruits, vegetables and botanical extracts and flavorings.

Returning value to our shareholders in our operations remains an important priority for Universal. We were very pleased to announce our 53rd annual common dividend increase on May 24, 2023, continuing our commitment to deliver shareholder value.

We also achieved important milestones in our sustainability efforts during fiscal year 2023. Notably, we are proud to have substantially met 2022 supply chain goals outlined in our Sustainability Report. For example, we provide access to personal protective equipment to our contracted farmers and their workers. In addition, we were named a Supplier Engagement Leader by CDP for the second consecutive year, earning recognition for our work in engaging our suppliers on climate change. We are excited about the opportunities within our operations to improve our environmental performance and look forward to continuing to achieve our sustainability goals in fiscal year 2024.

FINANCIAL HIGHLIGHTS

(in millions of dollars, except per share data)	Fiscal Year Ended March 31,		Change	
	2023	2022	$	%
Consolidated Results				
Sales and other operating revenue	$ 2,569.8	$ 2,103.6	$ 466.2	22 %
Cost of goods sold	2,111.5	1,694.7	416.9	25 %
Gross profit margin	17.83 %	19.44 %	---	-161 bps
Selling, general and administrative expenses	277.2	240.7	36.5	15 %
Restructuring and impairment costs	—	10.5	(10.5)	(100)%
Operating income (as reported)	181.1	160.3	20.8	13 %
Adjusted operating income (Non-GAAP)*	181.1	173.6	7.5	4 %
Diluted earnings per share (as reported)	4.97	3.47	1.50	43 %
Adjusted diluted earnings per share (Non-GAAP)*	3.77	3.79	(0.02)	(1)%
Segment Results				
Tobacco operations sales and other operating revenues	$ 2,258.3	$ 1,835.8	$ 422.5	23 %
Tobacco operations operating income	172.9	157.8	15.1	10 %
Ingredients operations sales and other operating revenues	311.6	267.8	43.8	16 %
Ingredients operations operating income	10.6	16.6	(6.0)	(36)%

*See Reconciliation of Certain Non-GAAP Financial Measures in Other Items below.

Net income for the year ended March 31, 2023, was $124.1 million, or $4.97 per diluted share, compared with $86.6 million, or $3.47 per diluted share, for the year ended March 31, 2022. Excluding certain non-recurring items detailed in Other Items below, net income and diluted earnings per share decreased by $0.2 million and $0.02, respectively, for the fiscal year ended March 31, 2023, compared to the fiscal year ended March 31, 2022. Operating income of $181.1 million for the fiscal year ended March 31, 2023, increased by $20.8 million, compared to operating income of $160.3 million for the fiscal ended March 31, 2022. Adjusted operating income, detailed in Other Items below, of $181.1 million increased by $7.5 million for the fiscal year ended March 31, 2023, compared to adjusted operating income of $173.6 million for the fiscal year ended March 31, 2022.

Consolidated revenues increased by $466.2 million to $2.6 billion for the fiscal year ended March 31, 2023, compared to the fiscal year 2022, on higher tobacco sales volumes and prices as well as the addition of the business acquired in October 2021 in the Ingredients Operations segment.

Tobacco Operations

Operating income for the Tobacco Operations segment increased by $15.1 million to $172.9 million for the fiscal year ended March 31, 2023, compared to the fiscal year ended March 31, 2022. Tobacco Operations segment results improved in fiscal year 2023, compared to fiscal year 2022, primarily due to increased tobacco shipments, which included a large amount of carryover crop tobacco. While sales volumes were higher for the Tobacco Operations segment in fiscal year 2023, compared to fiscal year 2022, gross profit and operating margins were lower due to sales mix and sales of tobaccos that were written down in prior quarters. Tobacco shipments from Brazil of both carryover and current crops were up significantly in fiscal year 2023, compared to fiscal year 2022. The increased Brazilian shipments were partially offset by lower African burley tobacco volumes in fiscal year 2023. African burley tobacco crop sizes were smaller largely due to weather conditions in fiscal year 2023, compared to fiscal year 2022. Results for our oriental tobacco joint venture were down, compared to fiscal year 2022, on lower sales volumes, higher interest expense, and unfavorable foreign currency comparisons. Selling, general, and administrative expenses for the Tobacco Operations segment were higher in fiscal year 2023, compared to fiscal year 2022, primarily due to higher compensation costs; higher provisions on advances to suppliers, in part due to weather-related lower crop yields; and unfavorable foreign currency comparisons. Revenues for the Tobacco Operations segment of $2.3 billion for fiscal year 2023, were up $422.5 million, compared to fiscal year 2022, on higher tobacco sales volumes and prices.

Ingredients Operations

Segment operating income for the Ingredients Operations segment decreased by $6.0 million to $10.6 million for the fiscal year ended March 31, 2023, compared to fiscal year 2022. Ingredients Operations segment results declined despite relatively flat gross margins for fiscal year 2023, compared to fiscal year 2022, largely due to higher costs related to an increase in corporate overhead allocation and the expansion of sales and product development capabilities, as well as market and margin pressures from some of our customers during the second half of fiscal year 2023. Results for the Ingredients Operations segment for fiscal year 2023 included the October 2021 purchase of Shank's. Selling, general, and administrative expenses for the segment increased in the fiscal year ended March 31, 2023, compared to the fiscal year ended March 31, 2022, largely on costs related to the expansion of sales and product development capabilities of our plant-based ingredients platform as well as higher compensation costs. Selling, general, and administrative expenses for the segment also increased in the fiscal year 2023, compared to the fiscal year 2022, on the addition of Shank's. Revenues for the Ingredients Operations segment increased by $43.8 million to $311.6 million for fiscal year 2023, compared to fiscal year 2022, largely on the addition of the revenues for the acquired business as well as higher sales volumes and prices for the existing businesses.

Other Items

Cost of goods sold in the fiscal year ended March 31, 2023, increased by 25% to $2.1 billion, compared to the same periods in fiscal year 2022, as a result of higher raw material costs. The percentage increase in cost of goods sold was higher than comparable percentage increase in revenues in the same period primarily due to some lower margin sales in the Tobacco Operations segment. Selling, general, and administrative costs for fiscal year 2023 increased by $36.5 million to $277.2 million compared to fiscal year 2022, on higher compensation costs, additional costs from the acquisition of Shank's in the Ingredients Operations segment as well as higher provisions on advances to suppliers. Interest expense for the fiscal year ended March 31, 2023, compared to the fiscal year ended March 31, 2022, increased by $21.6 million to $49.3 million largely on higher debt balances and interest rates.

For the fiscal year ended March 31, 2023, our effective tax rate on pre-tax income was 8.3%. In fiscal year 2023, one of our subsidiaries in Brazil received a favorable final judgement from the Brazilian Superior Court of Justice. The lawsuit asserted certain tax credits on exported goods should be excluded from taxable income. The Brazilian revenue authority asserted certain tax credits generated on purchased goods and services that were ultimately exported from Brazil should be included in the calculation of taxable income. The Brazilian Superior Court of Justice affirmed the tax credits are non-taxable in accordance with the historical and existing tax legislation in Brazil. The ruling resulted in recognition of $26.6 million of Brazilian tax credits due to the recalculation of federal income taxes in Brazil for years 2015 through 2022. The affirmative ruling also resulted in recognition of $5.0 million of interest income for the fiscal year ended March 31, 2023. The ruling resulted in a net income tax benefit of $24.2 million for the fiscal year March 31, 2023. The net income tax benefit included a $2.4 million income tax provision for U.S. federal income taxes.

In the fiscal year ended March 31, 2023, we sold our idled Tanzania operations and recognized $1.1 million of income taxes. Without this item and the favorable judgement in Brazil discussed above, the consolidated effective income tax rate for the fiscal year ended March 31, 2023, would have been approximately 25.5%. Additionally, the sale of our idled Tanzania operations resulted in a $1.8 million reduction to consolidated interest expense related to an uncertain tax position.

For the fiscal year ended March 31, 2022, our effective tax rate on pre-tax income was 27.2%. In the fiscal year ended March 31, 2022, we recognized a $1.7 million income tax benefit related to a final tax ruling at a foreign subsidiary and a $1.2 million benefit due to finalizing the prior year U.S. tax return. Without these income tax benefits, the adjusted effective tax rate for the fiscal year ended March 31, 2022, would have been 29.2%.

Reconciliation of Certain Non-GAAP Financial Measures

The following tables set forth certain non-recurring items included in reported results to reconcile adjusted operating income to consolidated operating income and adjusted net income to net income attributable to Universal Corporation:

Adjusted Operating Income Reconciliation

	Fiscal Year Ended March 31,		
(in thousands)	2023	2022	2021
As Reported: Consolidated operating income	$ 181,072	$ 160,315	$ 147,810
Purchase accounting adjustments[1]	—	3,057	2,800
Transaction costs for acquisitions[2]	—	2,310	3,915
Fair value adjustment to contingent consideration for FruitSmart acquisition[3]	—	(2,532)	(4,173)
Restructuring and impairment costs[4]	—	10,457	22,577
Adjusted operating income (Non-GAAP)	$ 181,072	$ 173,607	$ 172,929

Adjusted Net Income and Adjusted Diluted Earnings Per Share Reconciliation

	Fiscal Year Ended March 31,		
(in thousands except for per share amounts)	2023	2022	2021
As Reported: Net income attributable to Universal Corporation	$ 124,052	$ 86,577	$ 87,410
Purchase accounting adjustments[1]	—	3,057	2,800
Transaction costs for acquisitions[2]	—	2,310	3,915
Fair value adjustment to contingent consideration for FruitSmart acquisition[3]	—	(2,532)	(4,173)
Restructuring and impairment costs[4]	—	10,457	22,577
Interest (income) expense related to final income tax rulings (fiscal years 2023 and 2022) and settlement (fiscal years 2021) at foreign subsidiaries[5]	(4,980)	(470)	1,849
Interest expense reversal on uncertain tax position from sale of operations in Tanzania	(1,816)	—	—
Total of Non-GAAP adjustments to income before income taxes	(6,796)	12,822	26,968
Income tax benefit on final tax rulings (fiscal years 2023 and 2022) and dividends paid from foreign subsidiaries (fiscal year 2021)[5]	(24,256)	(1,686)	(4,421)
Income tax expense from sale of operations in Tanzania	1,132	—	—
Income tax benefit from Non-GAAP adjustments to income before income taxes[6]	—	(2,181)	(4,290)
Total of income tax impacts for Non-GAAP adjustments to income before income taxes and Non-GAAP adjustment to income taxes	(23,124)	(3,867)	(8,711)
Impact to net income attributable to noncontrolling interests in subsidiaries from Non-GAAP adjustments	—	(1,154)	(487)
As adjusted: Net income attributable to Universal Corporation (Non-GAAP)	$ 94,132	$ 94,378	$ 105,180

As reported: Diluted earnings per share	$ 4.97	$ 3.47	$ 3.53
Adjusted: Diluted earnings per share	$ 3.77	$ 3.79	$ 4.25

[1] The Company recognized an increase in cost of goods sold in the third quarters of fiscal year 2022 and 2021, relating to the expensing of fair value adjustments to inventory associated with the acquisition accounting for Shank's (effective October 4, 2021) and Silva (effective October 1, 2020). The adjustment related to the Silva acquisition is not deductible for U.S. income tax purposes.

[2] The Company incurred selling, general, and administrative expenses for due diligence and other transaction costs associated with the acquisitions of Shank's and Silva. A portion of these costs is not deductible for U.S. income tax purposes.

[3] The Company reversed the contingent consideration liability for the FruitSmart acquisition, as a result of certain performance metrics that did not meet the required threshold stipulated in the purchase agreement.

[4] Restructuring and impairment costs are included in Consolidated operating income in the consolidated statements of income, but excluded for purposes of Adjusted operating income, Adjusted net income available to Universal Corporation, and Adjusted diluted earnings per share. See Note 4 for additional information.

[5] The Company recognized an income tax benefit ($24.2 million) and associated interest income ($5.0 million) in the fourth quarter of fiscal year 2023 related to a favorable final judgement for one of the Company's operating subsidiaries in Brazil. The lawsuit related to the treatment of certain tax credits on exported goods in the calculation of taxable income. The Company recognized income tax benefits related to a favorable final income tax ruling at a foreign subsidiary (fiscal year 2022) and final U.S. tax regulations on certain dividends paid by foreign subsidiaries (fiscal year 2021).

[6] The income tax effect of Non-GAAP adjustments was determined based on the timing and nature of the specific Non-GAAP adjustments and their relevant jurisdictional income tax rates (foreign, state, and local) and the applicable U.S. federal income tax rates. The Company considers current and deferred income tax rates to calculate the impact to income taxes for the Non-GAAP adjustments.

Fiscal Year Ended March 31, 2022, Compared to the Fiscal Year Ended March 31, 2021

For a comparison of our performance and financial metrics for the fiscal years ended March 31, 2022 and March 31, 2021, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended March 31, 2022, filed with the SEC on May 27, 2022.

Accounting Pronouncements

See "Accounting Pronouncements" in Note 1 to the consolidated financial statements in Item 8 of this Annual Report for a discussion of recent accounting pronouncements issued by the Financial Accounting Standards Board ("FASB") that will become effective and be adopted by the Company in future reporting periods.

LIQUIDITY AND CAPITAL RESOURCES

Overview

In fiscal year 2023, our liquidity was sufficient to meet our needs. Our working capital requirements in fiscal year 2023 were significantly higher than those in fiscal year 2022 mainly due to increased costs, including higher leaf tobacco costs. We continued our financial policies and disciplines and returned funds to shareholders.

Our liquidity and capital resource requirements are predominately short-term in nature and primarily relate to working capital for tobacco crop purchases, and our primary sources of liquidity are net cash flows provided by operating activities and our committed revolving credit facility. Working capital needs for tobacco crop purchases are seasonal within each geographic region. The geographic dispersion and the timing of working capital needs permit us to predict our general level of cash requirements, although tobacco crop size, prices paid to farmers, shipment and delivery timing, and currency fluctuations affect requirements each year. Peak working capital requirements are generally reached during the first and second fiscal quarters. Each tobacco production region follows a cycle of buying, processing, and shipping tobacco, and in many regions we also provide agricultural materials to tobacco farmers during the growing season. The timing of the elements of each cycle is influenced by such factors as local weather conditions and individual customer shipping requirements, which may change the level or the duration of tobacco crop financing. In contrast to our tobacco operations, working capital requirements for our ingredients operations tend to be lower and less seasonal. Despite a predominance of short-term needs for working capital, we maintain a portion of our total debt as long-term to reduce liquidity risk. We also periodically may have large cash balances that we utilize to meet our working capital requirements.

We believe that our financial resources are adequate to support our capital and liquidity needs for at least the next twelve months. Our seasonal borrowing requirements primarily relate to purchasing tobacco crops in South America and Africa and can increase from March to September by close to $400 million. The funding required can vary significantly depending upon such factors as crop sizes, the price of leaf, the relative strength of the U.S. dollar, and the timing of shipments and customer payments. We deal with this uncertainty by maintaining substantial credit lines and cash balances. In addition to our operating requirements for working capital, we expect to spend around $65 to $75 million during fiscal year 2024 for capital expenditures to maintain our facilities and invest in opportunities to grow and improve our businesses, including expanding our plant-based ingredients platform's manufacturing capabilities. We have no long-term debt maturing until fiscal year 2028.

Cash Flow

Our operations used about $10.6 million in operating cash flows in fiscal year 2023. That amount was about $55.4 million higher than the $44.9 million we generated in fiscal year 2022, largely due to higher working capital requirements in fiscal year 2023. During the fiscal year ended March 31, 2023, we spent $54.7 million on capital projects, and we returned $80.8 million to shareholders in the form of dividends and share repurchases. At March 31, 2023, cash balances totaled $64.7 million.

Working Capital

Working capital at March 31, 2023, was about $1.4 billion, up about $131.6 million from last fiscal year's level, largely on higher working capital requirements due to higher costs, including higher green tobacco costs. Tobacco inventories of $833.9 million at March 31, 2023, were up $11.4 million compared to inventory levels at the end of the prior fiscal year, in part due to higher green leaf tobacco prices. Advances to suppliers were up $41.0 million at March 31, 2023, from prior year levels largely on higher crop input costs. We generally do not purchase material quantities of leaf tobacco on a speculative basis. However, when we contract directly with tobacco farmers, we are obligated to buy all stalk positions, which may contain less marketable leaf styles. Our uncommitted tobacco inventories decreased by approximately $39.1 million to $91.1 million, or about 11% of tobacco inventory, at March 31, 2023, which was on the low end of our target range. Uncommitted inventories at March 31, 2022, were $130.1 million, which represented 16% of tobacco inventory. While we target committed tobacco inventory levels of 80% or more of total tobacco inventory, the level of these uncommitted inventories is influenced by timing of farmer deliveries of new crops, as well as the receipt of customer orders.

Capital Allocation

Our capital allocation strategy focuses on four strategic priorities:

- Strengthening and investing for growth in our leaf tobacco business;

- Increasing our strong dividend;

- Exploring growth opportunities for our plant-based ingredients platform; and

- Returning excess capital through share repurchases.

Our primary mission is to remain the leading global leaf tobacco supplier. We will continue to make disciplined investments within our leaf business and taking advantage of growth opportunities in tobacco as well as in our plant-based ingredients platform. Through these actions, we believe that will be able to deliver enhanced shareholder value through earnings growth and the generation of free cash flow despite operating in a mature industry. As we look ahead, we will continually evaluate opportunities to return capital to shareholders. At the same time, we remain committed to maintaining our investment grade credit rating and extending our 53-year history of dividend increases.

Share Activity

Our Board of Directors approved our current share repurchase program in November 2022. The program authorizes the purchase of up to $100 million of our common stock through November 15, 2024. Under the current authorization, we may purchase shares from time to time on the open market or in privately negotiated transactions at prices not exceeding prevailing market rates. Repurchases of shares under the repurchase program may vary based on management discretion, as well as changes in cash flow generation and availability. During fiscal year 2023, we purchased 66,124 shares of common stock at an aggregate cost of $3.4 million (average price per share $52.15) under our previous share repurchase program. At March 31, 2023, our available authorization under our current share repurchase program was $100 million, and approximately 24.6 million common shares were outstanding.

Capital Spending

Our capital expenditures are generally limited to those that add value, replace or maintain equipment, increase efficiency, or position us for future growth. In deciding where to invest capital resources, we look for opportunities where we believe we can earn an adequate return, leverage our assets and expertise, and support our farmer base. During fiscal years 2023 and 2022, we invested $54.7 million and $53.2 million, respectively, in our property, plant, and equipment. Depreciation expense was approximately $44.8 million and $41.3 million, respectively, in fiscal years 2023 and 2022. Generally, our capital spending on maintenance projects is at a level below depreciation expense. Typically, our capital expenditures for maintenance projects are less than $30 million per fiscal year. In addition, from time to time, we undertake projects that require capital expenditures when we identify opportunities to improve efficiencies, add value for our customers, and position ourselves for future growth. We currently plan to spend approximately $65 to $75 million in fiscal year 2024 on capital projects for maintenance of our facilities and other investments to grow and improve our businesses, including significant investments in our plant-based ingredients platform.

Outstanding Debt and Other Financing Arrangements

We consider the sum of notes payable and overdrafts, long-term debt (including any current portion), and customer advances and deposits, less cash, cash equivalents, and short-term investments on our balance sheet to be our net debt. We also consider our net debt plus shareholders' equity to be our net capitalization. Net debt increased by $117.5 million to $750.7 million during the fiscal year ended March 31, 2023. The increase primarily reflects higher working capital requirements. Net debt as a percentage of net capitalization was approximately 35% at March 31, 2023, up from 32% at March 31, 2022.

On December 15, 2022, we entered into a new bank credit agreement that replaced our existing bank credit agreement dated December 20, 2018. The terms of the new agreement are substantially similar to the terms of the prior agreement. The new agreement established a five-year committed revolving credit facility of $530 million, a funded $275 million five-year term loan, and a funded $345 million seven-year term loan. The new revolving credit facility replaced a $430 million revolving credit facility that would have matured in December 2023 and a $225 million five-year term loan and a $295 million seven-year term loan that would have matured in December 2023 and December 2025, respectively. The financial covenants under the new revolving credit facility are substantially similar to those of the previous facility and require us to maintain certain levels of tangible net worth and leverage. Under applicable accounting guidance, a significant portion of the replacement of the term loans was accounted for as a debt modification rather than a debt extinguishment.

As of March 31, 2023, we had $500 million available under the committed revolving credit facility that will mature in December 2027, and we, together with our consolidated affiliates, had approximately $350 million in uncommitted lines of credit, of which approximately $183 million were unused and available to support seasonal working capital needs. The financial covenants under our committed revolving credit facility require us to maintain certain levels of tangible net worth and observe restrictions on debt levels. As of March 31, 2023, we were in compliance with all covenants of our debt agreements. We also have an effective, undenominated universal shelf registration filed with the SEC in November 2020 that provides for future issuance of additional debt or equity securities. We have no long-term debt maturing until fiscal year 2028.

Derivatives

From time to time, we use interest rate swap agreements to manage our exposure to changes in interest rates. Currently, we have interest rate swap agreements that convert the variable benchmark SOFR rates on $310 million of our two outstanding term loans entered to fixed rates. With the swap agreements in place, the effective interest rates on $275 million of the five-year term loan and $345 million of the seven-year term loan were 6.11% and 6.31%, respectively, as of March 31, 2023. These agreements were entered into to eliminate the variability of cash flows in the interest payments on our variable rate five- and seven-year term loans and are accounted for as cash flow hedges. Under the swap agreements, we receive variable rate interest and pay fixed rate interest. At March 31, 2023, the fair value of our open interest rate hedge swaps was a net liability of approximately $3 million.

We also enter derivative instruments from time to time to hedge certain foreign currency exposures, primarily related to forecast purchases of tobacco, related processing costs, and crop input sales in Brazil, as well as our net monetary asset exposure in local currency there. We generally account for our hedges of forecast tobacco purchases as cash flow hedges. At March 31, 2023, the fair value of those open contracts was a net asset of approximately $6.2 million. We also had other forward contracts outstanding that were not designated as hedges, and the fair value of those contracts was a net asset of approximately $0.9 million at March 31, 2023. For additional information, see Note 11 to the consolidated financial statements in Item 8.

Pension Funding

The funds supporting our ERISA-regulated U.S. defined benefit pension plan during fiscal year 2023 were approximately $215 million. The accumulated benefit obligation ("ABO") and PBO were both approximately $200 million and $205 million, respectively as of March 31, 2023. The ABO and PBO are calculated on the basis of certain assumptions that are outlined in Note 13 to the consolidated financial statements in Item 8. We expect to make no contributions to our pension plan during the next year. It is our policy to regularly monitor the performance of the funds and to review the adequacy of our funding and plan contributions.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

Our contractual obligations as of March 31, 2023, were as follows:

(in thousands of dollars)	Total	2024	2025-2026	2027-2028	After 2028
Notes payable and long-term debt [1]	$ 1,054,562	$ 246,464	$ 77,112	$ 347,912	$ 383,074
Operating lease obligations	47,972	15,453	17,903	8,176	6,440
Inventory purchase obligations:					
Tobacco	927,681	758,634	154,600	14,447	—
Agricultural materials	55,815	55,815	—	—	—
Other purchase obligations	61,140	53,804	7,336	—	—
Total	$ 2,147,170	$ 1,130,170	$ 256,951	$ 370,535	$ 389,514

[1] Includes interest payments. Interest payments on $506 million of variable rate debt were estimated based on rates as of March 31, 2023. We have entered into interest rate swaps that effectively convert the interest payments on $310 million of the outstanding balance of our two bank term loans from variable to fixed. The fixed rate has been used to determine the contractual interest payments for all periods.

In addition to principal and interest payments on notes payable and long-term debt, our contractual obligations include operating lease payments, inventory purchase commitments, and capital expenditure commitments. Operating lease obligations represent minimum payments due under leases for various production, storage, distribution, and other facilities, as well as vehicles and equipment. Tobacco inventory purchase obligations primarily represent contracts to purchase tobacco from farmers. The amounts shown above are estimates since actual quantities purchased will depend on crop yield, and prices will depend on the quality of the tobacco delivered. We have partially funded our tobacco purchases in some origins with short-term advances to farmers and other suppliers, which totaled approximately $171 million, net of allowances, at March 31, 2023.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

In preparing the financial statements in accordance with GAAP, we are required to make estimates and assumptions that have an impact on the assets, liabilities, revenue, and expense amounts reported. These estimates can also affect our supplemental information disclosures, including information about contingencies, risks, and financial condition. We believe, given current facts and circumstances, that our estimates and assumptions are reasonable, adhere to GAAP, and are consistently applied. However, changes in the assumptions used could result in a material adjustment to the financial statements. Our critical accounting estimates and assumptions are in the following areas:

Inventories

Inventories of tobacco are valued at the lower of cost or net realizable value with cost determined under the specific cost method. Raw materials are clearly identified at the time of purchase. Other inventories consist primarily of unprocessed and processed food and vegetable ingredients, extracts, seed, fertilizer, packing materials, and other supplies. We track the costs associated with raw materials in the final product lots, and maintain this identification through the time of sale. We also capitalize direct and indirect costs related to processing raw materials. This method of cost accounting is referred to as the specific cost or specific identification method. We write down inventory for changes in net realizable value based upon assumptions related to future demand and market conditions if the indicated value is below cost. Future demand assumptions can be impacted by changes in customer sales, changes in customers' inventory positions and policies, competitors' pricing policies and inventory positions, and varying crop sizes and qualities. Market conditions that differ significantly from those assumed by management could result in additional write-downs. We experience inventory write-downs routinely. Inventory write-downs in fiscal years 2023, 2022, and 2021 were $14.0 million, $19.9 million, and $13.5 million, respectively.

Advances to Tobacco Suppliers

In many sourcing origins, we provide tobacco growers with agronomy services and seasonal crop advances of, or for, seed, fertilizer, and other supplies. These advances are short term in nature and are customarily repaid upon delivery of tobacco to us. In several origins, we have also made long-term advances to tobacco farmers to finance curing barns and other farm infrastructure. In some years, due to low crop yields and other factors, individual farmers may not deliver sufficient volumes of tobacco to repay maturing advances. In those cases, we may extend repayment of the advances into the following crop year. We will incur losses whenever we are unable to recover the full amount of the loans and advances. At each reporting period, we must make estimates and assumptions in determining the valuation allowance for advances to farmers. At March 31, 2023, the gross balance of advances to tobacco suppliers totaled approximately $199 million, and the related valuation allowance totaled approximately $24 million.

Recoverable Value-Added Tax Credits

In many foreign countries, we pay significant amounts of value-added tax ("VAT") on purchases of unprocessed and processed tobacco, crop inputs, packing materials, and various other goods and services. In some countries, VAT is a national tax, and in other countries it is assessed at the state level. Items subject to VAT vary from jurisdiction to jurisdiction, as do the rates at which the tax is assessed. When we sell tobacco to customers in the country of origin, we generally collect VAT on those sales. We are normally permitted to offset our VAT payments against those collections and remit only the incremental VAT collections to the tax authorities. When tobacco is sold for export, VAT is normally not assessed. In countries where our tobacco sales are predominately for export markets, we often do not generate enough VAT collections on downstream sales to fully offset our VAT payments. In those situations, we can accumulate unused VAT credits. Some jurisdictions have procedures that allow companies to apply for refunds of unused VAT credits from the tax authorities, but the refund process often takes an extended period of time and it is not uncommon for refund applications to be challenged or rejected in part on technical grounds. Other jurisdictions may permit companies to sell or transfer unused VAT credits to third parties in private transactions, although approval for such transactions must normally be obtained from the tax authorities, limits on the amounts that can be transferred may be imposed, and the proceeds realized may be heavily discounted from the face value of the credits. Due to these factors, in some countries we can accumulate significant balances of VAT credits over time. We review these balances on a regular basis, and we record valuation allowances on the credits to reflect amounts that we do not expect to recover, as well as discounts anticipated on credits we expect to sell or transfer. In determining the appropriate valuation allowance to record in a given jurisdiction, we must make various estimates and assumptions about factors affecting the ultimate recovery of the VAT credits. At March 31, 2023, the gross balance of recoverable tax credits (primarily VAT) totaled approximately $64 million, and the related valuation allowance totaled approximately $22 million.

Business Combinations

From time to time, we may enter into business combinations. In accordance with ASC 805, "*Business Combinations*", we generally recognize the identifiable assets acquired and the liabilities assumed at their fair values as of the date of acquisition. We measure goodwill as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities including those related to debt, pensions and other postretirement plans, uncertain tax positions, contingent consideration and contingencies. This method also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations.

Significant estimates and assumptions in estimating the fair value of developed technology, customer relationships, and other identifiable intangible assets include future cash flows that we expect to generate from the acquired assets. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be increased or decreased, or the acquired asset could be impaired.

Goodwill

We review the carrying value of goodwill for potential impairment on an annual basis and at any time that events or business conditions indicate that it may be impaired. As permitted under Accounting Standards Codification Topic 350 ("ASC 350"), at March 31, 2023 and 2022, we elected to base our initial assessment of potential impairment on qualitative factors. Those factors did not indicate any impairment of our recorded goodwill in fiscal year 2023. In fiscal years prior to basing our initial assessment on qualitative factors, we followed the quantitative approach in ASC 350 in assessing the fair value of our goodwill, which involved the use of discounted cash flow models (Level 3 of the fair value hierarchy under GAAP). Under our current qualitative assessment, we would also use those discounted cash flow models to measure any expected impairment indicated by the assessment. The calculations in these models are not based on observable market data from independent sources and therefore require significant management judgment with respect to operating earnings growth rates and the selection of an appropriate discount rate. Significant adverse changes in our operations or our estimates of future cash flows for a reporting unit with recorded goodwill, such as those caused by unforeseen events or changes in market conditions, could result in an impairment charge. A majority of our consolidated goodwill balance relates to our reporting unit in Brazil and the acquisitions of FruitSmart (January 1, 2020), Silva (October 1, 2020), and Shank's (October 4, 2021).

Fair Value Measurements

We hold various financial assets and financial liabilities that are required to be measured and reported at fair value in our financial statements, including money market funds, trading securities associated with deferred compensation plans, interest rate swaps, forward foreign currency exchange contracts, and guarantees of bank loans to tobacco growers. We follow the relevant accounting guidance in determining the fair values of these financial assets and liabilities. Money market funds are valued based on net asset value ("NAV"), which is used as a practical expedient to measure the fair value of those funds (not classified within the fair value hierarchy). Quoted market prices (Level 1 of the fair value hierarchy) are used in most cases to determine the fair values of trading securities. Interest rate swaps and forward foreign currency exchange contracts are valued based on dealer quotes using discounted cash flow models matched to the contractual terms of each instrument (Level 2 of the fair value hierarchy). We incorporate credit risk in determining the fair values of our financial assets and financial liabilities, but that risk did not materially affect the fair values of any of those assets or liabilities at March 31, 2023. We estimate the fair value of acquisition-related contingent consideration obligations by applying an income approach model that utilizes probability-weighted discounted cash flows. Each period we evaluate the fair value of the acquisition-related contingent consideration obligations. Significant judgment is applied to this model and therefore acquisition-related contingent consideration obligation is classified within Level 3 of the fair value hierarchy. In fiscal year 2022, the evaluation of the contingent consideration for the FruitSmart acquisition resulted in the reduction of the remaining $2.5 million of contingent consideration of the original $6.7 million liability recorded in fiscal year 2020.

Income Taxes

Our consolidated effective income tax rate is based on our expected taxable income, tax laws and statutory tax rates, prevailing foreign currency exchange rates, and tax planning opportunities in the various jurisdictions in which we operate. Significant judgment is required in determining the effective tax rate and evaluating our tax position. We are subject to the tax laws of many jurisdictions, and could be subject to a tax audit in each of these jurisdictions, which could result in adjustments to tax expense in future periods. In the event that there is a significant, unusual, or one-time item recognized in our results, the tax attributed to that discrete item would be recorded at the same time as the item.

Our consolidated income tax expense and effective tax rate are heavily dependent on the tax rates of the individual countries in which we operate, the mix of our pretax earnings from those countries, and the prevailing rates of exchange of their local currencies with the U.S. dollar. The mix of pretax earnings and local currency exchange rates in particular can change significantly between annual and quarterly reporting periods based on crop sizes, market conditions, and economic factors. Our effective tax rate can be volatile from year-to-year and from quarter-to-quarter as result of these factors.

We have no undistributed earnings of consolidated foreign subsidiaries that are classified as permanently or indefinitely reinvested. We assume that all undistributed earnings of our foreign subsidiaries will be repatriated back to their parent entities in the U.S. where the funds are best placed to meet our cash flow requirements. In addition, we strive to mitigate economic, political, and currency risk by following a disciplined annual approach to the distribution of excess capital back to the U.S. Based on these assumptions, in our income tax expense for each reporting period we fully provide for all applicable foreign country withholding taxes that are expected to be due on these distributions.

Our accounting for uncertain tax positions requires that we review all significant tax positions taken, or expected to be taken, in income tax returns for all jurisdictions in which we operate. In this review, we must assume that all tax positions will ultimately be audited, and either accepted or rejected based on the applicable tax regulations by the tax authorities for those jurisdictions. We must recognize in our financial statements only the tax benefits associated with tax positions that are "more likely than not" to be accepted upon audit, at the greatest amount that is considered "more likely than not" to be accepted. These determinations require significant management judgment, and changes in any given quarterly or annual reporting period could affect our consolidated income tax rate.

Tax regulations require items to be included in taxable income in the tax return at different times, and in some cases in different amounts, than the items are reflected in the financial statements. As a result, our effective tax rate reflected in the financial statements is different than that reported in our tax returns. Some of these differences are permanent, such as expenses that are not tax deductible, while others are related to timing issues, such as differences in depreciation methods. Timing differences create deferred tax assets and liabilities. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred or income taxes related to expenses that have not yet been recognized in the financial statements, but have been deducted in our tax return. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future tax returns for which we have already recorded the tax benefit in our financial statements. We record valuation allowances for deferred tax assets when the amount of estimated future taxable income is not likely to support the use of the deduction or credit. Determining the amount of such valuation allowances requires significant management judgment, including estimates of future taxable income in multiple tax jurisdictions where we operate. Based on our periodic earnings forecasts, we project the upcoming year's taxable income to help us evaluate our ability to realize deferred tax assets.

For additional disclosures on income taxes, see Notes 1 and 6 to the consolidated financial statements in Item 8.

Pension and Other Postretirement Benefit Plans

The measurement of our pension and other postretirement benefit obligations and costs at the end of each fiscal year requires that we make various assumptions that are used by our outside actuaries in estimating the present value of projected future benefit payments to all plan participants. Those assumptions take into consideration the likelihood of potential future events such as salary increases and demographic experience. The assumptions we use may have an effect on the amount and timing of future contributions to our plans. The plan trustee conducts an independent valuation of the fair value of pension plan assets. The significant assumptions used in the calculation of our pension and other postretirement benefit obligations are:

- Discount rate – The discount rate is based on investment yields on a hypothetical portfolio of actual long-term corporate bonds rated AA that align with the cash flows for our benefit obligations.

- Salary scale – The salary scale assumption is based on our long-term actual experience for salary increases, the near-term outlook, and expected inflation.

- Expected long-term return on plan assets – The expected long-term return on plan assets reflects asset allocations and investment strategy adopted by the Finance and Pension Investment Committee of the Board of Directors.

- Retirement and mortality rates – Retirement rates are based on actual plan experience along with our near-term outlook. Early retirement assumptions are based on our actual experience. Mortality rates are based on standard industry group annuity mortality tables which are updated to reflect projected improvements in life expectancy.

- Healthcare cost trend rates – For postretirement medical plan obligations and costs, we make assumptions on future inflationary increases in medical costs. These assumptions are based on our actual experience, along with third-party forecasts of long-term medical cost trends.

From one fiscal year to the next, the rates we use for each of the above assumptions may change based on market developments and other factors. The discount rate reflects prevailing market interest rates at the end of the fiscal year when the benefit obligations are actuarially measured and will increase or decrease based on market patterns. The expected long-term return on plan assets may change based on changes in investment strategy for plan assets or changes in indicated longer-term yields on specific classes of plan assets. In addition to the changes in actuarial assumptions from year to year, actual plan experience affecting our net benefit obligations, such as actual returns on plan assets and actual mortality experience, will differ from the assumptions used to measure the obligations. The effects of these changes and differences increase or decrease the obligation we record for our pension and other postretirement benefit plans, and they also create gains and losses that are accumulated and amortized over future periods, thus affecting the expense we recognize for these plans over those periods. Changes in the discount rate from year to year generally have the largest impact on our projected benefit obligation and annual expense, and the effects may be significant, particularly over successive years where the discount rate moves in the same direction.

As of March 31, 2023, the effect of the indicated increase or decrease in the selected pension and other postretirement benefit valuation assumptions is shown below. The effect assumes no change in benefit levels.

(in thousands of dollars)	Effect on 2023 Projected Benefit Obligation Increase (Decrease)	Effect on 2024 Annual Expense Increase (Decrease)
Changes in Assumptions for Pension Benefits		
Discount Rate:		
1% increase	$ (23,431)	$ (1,396)
1% decrease	28,246	2,445
Expected Long-Term Return on Plan Assets:		
1% increase	—	(2,394)
1% decrease	—	2,393
Changes in Assumptions for Other Postretirement Benefits		
Discount Rate:		
1% increase	(1,526)	(110)
1% decrease	1,776	138
Healthcare Cost Trend Rate:		
1% increase	109	30
1% decrease	(101)	(28)

A 1% increase or decrease in the salary scale assumption would not have a material effect on the projected benefit obligation or on annual expense for the Company's pension benefits. See Note 13 to the consolidated financial statements in Item 8 for additional information on pension and other postretirement benefit plans.

Other Estimates and Assumptions

Other management estimates and assumptions are routinely required in preparing our financial statements, including the determination of valuation allowances on accounts receivable and the fair value of long-lived assets. Changes in market and economic conditions, local tax laws, and other related factors are considered each reporting period, and adjustments to the accounts are made based on management's best judgment.

OTHER INFORMATION REGARDING TRENDS AND MANAGEMENT'S ACTIONS

Our financial performance depends on our ability to obtain an appropriate price for our products and services, to secure the product volumes and quality desired by our customers, and to maintain efficient, competitive operations. As the leading global leaf tobacco supplier, we continually monitor for issues and opportunities that may impact the supply of and demand for leaf tobacco, the volumes of leaf tobacco that we handle, and the services we provide. Our plant-based ingredients platform similarly requires us to monitor issues and opportunities that may impact supply and demand for the materials we source, the products we sell, and the services we provide.

Tobacco Operations Trends

We believe that a key factor to perform successfully in the tobacco industry is our ability to provide customers with the quality of leaf and the level of service they desire on a global basis at competitive prices, while maintaining stability of supply. We add significant value to the leaf tobacco supply chain, providing expertise in dealing with large numbers of farmers, efficiently selling various qualities of leaf produced in each crop to a broad global customer base, and delivering products and services produced in a sustainable manner that meet stringent quality and regulatory specifications. We also make the tobacco markets more efficient and provide crop development guidance at the farm level. As part of our commitment to our customers, we adapt our business model to meet their evolving needs and monitor new product developments in the tobacco industry to identify areas where we can provide additional value to them.

Mature Leaf Tobacco Markets

Leaf tobacco is sourced directly by product manufacturers, by global leaf suppliers such as ourselves, and by other smaller, mostly regional or local, leaf suppliers. We estimate that, of the flue-cured and burley tobacco grown outside of China in countries that are key export markets for tobacco, on average about a third is purchased directly by major manufacturers. Global leaf suppliers also usually purchase about a third of the tobacco, and the remainder is sourced by the smaller regional or local suppliers. In some markets the tobacco purchased directly by manufacturers is processed by the global leaf suppliers. Although we operate in a mature industry, where global consumption of cigarettes outside of China has been relatively flat and consumption of American-blend cigarettes have been declining at a compound annual growth rate of about 1.8% over the last five years, our primary mission is to remain the leading global leaf tobacco supplier. In recent years, we have been and believe that we will continue to be able to grow parts of our business and maintain performance despite declines in demand for leaf tobacco from product manufacturers. We have done this by continuing to increase our delivery of services, driving supply chain efficiencies, enhancing the range of services we provide to certain customers, including direct buying, agronomic support, and specialized processing services, and improving our market share. We intend to continue to work to expand our business while at the same time maintaining an appropriate return for the services we provide and believe that there are several longer-term trends in the industry, such as a focus on sustainability, that could provide additional opportunities for us both to offer additional services to our customers and to increase our market share.

We continually explore options to capitalize on the strengths of our core competencies and seek growth opportunities related to leaf tobacco and our operations around the world. For example, we have expanded our leaf purchasing, processing, value-added services, and grower support services in multiple origins in response to customer demand. We have increased our product offerings to meet demand for natural wrappers in the United States and Europe and shisha (water pipe) style leaf tobacco for customers in the Middle East and North Africa (MENA) region. As we look at ingredients investments and explore new growth opportunities within tobacco, Universal is dedicated to remaining the leading global leaf tobacco supplier and building on our strong history.

Focus on Cost Management

Manufacturers naturally seek to mitigate raw materials cost increases, and they are placing increased emphasis on cost containment as they address declining demand. While this is not a new trend, it continues to offer opportunities to us as we bring supply chain efficiencies to the leaf markets. We believe that global leaf suppliers add efficiencies to the markets through economies of scale, as well as through the vital role played in finding buyers for all styles and qualities of leaf tobacco, which achieves overall cost reductions. To understand our business, it is important to note that tobacco is not a commodity product. Flavor and smoking characteristics as well as chemistries of tobacco vary based on the type of tobacco, the region where the tobacco is grown, and the position of the leaf on the stalk of the plant. Many different styles and grades of tobacco may be produced in a single tobacco crop. A particular manufacturer may only want and have use for certain leaves of a plant. The leaf tobacco supplier plays a vital role in the industry by finding buyers for all of the leaf grades and styles of tobacco produced in a farmer's crop. This role helps to improve leaf utilization.

In addition to bringing supply chain efficiencies to the leaf tobacco markets, we bring operational efficiencies to the industry, which in turn help reduce costs. These efficiencies include economical utilization of processing capacity, an established and scalable global network of agronomists and technicians helping to maintain a stable, productive, and sustainable farmer base, as well as agronomic and production improvements to optimize leaf yields and qualities. In addition, we are able to offer

manufacturers a complete range of services from the field to the delivery of the packed product that benefit from our efficiencies. These services include such things as buying station optimization, processing and blending to specific customer specifications or needs, storage of green or packed leaf tobacco, and logistical services. In recent years, there has been an increase in the level of direct purchasing, sorting, processing, and other value-added services that we provide our customers, notably in the United States, Mexico, Brazil, Poland, Guatemala, the Dominican Republic, and the Philippines. We believe this increase acknowledges the efficiencies and services that we bring to the entire supply chain.

We have also seen some reductions in sourcing from lower-volume tobacco growing origins by both global leaf suppliers and major manufacturers. Flue-cured tobacco is produced in about 65 countries around the world, and burley tobacco is grown in about 45 countries. However, over 80% of both the flue-cured tobacco grown outside of China and the worldwide burley tobacco production is sourced from the top ten growing areas for each type of tobacco. We believe that these moves to reduce sourcing areas and concentrate on major tobacco export markets are another way for the industry to increase efficiency and to reduce costs. We have contributed to cost reduction and elimination of excess capacity in the supply chain through the closure or realignment of programs in Argentina, Canada, Germany, Italy, Hungary, Malawi, Nicaragua, Switzerland, Tanzania, and Zambia. We maintain a strong presence in all of the major tobacco sourcing areas and believe that any growth in these areas would favor global leaf suppliers such as ourselves. In the future, we expect that increased regulations requiring stringent monitoring and testing of leaf chemistry and compliant sourcing documentation will place greater emphasis on major sourcing areas.

Importance of Compliant Leaf

As we have said for many years, the production of compliant leaf for the tobacco industry continues to grow in importance. To be considered compliant, leaf tobacco must be grown in a traceable, sustainable manner utilizing GAP. We have long invested significant resources in the programs and infrastructure needed to work with growers to produce compliant leaf and continue to enhance our ability to monitor and demonstrate this compliance for our customers. Our GAP focus on implementing international principles of sustainability by encouraging and training our farmers to employ sound field production and labor management practices that promote farmer profitability and minimal environmental impact. To assist farmers, Universal provides comprehensive training, technical support in the field, and crop analytics through ongoing research and development. Our commitment to compliance is reinforced through MobiLeaf™, our proprietary mobile device platform that captures and shares data in real-time, embedding sustainability throughout our supply chain and providing monitoring of GAP efforts, compliance with labor standards, and opportunities to enhance efficiencies. We believe that compliant leaf will continue to grow in importance to our customers and, as a result, will favor global suppliers who are able to deliver this product.

Growth of Alternative Tobacco Products

Most of the major tobacco product manufacturers have been developing next generation and modified risk products. These include ENDS, oral tobacco and nicotine products, and heated tobacco products. ENDS use liquid nicotine, which is predominately derived from leaf tobacco, and heated tobacco products use leaf tobacco. Oral tobacco and nicotine products may use liquid nicotine or leaf tobacco. At this time, it is unclear how these new products will affect demand for leaf tobacco. However, as our customers have been developing these products, we have been working with them to make sure we are able to meet their needs for both their traditional and new products. This is consistent with our commitment to efficiently and effectively adapt our business model to meet our customers' evolving needs. Specifically, we have expertise in tobacco seed development, crop production methods, crop sourcing, processing, and manufacturing of reconstituted sheet tobacco, which is beneficial to our customers as they continue to develop alternative tobacco products. We also are able to provide high quality liquid nicotine through our subsidiary, AmeriNic. We continue to monitor industry developments regarding next generation products, including consumer acceptance and regulation, and will adapt accordingly.

Leaf Tobacco Supply

Flue-cured tobacco crops grown outside of China decreased in fiscal year 2023 by about 5% to 1.6 billion kilos compared to fiscal year 2022, with production levels below historical averages. Global burley tobacco production was also below historical levels in fiscal year 2023, and at about 353 million kilos, decreased by 12% compared to the burley crops grown in our fiscal year 2022. Both the flue-cured tobacco production grown outside of China and the global burley tobacco crop are projected to increase by about 12% to 1.8 billion kilos and by about 27% to about 450 million kilos, respectively, in fiscal year 2024. We estimate that as of March 31, 2023, industry uncommitted flue-cured and burley inventories, excluding China were at historically low levels. At this time, we believe that both flue-cured tobacco and burley tobacco supply are in undersupply positions.

We also forecast that oriental tobacco production will decrease by about 6% and dark air-cured tobacco production will remain flat in fiscal year 2024. We believe both oriental tobaccos and dark air-cured tobaccos are in undersupply positions. Over the long term, we believe that global tobacco production will continue to move in line with slightly declining total demand. South America, Asia, Africa, and North America will remain key sourcing regions for flue-cured and burley tobaccos.

China is a significant cigarette market. However, most of the cigarettes consumed in China and the leaf tobacco used in those cigarettes are produced domestically. Therefore, we normally view the Chinese market independently when evaluating worldwide leaf tobacco supply and demand. Domestic leaf tobacco inventories have built up in China over the last several years as China's domestic leaf production has exceeded their domestic needs for the local cigarette market. China is continuing to demonstrate efforts to re-align their domestic leaf production and inventories to balance their needs, and inventories have started to come down. These efforts could influence global supply/demand in the short term.

Leaf Tobacco Demand

Industry data from the TMA shows that over the past five years, world consumption of cigarettes outside of China was relatively flat, growing at a compound annual growth rate of just under 1%, and consumption of American-blend cigarettes has been declining at a compound annual growth rate of 1.8%. We expect that near term global demand for leaf tobacco will slowly decline in line with global cigarette consumption.

Our sales consist primarily of flue-cured, burley, and dark air-cured tobaccos. Flue-cured and burley tobaccos, along with oriental tobaccos, are used in American-blend cigarettes which are primarily smoked in Western Europe and the United States. English-blend cigarettes which use flue-cured tobacco are mainly smoked in the United Kingdom and Asia and other emerging markets. Industry data shows that consumption of American-blend cigarettes was declining for the five years ended in 2022. If demand for American-blend cigarettes declines at a higher rate than reductions in demand for English-blend cigarettes, there may be less demand for burley and oriental tobaccos and more demand for flue-cured tobacco. However, demand is affected by many factors, including regulation, product taxation, illicit trade, alternative tobacco products, and Chinese imports. To the extent that domestic leaf production and inventory durations in China do not meet requirements for Chinese cigarette blends, that tobacco could be sourced from other origins where we have major market positions. On a year-to-year basis, we are also susceptible to fluctuations in leaf supply due to crop sizes and leaf demand as manufacturers adjust inventories or respond to changes in cigarette markets. We currently believe that the supply of flue-cured tobaccos and burley tobaccos are in an undersupply relative to anticipated demand. However, inventories held by our customers may affect their near-term demand for leaf tobacco. We also sell oriental tobaccos, which are used in American-blend cigarettes, and dark tobaccos, which are used in cigars and other smokeless products. In recent years, we have seen increased demand for natural wrapper tobacco particularly for the European and U.S. machine-made cigar markets. While we expect demand for dark tobaccos used in cigar filler to be generally in line with supply, we are continuing to see strong demand for wrapper tobacco.

Pricing

Factors that affect green tobacco prices include global supply and demand, market conditions, production costs, foreign exchange rates, and competition from other crops. We work with farmers to maintain tobacco production and to secure product at price levels that are attractive to both the farmers and our customers. Our objective is to secure compliant tobacco that is produced in a cost-effective manner under a sustainable business model with the desired quality for our customers. In some areas, tobacco competes with agricultural commodity products for farmer production. In the past, leaf shortages in specific markets or on a worldwide basis have also led to green tobacco price increases.

Global Regulation of Tobacco Products

Public Acceptance of Increased Global Regulation on Tobacco Products

Diminishing social acceptance of tobacco use and increasing pressure from anti-smoking groups have cultivated a political environment that accepts greater regulations on tobacco products, particularly in the United States and the European Union. While the impact of this cultural trend on our business is uncertain, the global acceptance of stringent regulations could reduce demand for tobacco products and have a material adverse effect on our results of operation.

Strengthened Global Cooperation in the Regulation on Tobacco Products

The WHO Framework Convention on Tobacco Control ("FCTC") was ratified in 2005 to become the world's first international public health treaty. Since its inception, the FCTC has continued to strengthen international cooperation and collaboration in tobacco control by advancing the implementation of the treaty's 38 articles and increasing global participation. As the tenth Conference of the Parties approaches in November 2023, the FCTC is working diligently to consider amendments to the agreement and track progress in the treaty's implementation.

While we cannot predict the extent or speed at which the efforts of the FCTC will reduce tobacco consumption, a proliferation of national laws and regulations spurred by the recommendations of the FCTC would likely reduce demand for both tobacco products and leaf.

United States FDA's Continued Enforcement of the Tobacco Control Act

In 2009, the U.S. Congress passed the Family Smoking Prevention and Tobacco Control Act (the "Tobacco Act"). This legislation authorizes the U.S. Food and Drug Administration ("FDA") to regulate the manufacturing and marketing of tobacco products. The Tobacco Act additionally prohibited characterizing flavors in cigarettes, restricted youth access to tobacco products, banned advertising claims regarding certain tobacco products, and established the Center for Tobacco Products.

Over the past decade, the FDA has focused on establishing the scientific foundation and regulatory framework for regulating tobacco products in the United States. On May 10, 2016, the FDA released "deeming" regulations to extend FDA oversight over all tobacco products, including electronic nicotine delivery systems, cigars, hookah tobacco, pipe tobacco, dissolvables, and "novel and future products." Additionally, Congress extended FDA's authority to include regulation of tobacco products using synthetically manufactured nicotine in addition to naturally derived nicotine in March 2022. The regulations require tobacco product manufacturers to register tobacco products that were on the market on February 15, 2007, and to seek FDA authorization to sell any products modified or introduced after such date. All submissions require manufacturers to list ingredients in their products. In April 2022, the FDA released two proposed rules to advance product standards intended to ban menthol in cigarettes and characterizing flavors in cigars. In January 2023, the FDA announced they expect to make a decision to finalize the rules in calendar year 2023. The flavored tobacco product category accounts for a significant percentage of the U.S. market, and these product standards would likely impact future leaf demand if adopted. It is also expected that if these bans are adopted, they will be challenged in the legal system so it is not possible at this time to predict when and if these bans become effective.

Although less than 5% of cigarettes manufactured worldwide are consumed in the United States, the FDA is widely considered a global leader in the "science-driven" regulation of tobacco products. The FDA operates in stark contrast to the WHO's "politically driven" approach to nicotine use. The WHO is reluctant to accept one nicotine product as more/less risky than another, and their suggested solution is either rigorous regulation or outright prohibition. The continued implementation and enforcement of the Tobacco Act in the United States is likely to influence the tobacco control measures considered by other countries and international bodies, including the WHO. It is impossible to predict the ultimate impact these developing regulations will have on our business, but any reduction in the demand for our customer's products will adversely affect the demand for leaf tobacco.

Global Acceptance of the Continuum of Risk in the Regulation of Novel Tobacco Products

As novel tobacco products, such as e-cigarettes and heat-not-burn devices, emerge in the global market, governments are tasked with developing the appropriate, science-driven approach to regulation. In 2017, then Commissioner of the FDA, Scott Gottlieb, announced a new regulatory approach for the regulation of tobacco products that embraced the placement of each product somewhere along a "continuum of risk". This comprehensive plan on nicotine use sought to facilitate an adult tobacco consumer's switch from combustible cigarettes to less risky products found lower on the continuum. As part of this regulatory scheme, the FDA approved the first "heat-not-burn" and "very-low nicotine" premarket tobacco applications to permit the sale of these products within the United States. Furthermore, the FDA approved their first modified risk tobacco products applications to permit certain products in the heat-not-burn and smokeless categories to make modified exposure or risk claims. Although the WHO FCTC does not include specific harm-reduction provisions in the language of the treaty, a growing number of countries have established tobacco control strategies incorporating a continuum of risk concept. In addition, the global tobacco product market is continuously diversifying to include a wide array of novel tobacco products to serve as alternatives to combustible cigarettes.

Regardless of the type, it is generally understood that most novel products on the market contain less leaf tobacco than combustible cigarettes. Therefore, the market-driven rise of novel products alongside a regulatory scheme designed to facilitate an adult tobacco consumer's switch from combustible cigarettes could affect global leaf demand. It is presently difficult to predict whether this will result in a decrease or an increase in requirements for leaf tobacco production in the long or short terms. Since they are marketed as replacements for combustible tobacco products, the question remains whether novel products will replace traditional cigarettes in the future, add to the market, or have a balancing effect.

Increased Taxation

A number of governments, particularly federal and local governments in the United States and the European Union, impose excise or similar taxes on tobacco products. Further legislation proposing new or increased taxes on tobacco products is likely to continue. In some cases, proposed legislation seeks to significantly increase existing taxes on tobacco products, or impose new taxes on products that have not been subject to tax (e.g. ENDS products and liquid nicotine). Increases in product taxation may reduce the affordability of, and demand for, tobacco products, which will affect requirements for leaf tobacco by tobacco product manufacturers.

Illicit Trade

Illicit trade is another factor which influences demand for legally and sustainably produced leaf tobacco. The WHO estimates that one in every ten cigarettes consumed globally is illicit. Individual governments like the United States, European Union, and Brazil have initiated substantial steps in combating illicit trade. In 2012, the WHO FCTC adopted an illicit trade protocol which has been so far ratified by only one third of its 182 parties. We continue to support both governmental and industry efforts to eradicate illicit trade.

Ingredients Operations Trends

Following our capital allocation strategy, we have made disciplined investments within our leaf business to take advantage of growth opportunities in tobacco as well as in our plant-based ingredients platform that utilize our assets and capabilities. Through these actions, we believe that we will be able to deliver enhanced shareholder value despite operating in the mature leaf tobacco industry.

We made significant strategic investments in our plant-based ingredients platform in fiscal years 2020, 2021, and 2022. We acquired FruitSmart in January 2020, Silva in October 2020, and Shank's in October 2021. In fiscal year 2023, we made additional investments to enhance operational synergies among the businesses and grow the platform offerings, including by investing in key sales and product development personnel to promote and expand the full range of our capabilities across the plant-based ingredients platform. As we move into fiscal year 2024, we are working on further enhancements and expansion of our production capabilities. Our ingredients businesses provide our business-to-business customers with a broad variety of plant-based ingredients for both human and pet consumption. A variety of value-added manufacturing processes are used in these businesses to convert raw materials into a wide spectrum of fruit and vegetable juices, concentrates, dehydrated products, and botanical extracts and flavorings. These businesses provide value-added agricultural processing, part of the agricultural value chain where we possess significant business expertise. We consider the agricultural value chain to consist of agricultural inputs, crop production, agricultural processing, manufacture and distribution, and retail sales.

We have been achieving operational synergies across the platform among our businesses and have also made considerable progress on our vision for the segment, providing a total solution-based approach for our customers that utilizes our broad spectrum of capabilities in fruits, vegetables and botanical extracts and flavorings. Our consolidated sales efforts allow us to introduce additional products from across our platform to our existing customers, while also pursuing opportunities with new customers. We also see potential in providing our customers with product offerings that combine ingredients from across our platform; for example, combining fruit juice, dehydrated vegetables, and botanical extracts into a new beverage concept or into a smoothie.

One of the markets our plant-based ingredients platform serves is the growing global health and wellness market. According to industry estimates this market is projected to grow at an annual rate of over 10% from 2022 to 2031. In addition, the COVID-19 pandemic had a positive impact on the global health and wellness market as many consumers focused on mental and physical health. This focus is driving strong consumer demand for healthy foods. Many of our ingredients can be used as additive components of healthy food products. We continue to believe that there will be strong demand for healthy foods going forward and that our ingredients portfolio can provide food manufacturers with innovative ingredients solutions to support these types of products.

Another of the growing end markets for ingredients products is the global pet food market. This market could climb to over $135 billion globally by 2030, according to industry projections. Our platform is well positioned to take advantage of increasing demand in the pet food end market as well as for other natural and clean-label products across the end markets it serves.

As we continue to grow our plant-based ingredients platform, we will explore and develop targeted opportunities to vertically integrate certain plant-based ingredients from our tobacco growing areas to capitalize on our strengths and capabilities there. We have established grower networks and agricultural support infrastructure in origins where we source tobacco, and we also have strong, mature sustainability programs in those origins. We believe that ingredients produced in a sustainable manner will grow in importance to our customers and, as a result, will favor suppliers who are able to deliver these products.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We generally use both fixed and floating interest rate debt to finance our operations. Changes in market interest rates expose us to changes in cash flows for floating rate instruments and to changes in fair value for fixed-rate instruments. We normally maintain a proportion of our debt in both variable and fixed interest rates to manage this exposure, and from time to time we may enter hedge agreements to swap the interest rates. In addition, our customers may pay market rates of interest for inventory purchased on order, which could mitigate a portion of the floating interest rate exposure. We also periodically have large cash balances and may receive deposits from customers, both of which we use to fund seasonal purchases of tobacco, reducing our financing needs. Excluding the portion of our bank term loans that have been converted to fixed-rate borrowings with interest rate swaps, debt carried at variable interest rates was approximately $506 million at March 31, 2023. Although a hypothetical 1% change in short-term interest rates would result in a change in annual interest expense of approximately $3.1 million, that amount would be at least partially mitigated by changes in charges to customers.

In addition, changes in interest rates affect the calculation of our pension plan liabilities. As rates decrease, the liability for the present value of amounts expected to be paid under the plans increases. Rate changes also affect expense. As of the March 31, 2023 measurement date, a 1% decrease in the discount rate would have increased the projected benefit obligation ("PBO") for pensions by $28 million and increased annual pension expense by $2 million. Conversely, a 1% increase in the discount rate would have reduced the PBO by $23 million and reduced annual pension expense by $1 million.

Currency Risk

The international leaf tobacco trade generally is conducted in U.S. dollars, thereby limiting foreign exchange risk to that which is related to leaf purchase and production costs, overhead, and income taxes in the source country. We also provide farmer advances that are directly related to leaf purchases and are denominated in the local currency. Any currency gains or losses on those advances are usually offset by increases or decreases in the cost of tobacco, which is priced in the local currency. However, the effect of the offset may not occur until a subsequent quarter or fiscal year. Most of our tobacco operations are accounted for using the U.S. dollar as the functional currency. Because there are no forward foreign exchange markets in many of our major countries of tobacco origin, we often manage our foreign exchange risk by matching funding for inventory purchases with the currency of sale, which is usually the U.S. dollar, and by minimizing our net local currency monetary position in individual countries. We are vulnerable to currency remeasurement gains and losses to the extent that monetary assets and liabilities denominated in local currency do not offset each other. We recognized net remeasurement gains of $3.9 million in fiscal year 2023, $19.0 million of net remeasurement losses in fiscal year 2022, and $8.5 million of net remeasurement gains in fiscal year 2021. We recognized net foreign currency transaction losses of $8.8 million in fiscal year 2023, and net foreign currency transaction gains of $18.0 million in fiscal year 2022, and $1.4 million of net foreign currency losses in fiscal year 2021. In addition to foreign exchange gains and losses, we are exposed to changes in the cost of tobacco due to changes in the value of the local currency in relation to the U.S. dollar. We have entered forward currency exchange contracts to hedge against the effects of currency movements on purchases of tobacco to reduce the volatility of costs. In addition, we periodically enter into forward contracts to hedge balance sheet exposures. See Note 11 to the consolidated financial statements in Item 8 for additional information about our hedging activities.

In certain tobacco markets that are primarily domestic, we use the local currency as the functional currency. Examples of these markets are Poland and the Philippines. In other markets, such as Western Europe, where export sales are primarily in local currencies, we also use the local currency as the functional currency. In each case, reported earnings are affected by the translation of the local currency into the U.S. dollar.

Hedging Risk

Hedging interest rate exposure using swaps and hedging foreign currency exchange rate exposure using forward contracts are specifically contemplated to manage risk in keeping with management's policies. We may use derivative instruments, such as swaps, forwards, options, or futures, which are based directly or indirectly upon interest rates and currencies to manage and reduce the risks inherent in interest rate and currency fluctuations. When we use foreign currency derivatives to mitigate our exposure to exchange rate fluctuations, we may choose not to designate them as hedges for accounting purposes, which may result in the effects of the derivatives being recognized in our earnings in periods different from the items that created the exposure.

We do not utilize derivatives for speculative purposes, and we do not enter into market risk-sensitive instruments for trading purposes. Derivatives are transaction-specific so that a specific debt instrument, forecast purchase, contract, or invoice determines the amount, maturity, and other specifics of the hedge. We routinely review counterparty risk as part of our derivative program.

Item 8. Financial Statements and Supplementary Data

UNIVERSAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended March 31,		
(in thousands of dollars, except share and per share data)	2023	2022	2021
Sales and other operating revenues	$ 2,569,824	$ 2,103,601	$ 1,983,357
Costs and expenses			
Cost of goods sold	2,111,539	1,694,675	1,597,354
Selling, general and administrative expenses	277,213	240,686	219,789
Other income	—	(2,532)	(4,173)
Restructuring and impairment costs	—	10,457	22,577
Operating income	181,072	160,315	147,810
Equity in pretax earnings of unconsolidated affiliates	2,383	6,095	2,985
Other non-operating income (expense)	1,791	2,687	(440)
Interest income	6,023	917	325
Interest expense	49,300	27,747	24,954
Income before income taxes	141,969	142,267	125,726
Income taxes	11,733	38,663	29,412
Net income	130,236	103,604	96,314
Less: net income attributable to noncontrolling interests in subsidiaries	(6,184)	(17,027)	(8,904)
Net income attributable to Universal Corporation	$ 124,052	$ 86,577	$ 87,410
Earnings per share:			
Basic	$ 5.01	$ 3.50	$ 3.55
Diluted	$ 4.97	$ 3.47	$ 3.53
Weighted average common shares outstanding:			
Basic	24,773,710	24,764,177	24,656,009
Diluted	24,943,841	24,922,896	24,788,566

See accompanying notes.

UNIVERSAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of dollars)	Fiscal Year Ended March 31,					
		2023		**2022**		**2021**
Net income	$	130,236	$	103,604	$	96,314
Other comprehensive income (loss):						
Foreign currency translation, net of income taxes		(3,166)		(6,367)		8,272
Foreign currency hedge, net of income taxes		1,320		3,993		11,812
Interest rate hedge, net of income taxes		6,113		18,620		7,922
Pension and other postretirement benefit plans, net of income taxes		3,089		5,943		17,038
Total other comprehensive income (loss), net of income taxes		7,356		22,189		45,044
Total comprehensive income		137,592		125,793		141,358
Less: comprehensive income attributable to noncontrolling interests		(6,286)		(16,490)		(9,388)
Comprehensive income attributable to Universal Corporation	$	131,306	$	109,303	$	131,970

See accompanying notes.

UNIVERSAL CORPORATION
CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)	March 31,	
	2023	**2022**
ASSETS		
Current assets		
Cash and cash equivalents	$ 64,690	$ 81,648
Accounts receivable, net	402,073	385,437
Advances to suppliers, net	170,801	129,838
Accounts receivable—unconsolidated affiliates	12,210	4,540
Inventories—at lower of cost or net realizable value:		
Tobacco	833,876	822,513
Other	202,907	194,161
Prepaid income taxes	16,493	13,095
Other current assets	99,840	116,779
Total current assets	1,802,890	1,748,011
Property, plant and equipment		
Land	24,926	23,959
Buildings	311,138	293,935
Machinery and equipment	689,220	668,451
	1,025,284	986,345
Less accumulated depreciation	(674,122)	(641,227)
	351,162	345,118
Other assets		
Operating lease right-of-use assets	40,505	40,243
Goodwill, net	213,922	213,998
Other intangibles, net	80,101	92,571
Investments in unconsolidated affiliates	76,184	81,006
Deferred income taxes	13,091	11,616
Pension asset	9,984	12,667
Other noncurrent assets	51,343	41,115
	485,130	493,216
Total assets	$ 2,639,182	$ 2,586,345

UNIVERSAL CORPORATION
CONSOLIDATED BALANCE SHEETS—(Continued)

(in thousands of dollars)	March 31,	
	2023	2022
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Notes payable and overdrafts	$ 195,564	$ 182,639
Accounts payable	83,213	168,491
Accounts payable—unconsolidated affiliates	5,830	5,308
Customer advances and deposits	3,061	13,724
Accrued compensation	33,108	27,281
Income taxes payable	3,274	7,427
Current portion of operating lease liabilities	11,404	10,303
Accrued expenses and other current liabilities	106,533	103,551
Current portion of long-term debt	—	—
Total current liabilities	441,987	518,724
Long-term debt	616,809	518,547
Pensions and other postretirement benefits	42,769	52,890
Long-term operating lease liabilities	25,540	29,617
Other long-term liabilities	32,512	34,464
Deferred income taxes	42,613	47,334
Total liabilities	1,202,230	1,201,576
Shareholders' equity		
Universal Corporation:		
Preferred stock:		
Series A Junior Participating Preferred Stock, no par value, 500,000 shares authorized, none issued or outstanding	—	—
Common stock, no par value, 100,000,000 shares authorized, 24,555,361 shares issued and outstanding (24,550,019 at March 31, 2022)	337,247	330,662
Retained earnings	1,136,898	1,094,192
Accumulated other comprehensive loss	(77,057)	(84,311)
Total Universal Corporation shareholders' equity	1,397,088	1,340,543
Noncontrolling interests in subsidiaries	39,864	44,226
Total shareholders' equity	1,436,952	1,384,769
Total liabilities and shareholders' equity	$ 2,639,182	$ 2,586,345

See accompanying notes.

UNIVERSAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)	Fiscal Year Ended March 31,		
	2023	2022	2021
Cash Flows From Operating Activities:			
Net income	$ 130,236	$ 103,604	$ 96,314
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	57,300	52,521	44,733
Provision for losses (recoveries) on advances	10,584	5,988	5,534
Inventory write-downs	13,995	19,944	13,463
Stock-based compensation expense	8,419	6,186	6,106
Foreign currency remeasurement loss (gain), net	(3,892)	19,029	(8,475)
Foreign currency exchange contracts	14,163	(13,210)	(1,567)
Deferred income taxes	(7,657)	(2,473)	(2,335)
Equity in net income of unconsolidated affiliates, net of dividends	4,010	(329)	(296)
Brazil tax ruling	(29,236)	—	—
Restructuring and impairment costs	—	10,457	22,577
Restructuring payments	—	(4,134)	(8,283)
Change in estimated fair value of contingent consideration for FruitSmart acquisition	—	(2,532)	(4,173)
Other, net	(6,248)	513	(1,373)
Changes in operating assets and liabilities, net:			
Accounts and notes receivable	(74,657)	(23,185)	(5,239)
Inventories	(41,867)	(245,920)	54,553
Other assets	10,821	(15,991)	(11,354)
Accounts payable	(84,588)	108,746	11,331
Accrued expenses and other current liabilities	3,365	14,356	14,840
Income taxes	(7,811)	6,644	(4,516)
Customer advances and deposits	(7,494)	4,668	(1,426)
Net cash provided (used) by operating activities	(10,557)	44,882	220,414
Cash Flows From Investing Activities:			
Purchase of property, plant and equipment	(54,674)	(53,203)	(66,154)
Purchase of business, net of cash held by the business	—	(102,462)	(161,751)
Proceeds from sale of business, less cash of businesses sold	3,245	—	—
Proceeds from sale of property, plant and equipment	1,079	13,004	11,436
Other	—	—	(800)
Net cash used by investing activities	(50,350)	(142,661)	(217,269)
Cash Flows From Financing Activities:			
Issuance (repayment) of short-term debt, net	24,712	79,286	29,396
Issuance of long-term debt	123,481	—	150,000
Repayment of long-term debt	(23,481)	—	—
Dividends paid to noncontrolling interests in subsidiaries	(10,221)	(13,390)	(10,881)
Repurchase of common stock	(3,448)	(3,053)	—
Dividends paid on common stock	(77,391)	(76,436)	(75,177)
Proceeds from termination of interest rate swap agreements	11,786	—	—
Debt issuance costs and other	(6,489)	(3,167)	(1,949)
Net cash provided (used) by financing activities	38,949	(16,760)	91,389
Effect of exchange rate changes on cash	(1,000)	(1,034)	1,257
Net increase (decrease) in cash and cash equivalents	(22,958)	(115,573)	95,791
Cash, restricted cash and cash equivalents at beginning of year	87,648	203,221	107,430
Cash, Restricted Cash and Cash Equivalents at End of Year	$ 64,690	$ 87,648	$ 203,221
Supplemental Information:			
Cash and cash equivalents	$ 64,690	$ 81,648	$ 197,221
Restricted cash (Other noncurrent assets)	—	6,000	6,000
Total cash, restricted cash and cash equivalents	$ 64,690	$ 87,648	$ 203,221
Supplemental information—cash paid for:			
Interest	$ 49,882	$ 27,113	$ 24,198
Income taxes, net of refunds	$ 49,073	$ 33,010	$ 36,443

See accompanying notes.

UNIVERSAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Universal Corporation Shareholders				
(in thousands of dollars)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests	Total Shareholders' Equity
Fiscal Year Ended March 31, 2023					
Balance at beginning of year	$ 330,662	$ 1,094,192	$ (84,311)	$ 44,226	$ 1,384,769
Changes in common stock					
Repurchase of common stock	(893)	—	—	—	(893)
Accrual of stock-based compensation	8,420	—	—	—	8,420
Withholding of shares from stock-based compensation for grantee income taxes	(2,090)	—	—	—	(2,090)
Dividend equivalents on restricted stock units (RSUs)	1,148	—	—	—	1,148
Changes in retained earnings					
Net income	—	124,052	—	6,184	130,236
Cash dividends declared on common stock ($3.16 per share)	—	(77,643)	—	—	(77,643)
Repurchase of common stock	—	(2,555)	—	—	(2,555)
Dividend equivalents on restricted stock units (RSUs)	—	(1,148)	—	—	(1,148)
Other comprehensive income (loss)					
Foreign currency translation, net of income taxes	—	—	(3,268)	102	(3,166)
Foreign currency hedge, net of income taxes	—	—	1,320	—	1,320
Interest rate hedge, net of income taxes	—	—	6,113	—	6,113
Pension and other postretirement benefit plans, net of income taxes	—	—	3,089	—	3,089
Other changes in noncontrolling interests					
Dividends paid to noncontrolling shareholders	—	—	—	(10,221)	(10,221)
Other	—	—	—	(427)	(427)
Balance at end of year	$ 337,247	$ 1,136,898	$ (77,057)	$ 39,864	$ 1,436,952

UNIVERSAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY—(Continued)

	Universal Corporation Shareholders				
(in thousands of dollars)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests	Total Shareholders' Equity
Fiscal Year Ended March 31, 2022					
Balance at beginning of year	$ 326,673	$ 1,087,663	$ (107,037)	$ 41,126	$ 1,348,425
Changes in common stock					
Repurchase of common stock	(782)	—	—	—	(782)
Accrual of stock-based compensation	6,187	—	—	—	6,187
Withholding of shares from stock-based compensation for grantee income taxes	(2,486)	—	—	—	(2,486)
Dividend equivalents on restricted stock units (RSUs)	1,070	—	—	—	1,070
Changes in retained earnings					
Net income	—	86,577	—	17,027	103,604
Cash dividends declared on common stock ($3.12 per share)	—	(76,707)	—	—	(76,707)
Repurchase of common stock	—	(2,271)	—	—	(2,271)
Dividend equivalents on restricted stock units (RSUs)	—	(1,070)	—	—	(1,070)
Other comprehensive income (loss)					
Foreign currency translation, net of income taxes	—	—	(5,830)	(537)	(6,367)
Foreign currency hedge, net of income taxes	—	—	3,993	—	3,993
Interest rate hedge, net of income taxes	—	—	18,620	—	18,620
Pension and other postretirement benefit plans, net of income taxes	—	—	5,943	—	5,943
Other changes in noncontrolling interests					
Dividends paid to noncontrolling shareholders	—	—	—	(13,390)	(13,390)
Balance at end of year	$ 330,662	$ 1,094,192	$ (84,311)	$ 44,226	$ 1,384,769

UNIVERSAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY—(Continued)

		Universal Corporation Shareholders			
(in thousands of dollars)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests	Total Shareholders' Equity
Fiscal Year Ended March 31, 2021					
Balance at beginning of year	$ 321,502	$ 1,076,760	$ (151,597)	$ 42,619	$ 1,289,284
Changes in common stock					
Accrual of stock-based compensation	6,106	—	—	—	6,106
Withholding of shares from stock-based compensation for grantee income taxes	(1,949)	—	—	—	(1,949)
Dividend equivalents on restricted stock units (RSUs)	1,014	—	—	—	1,014
Changes in retained earnings					
Net income	—	87,410	—	8,904	96,314
Cash dividends declared on common stock ($3.08 per share)	—	(75,493)	—	—	(75,493)
Dividend equivalents on restricted stock units (RSUs)	—	(1,014)	—	—	(1,014)
Other comprehensive income (loss)					
Foreign currency translation, net of income taxes	—	—	7,788	484	8,272
Foreign currency hedge, net of income taxes	—	—	11,812	—	11,812
Interest rate hedge, net of income taxes	—	—	7,922	—	7,922
Pension and other postretirement benefit plans, net of income taxes	—	—	17,038	—	17,038
Other changes in noncontrolling interests					
Dividends paid to noncontrolling shareholders	—	—	—	(10,881)	(10,881)
Balance at end of year	$ 326,673	$ 1,087,663	$ (107,037)	$ 41,126	$ 1,348,425

	Fiscal Year Ended March 31,		
	2023	**2022**	**2021**
Common Shares Outstanding:			
Balance at beginning of year	24,550,019	24,514,867	24,421,835
Issuance of common stock	71,466	93,416	93,032
Repurchase of common stock	(66,124)	(58,264)	—
Balance at end of year	24,555,361	24,550,019	24,514,867

See accompanying notes.

UNIVERSAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Universal Corporation, which together with its subsidiaries is referred to herein as "Universal" or the "Company," is a global business-to-business agri-products supplier to consumer product manufacturers. The Company is the leading global leaf tobacco supplier and provides high-quality plant-based ingredients to food and beverage end markets. The Company conducts its leaf tobacco business in over 30 countries, primarily in major tobacco-producing regions of the world.

Consolidation

The consolidated financial statements include the accounts of Universal Corporation and all domestic and foreign subsidiaries in which the Company maintains a controlling financial interest. Control is generally determined based on a voting interest of greater than 50%, such that Universal controls all significant corporate activities of the subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation.

The equity method of accounting is used for investments in companies where Universal Corporation has a voting interest of 20% to 50%. These investments are accounted for under the equity method because Universal exercises significant influence over those companies, but not control. The Company received dividends totaling $5.6 million in fiscal year 2023, $4.3 million in fiscal year 2022, and $2.9 million in fiscal year 2021, from companies accounted for under the equity method. Investments where Universal has a voting interest of less than 20% are not significant and do not have readily determinable fair values. As such, the Company has elected the alternate method of measuring these investments at cost, less any impairment. The Company's 49% ownership interest in Socotab L.L.C. ("Socotab"), a leading supplier of oriental tobaccos with operations located principally in Eastern Europe and Turkey, is the primary investment accounted for under the equity method. The investment in Socotab is an important part of the Company's overall product and service arrangements with its major customers. The Company reviews the carrying value of its investments in Socotab and its other unconsolidated affiliates on a regular basis and considers whether any factors exist that might indicate an impairment in value that is other than temporary.

The Company's operations in Zimbabwe are deconsolidated under accounting requirements that apply under certain conditions to foreign subsidiaries that are subject to foreign exchange controls and other government restrictions. The investment in the Zimbabwe operations is accounted for at cost and was zero at March 31, 2023 and 2022. The Company has a net foreign currency translation loss associated with the Zimbabwe operations of approximately $7.2 million, which remains a component of accumulated other comprehensive loss at March 31, 2023. As a regular part of its reporting, the Company reviews the conditions that resulted in the deconsolidation of the Zimbabwe operations to confirm that such accounting treatment is still appropriate. Dividends from the Zimbabwe operations are recorded in income in the period received.

The Company holds less than a 100% financial interest in certain consolidated subsidiaries. The net income and shareholders' equity attributable to the noncontrolling interests in these subsidiaries are reported on the face of the consolidated financial statements. There were no material changes in the Company's ownership percentage in any of these subsidiaries during fiscal years 2023, 2022, or 2021.

Investments in Unconsolidated Affiliates

The Company's investments in its unconsolidated affiliates, which include its Zimbabwe operations, are non-marketable securities. Universal reviews such investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recovered. For example, the Company would review such an investment for impairment if the investee were to lose a significant customer, suffer a large reduction in sales margins, experience a major change in its business environment, or undergo any other significant change in its normal business. In assessing the recoverability of these investments, the Company follows the applicable accounting guidance in determining the fair value of the investments. In most cases, this involves the use of undiscounted and discounted cash flow models (Level 3 of the fair value hierarchy under the accounting guidance). If the fair value of an unconsolidated investee is determined to be lower than its carrying value, an impairment loss is recognized. The determination of fair value using discounted cash flow models is normally not based on observable market data from independent sources and therefore requires significant management judgment with respect to estimates of future operating earnings and the selection of an appropriate discount rate. The use of different assumptions could increase or decrease estimated future operating cash flows, and the discounted value of those cash flows, and therefore could increase or decrease any impairment charge related to these investments. During the fiscal year ended March 31, 2022, the Company recognized an immaterial impairment of an investment in an equity method investee in Africa.

In its consolidated statements of income, the Company reports its proportional share of the earnings of unconsolidated affiliates accounted for on the equity method based on the pretax earnings of those affiliates, as permitted under the applicable accounting guidance. All applicable foreign and U.S. income taxes are provided on these earnings and reported as a component of consolidated income tax expense. For unconsolidated affiliates located in foreign jurisdictions, repatriation of the Company's share of the earnings through dividends is assumed in determining consolidated income tax expense.

The following table provides a reconciliation of (1) equity in the pretax earnings of unconsolidated affiliates, as reported in the consolidated statements of income to (2) equity in the net income of unconsolidated affiliates, net of dividends, as reported in the consolidated statements of cash flows for the fiscal years ended March 31, 2023, 2022, and 2021:

	Fiscal Year Ended March 31,		
	2023	2022	2021
Equity in pretax earnings reported in the consolidated statements of income	$ 2,383	$ 6,095	$ 2,985
Less: Equity in income taxes	(781)	(1,481)	180
Equity in net income	1,602	4,614	3,165
Less: Dividends received on investments [1]	(5,612)	(4,285)	(2,869)
Equity in net income, net of dividends, reported in the consolidated statements of cash flows	$ (4,010)	$ 329	$ 296

[1]	In accordance with the applicable accounting guidance, dividends received from unconsolidated affiliates accounted for on the equity method that represent a return on capital (i.e., a return of earnings on a cumulative basis) are presented as operating cash flows in the consolidated statements of cash flows.

Earnings Per Share

The Company calculates basic earnings per share based on Net income attributable to Universal Corporation. The calculation uses the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed in a similar manner using the weighted average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares include unvested restricted stock units and performance share units that are assumed to be fully vested and paid out in shares of common stock.

Calculations of earnings per share for the fiscal years ended March 31, 2023, 2022, and 2021, are provided in Note 5.

Cash, Restricted Cash, and Cash Equivalents

All highly liquid investments with a maturity of three months or less at the time of purchase are classified as cash equivalents. Restricted cash was associated with the acquisition of Silva International, Inc. ("Silva") and was recognized as a component of other noncurrent assets at March 31, 2022 and 2021. The restricted cash associated with the Silva acquisition was released to the selling shareholder during the fiscal year ended March 31, 2023.

Advances to Tobacco Suppliers

In many sourcing origins where the Company operates, it provides agronomy services and seasonal advances of seed, fertilizer, and other supplies to tobacco farmers for crop production, or makes seasonal cash advances to farmers for the procurement of those inputs. These advances are typically short term, are repaid upon delivery of tobacco to the Company, and are reported in advances to suppliers in the consolidated balance sheets. In several origins, the Company has made long-term advances to tobacco farmers to finance curing barns and other farm infrastructure. In some years, due to low crop yields and other factors, individual farmers may not deliver sufficient volumes of tobacco to fully repay their seasonal advances, and the Company may extend repayment of those advances into future crop years. The long-term portion of advances is included in other noncurrent assets in the consolidated balance sheets. Both the current and the long-term portions of advances to tobacco suppliers are reported net of allowances recorded when the Company determines that amounts outstanding are not likely to be collected. Short-term and long-term advances to tobacco suppliers totaled approximately $199 million at March 31, 2023 and $153 million at March 31, 2022. The related valuation allowances totaled $24 million at March 31, 2023, and $19 million at March 31, 2022, and were estimated based on the Company's historical loss information and crop projections. The allowances were increased by net provisions for estimated uncollectible amounts of approximately $10.6 million in fiscal year 2023, $6.0 million in fiscal year 2022, and $5.5 million in fiscal year 2021. These net provisions are included in selling, general, and administrative expenses in the consolidated statements of income. Interest on advances is recognized in earnings upon the farmers' delivery of tobacco in payment of principal and interest. Advances on which interest accrual had been discontinued totaled approximately $3 million and $4 million at March 31, 2023 and 2022, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Raw materials primarily consist of unprocessed leaf tobacco, which is clearly identified by type and grade at the time of purchase. The Company tracks the costs associated with this tobacco in the final product lots, and maintains this identification through the time of sale. This method of cost accounting is referred to as the specific cost or specific identification method. The predominant cost component of the Company's inventories is the cost of the unprocessed tobacco. Direct and indirect processing costs related to these raw materials are capitalized and allocated to inventory in a systematic manner. The Company does not capitalize any interest or sales-related costs in inventory. Freight costs are recorded in cost of goods sold. Other inventories consist primarily of unprocessed and processed food and vegetable ingredients, botanical extracts, seed, fertilizer, packing materials, and other supplies, and are valued using the specific cost method.

Recoverable Value-Added Tax Credits

In many foreign countries, the Company's local operating subsidiaries pay significant amounts of value-added tax ("VAT") on purchases of unprocessed and processed tobacco, crop inputs, packing materials, and various other goods and services. In some countries, VAT is a national tax, and in other countries it is assessed at the state level. Items subject to VAT vary from jurisdiction to jurisdiction, as do the rates at which the tax is assessed. When tobacco is sold to customers in the country of origin, the operating subsidiaries generally collect VAT on those sales. The subsidiaries are normally permitted to offset their VAT payments against the collections and remit only the incremental VAT collections to the tax authorities. When tobacco is sold for export, VAT is normally not assessed. In countries where tobacco sales are predominately for export markets, VAT collections generated on downstream sales are often not sufficient to fully offset the subsidiaries' VAT payments. In those situations, unused VAT credits can accumulate. Some jurisdictions have procedures that allow companies to apply for refunds of unused VAT credits from the tax authorities, but the refund process often takes an extended period of time, and it is not uncommon for refund applications to be challenged or rejected in part on technical grounds. Other jurisdictions may permit companies to sell or transfer unused VAT credits to third parties in private transactions, although approval for such transactions must normally be obtained from the tax authorities, limits on the amounts that can be transferred may be imposed, and the proceeds realized may be heavily discounted from the face value of the credits. Due to these factors, local operating subsidiaries in some countries can accumulate significant balances of VAT credits over time. The Company reviews these balances on a regular basis and records valuation allowances on the credits to reflect amounts that are not expected to be recovered, as well as discounts anticipated on credits that are expected to be sold or transferred. At March 31, 2023 and 2022, the aggregate balances of recoverable tax credits held by the Company's subsidiaries totaled approximately $64 million and $67 million, respectively, and the related valuation allowances totaled approximately $22 million and $21 million, respectively. The net balances are reported in other current assets and other noncurrent assets in the consolidated balance sheets.

Property, Plant and Equipment

Depreciation of property, plant and equipment is based upon historical cost and the estimated useful lives of the assets. Depreciation is calculated primarily using the straight-line method. Buildings include processing and blending facilities, offices, and warehouses. Machinery and equipment consists of processing and packing machinery and transport, office, and computer equipment. Estimated useful lives range as follows: buildings - 15 to 40 years; processing and packing machinery - 3 to 11 years; transport equipment - 3 to 10 years; and office and computer equipment - 3 to 12 years. Where applicable and material in amount, the Company capitalizes related interest costs during periods that property, plant and equipment are being constructed or made ready for service. No interest was capitalized in fiscal years 2023, 2022, or 2021.

Leases

The Company determines if an arrangement meets the definition of a lease at inception. The Company, as a lessee, enters into operating leases for land, buildings, equipment, and vehicles. For all operating leases with terms greater than 12 months and with fixed payment arrangements, a lease liability and corresponding right-of-use asset are recognized in the balance sheet for the term of the lease by calculating the net present value of future lease payments. On the date of lease commencement, the present value of lease liabilities is determined by discounting the future lease payments by the Company's collateralized incremental borrowing rate, adjusted for the lease term and currency of the lease payments. If a lease contains a renewal option that the Company is reasonably certain to exercise, the Company accounts for the original lease term and expected renewal term in the calculation of the lease liability and right-of-use asset. Certain of the Company's leases include both lease and non-lease components (e.g., common-area or other maintenance costs) which are accounted for as a single lease component, as the Company has elected the practical expedient to group lease and non-lease components for real estate leases.

Additional disclosures related to the Company's leases are provided in Note 10.

Goodwill and Other Intangibles

Goodwill and other intangibles are disclosed in Note 7. Goodwill principally consists of the excess of the purchase price of acquired companies over the fair value of the net assets. Goodwill is carried at the lower of cost or fair value and is reviewed for potential impairment on an annual basis as of the end of the fiscal year. Accounting Standards Codification Topic 350 ("ASC 350") permits companies to base their initial assessments of potential goodwill impairment on qualitative factors, and the Company elected to use that approach at March 31, 2023 and 2022. Those factors did not indicate that it was more likely than not that the fair value of any of the reporting units was less than their respective carrying value, therefore no potential impairment of the Company's recorded goodwill was noted as of those dates.

Reporting units are distinct operating subsidiaries or groups of subsidiaries that typically compose the Company's business in a specific country or location. Goodwill is allocated to reporting units based on the country or location to which a specific acquisition relates, or by allocation based on expected future cash flows if the acquisition relates to more than one country or location. The majority of the Company's goodwill relates to its reporting unit in Brazil and reporting units in the Ingredients operating segment. See Notes 2 and 7 for additional information. Significant adverse changes in the operations or estimated future cash flows for a reporting unit with recorded goodwill could result in an impairment charge.

Other intangibles principally consists of finite lived intangible assets including customer-related intangibles, trade names, developed technology, and noncompetition agreements. Intangible assets acquired in a business combination are recorded at fair value using a discounted cash flow approach. A discounted cash flow approach to value intangible assets requires assumptions about the timing, amount, and probability of future net cash flows, as well as the discount rate and market participant considerations. Other intangibles are amortized on a straight-line basis over the intangible asset's economic life.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment, disclosed in Note 4 and Note 12, whenever events, changes in business conditions, or other circumstances provide an indication that such assets may be impaired. Potential impairment is initially assessed by comparing management's undiscounted estimates of future cash flows from the use or disposition of the assets to their carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge is recorded to reduce the carrying value of the asset to its fair value determined in accordance with the accounting guidance. In many cases, this involves the use of discounted cash flow models that are not based on observable market data from independent sources (Level 3 of the fair value hierarchy under the accounting guidance).

Income Taxes

The Company provides deferred income taxes on temporary differences between the book and tax basis of its assets and liabilities. Those differences arise principally from employee benefit accruals, depreciation, deferred compensation, undistributed earnings of unconsolidated affiliates, undistributed earnings of foreign subsidiaries, goodwill, intangibles, and valuation allowances on farmer advances and VAT credits. Income taxes provided on pretax amounts recorded in accumulated other comprehensive income (loss) are released when the related pretax amounts are reclassified to earnings. Additional disclosures related to the Company's income taxes are disclosed in Note 6.

Fair Values of Financial Instruments

The fair value of the Company's long-term debt, disclosed in Note 12, approximates the carrying amount since the variable interest rates in the underlying credit agreement reflect the market interest rates that were available to the Company at March 31, 2023. In periods when fixed-rate obligations are outstanding, fair values are estimated using market prices where they are available or discounted cash flow models based on current incremental borrowing rates for similar classes of borrowers and borrowing arrangements. The fair values of interest rate swap agreements designated as cash flow hedges and used to fix the variable benchmark rate on outstanding long-term debt are determined separately and recorded in other long-term liabilities. Except for interest rate swaps and forward foreign currency exchange contracts that are discussed below, the fair values of all other assets and liabilities that qualify as financial instruments approximate their carrying amounts.

Derivative Financial Instruments

The Company recognizes all derivatives on the balance sheet at fair value. Interest rate swaps and forward foreign currency exchange contracts are used from time to time to manage interest rate risk and foreign currency risk. The Company enters into such contracts only with counterparties of good standing. The credit exposure related to non-performance by the counterparties and the Company is considered in determining the fair values of the derivatives, and the effect has not been material to the financial statements or operations of the Company. Additional disclosures related to the Company's derivatives and hedging activities are provided in Note 11.

Translation and Remeasurement of Foreign Currencies

The financial statements of foreign subsidiaries having the local currency as the functional currency are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates applicable to each reporting period for results of operations. Adjustments resulting from translation of financial statements are reflected as a separate component of other comprehensive income or loss. The financial statements of foreign subsidiaries having the U.S. dollar as the functional currency, with certain transactions denominated in a local currency, are remeasured into U.S. dollars. The remeasurement of local currency amounts into U.S. dollars creates remeasurement gains and losses that are included in earnings as a component of selling, general, and administrative expenses. The Company recognized net remeasurement gains of $3.9 million and $8.5 million in fiscal years 2023 and 2021, respectively, and net remeasurement losses of $19.0 million in fiscal year 2022.

Foreign currency transactions and forward foreign currency exchange contracts that are not designated as hedges generate gains and losses when they are settled or when they are marked-to-market under the prescribed accounting guidance. These transaction gains and losses are also included in earnings as a component of selling, general, and administrative expenses. The Company recognized net foreign currency transaction losses of $8.8 million and $1.4 million in fiscal years 2023 and 2021, respectively, and net foreign currency transaction gains of $18.0 million in fiscal year 2022.

Customer Advances and Deposits

From time to time, the Company receives advances and deposits from customers for future delivery of finished goods. The advance payments are applied against customer receivables after performance obligations are completed and recognition of revenue is appropriate.

Revenue Recognition

Revenue is recognized when the Company completes its performance obligation for the transfer of products and services under its contractual arrangements with customers. For sales of tobacco, satisfaction of the performance obligation and recognition of the corresponding revenue is based on the transfer of the ownership and control of the product to the customer. A large percentage of the Company's sales are to major multinational manufacturers of consumer tobacco products. The Company works closely with those customers to understand and plan for their requirements for volumes, styles, and grades of leaf tobacco from its various growing regions, and extensive coordination is maintained on an ongoing basis to determine and satisfy their requirements for transfer of ownership and physical shipment of processed tobacco. The customers typically specify, in sales contracts and in shipping documents, the precise terms for transfer of title and risk of loss for the tobacco. Customer returns and rejections are not significant, and the Company's sales history indicates that customer-specific acceptance provisions are consistently met upon transfer of title and risk of loss.

While most of the Company's revenue is derived from tobacco that is purchased from farmers, processed and packed in its factories, and then sold to customers, some revenue is earned from processing tobacco owned by customers and from other value-added services. The arrangements for processing services usually exist in specific markets where the customers contract directly with farmers for leaf production, and they have accounted for less than 5% of total revenue on an annual basis through the fiscal year ended March 31, 2023. Processing and packing of leaf tobacco is a short-duration process. Under normal operating conditions, raw tobacco that is placed into the production line exits as processed and packed tobacco within one hour, and is then later transported to customer-designated storage facilities. The revenue for these services is recognized when the performance obligation is met upon the completion of processing, and the Company's operating history indicates that customer requirements for processed tobacco are consistently met upon completion of processing.

The Company has diversified its operations through acquisition of established companies that offer customers a wide range of both liquid and dehydrated fruit and vegetable ingredient products, as well as botanical extracts and flavors. These operations procure raw materials from domestic and international growers and suppliers and through a variety of processing steps (including sorting, cleaning, pressing, mixing, extracting, and blending), manufacture finished goods utilized in both human and pet food. The contracts for food ingredients with customers create a performance obligation to transfer the manufactured finished goods to the customer. Transaction prices for the sale of food ingredients are primarily based on negotiated fixed prices. At the point in time that the customer obtains control over the finished product, which is typically aligned with physical shipment under the contractual terms with the customer, the Company completes its performance obligation and recognizes the revenue for the sale.

Additional disclosures related to the Company's revenue from contracts with customers are provided in Note 3.

Stock-Based Compensation

Share-based payments, such as grants of restricted stock units, performance share units, restricted stock, stock appreciation rights, and stock options, are measured at fair value and reported as expense in the financial statements over the requisite service or performance periods. Additional disclosures related to stock-based compensation are included in Note 15.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements

Pronouncements Adopted in Fiscal Year 2021

The Company adopted FASB Accounting Standards Update No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13") effective April 1, 2020. ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company determined that the update applied to trade receivables, but that there was no material impact to the consolidated financial statements from the adoption of ASU 2016-13.

The Company adopted FASB Accounting Standards Update No. 2018-15, "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of FASB Emerging Issues Task Force)" ("ASU 2018-15") effective April 1, 2020. ASU 2018-15 aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. Under that model, implementation costs are capitalized or expensed depending on the nature of the costs and the project stage during which they are incurred. Capitalized implementation costs are amortized over the term of the associated hosted cloud computing arrangement service contract on a straight-line basis, unless another systematic and rational basis is more representative of the pattern in which the entity expects to benefit from its right to access the hosted software. Capitalized implementation costs would then be assessed for impairment in a manner similar to long-lived assets. There was no material impact to the consolidated financial statements from the adoption of ASU 2018-15.

Pronouncements Adopted in Fiscal Year 2022

The Company adopted FASB issued Accounting Standards Update No. 2019-12, "Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes" ("ASU 2019-12") effective April 1, 2021. ASU 2019-12 eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The updated guidance also simplifies aspects of accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. There was no material impact to the consolidated financial statements from the adoption of ASU 2019-12.

Pronouncements Adopted in Fiscal Year 2023

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, "Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04"). ASU 2020-04 provides optional expedients and exceptions related to contract modifications and hedge accounting to address the transitions from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. The guidance permits an entity to consider contract modification due to reference rate reform to be an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. ASU 2020-04 also temporarily allows hedge relationships to continue without de-designation upon changes due to reference rate reform. The Company adopted the new standard effective December 31, 2022. There was no material impact to the consolidated financial statements from the adoption of ASU 2020-04.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation.

NOTE 2. BUSINESS COMBINATIONS

Acquisition of Shank's Extracts, LLC

On October 4, 2021, the Company acquired 100% of the capital stock of Shank's Extract's, LLC ("Shank's"), a flavors and botanical extracts processing company, for approximately $100 million in cash and $2.4 million of additional working capital on-hand at the date of acquisition. The acquisition of Shank's diversifies the Company's product offerings and generates new opportunities for its plant-based ingredients platform.

A portion of the goodwill recorded as part of the acquisition was attributable to the assembled workforce of Shank's. The goodwill and intangibles recognized for the Shank's acquisition are deductible for U.S. income tax purposes. The transaction was treated as an asset acquisition for U.S. Federal tax purposes, resulting in a step-up of tax basis to fair value. The Company determined the Shank's operations are not material to the Company's consolidated results. Therefore, pro forma information is not presented.

For the fiscal year ended March 31, 2022, the Company incurred $2.3 million for acquisition-related transaction costs for the purchase of Shank's. The acquisition-related costs were expensed as incurred and recorded in selling, general, and administrative expense on the consolidated statements of income.

In November 2021, the Company acquired the land and buildings utilized by Shank's operations for $13.3 million. The purchase of the land and buildings resulted in the elimination of the $8.5 million operating lease right-of-use asset and lease liability recognized on the acquisition date for Shank's.

The following table summarizes the final purchase price allocations of the assets acquired and liabilities assumed for the Shank's acquisition.

	Shank's October 4, 2021
Assets	
Cash and cash equivalents	$ 754
Accounts receivable, net	6,643
Inventory	15,792
Other current assets	415
Property, plant and equipment	11,000
Operating lease right-of-use assets	8,531
Intangibles	
Customer relationships	24,000
Developed technology	4,500
Non-compete agreements	3,000
Goodwill	41,061
Total assets acquired	115,696
Liabilities	
Accounts payable and accrued expenses	6,159
Customer advances and deposits	351
Accrued compensation	655
Current portion operating lease liabilities	8,531
Total liabilities assumed	15,696
Total assets acquired and liabilities assumed	$ 100,000

Restricted Cash Release of Deferred Proceeds from Acquisition of Silva International, Inc.

During the three months ended December 31, 2022, the Company released $6.0 million, held in a third-party escrow account, to one of Silva's selling shareholders. The amounts were held in escrow since the date of acquisition, as the employee had a post-combination service requirement with forfeitable payment provisions. Therefore, under ASC Topic 805, "Business Combinations," the amounts held in escrow were treated as a contingent consideration arrangement and expensed as compensation expense in selling, general, and administrative expense on the consolidated statements of income. As of December 31, 2022, all amounts have been released to the selling shareholder, who remains employed by the Company, and expensed in the Company's consolidated statements of income.

NOTE 3. REVENUE FROM CONTRACTS WITH CUSTOMERS

The majority of the Company's consolidated revenue consists of sales of processed leaf tobacco to customers. The Company also earns revenue from processing leaf tobacco owned by customers and from various other services provided to customers. Additionally, the Company has fruit and vegetable processing operations, as well as flavor and extract services that provide customers with a range of food ingredient products. Payment terms with customers vary depending on customer creditworthiness, product types, services provided, and other factors. Contract durations and payment terms for all revenue categories generally do not exceed one year. Therefore, the Company has applied a practical expedient to not adjust the transaction price for the effects of financing components, as the Company expects that the period from the time the revenue for a transaction is recognized to the time the customer pays for the related good or service transferred will be one year or less. Below is a description of the major revenue-generating categories from contracts with customers.

Tobacco Sales

The majority of the Company's business involves purchasing leaf tobacco from farmers in the origins where it is grown, processing and packing the tobacco in its factories, and then transferring ownership and control of the tobacco to customers. On a much smaller basis, the Company also sources processed tobacco from third-party suppliers for resale to customers. The contracts for tobacco sales with customers create a performance obligation to transfer tobacco to the customer. Transaction prices for the sale of tobaccos are primarily based on negotiated fixed prices, but the Company does have a small number of cost-plus contracts with certain customers. Cost-plus arrangements provide the Company reimbursement of the cost to purchase and process the tobacco, plus a contractually agreed-upon profit margin. The Company utilizes the most likely amount methodology under the accounting guidance to recognize revenue for cost-plus arrangements with customers. Shipping and handling costs under tobacco sales contracts with customers are treated as fulfillment costs and included in the transaction price. Taxes assessed by government authorities on the sale of leaf tobacco products are excluded from the transaction price. At the point in time that the customer obtains control over the tobacco, which is typically aligned with physical shipment under the contractual terms with the customer, the Company completes its performance obligation and recognizes the revenue for the sale.

Ingredient Sales

In recent fiscal years, the Company has diversified operations through acquisition of established companies that offer customers a wide range of both liquid and dehydrated fruit and vegetable ingredient products, flavors, and botanical extracts. These operations procure raw materials from domestic and international growers and suppliers and through a variety of processing steps including sorting, cleaning, pressing, mixing, extracting, and blending to manufacture finished goods utilized in both human and pet food. The contracts for food ingredients with customers create a performance obligation to transfer the manufactured finished goods to the customer. Transaction prices for the sale of food ingredients are primarily based on negotiated fixed prices. At the point in time that the customer obtains control over the finished product, which is typically aligned with physical shipment under the contractual terms with the customer, the Company completes its performance obligation and recognizes the revenue for the sale.

Processing Revenue

Processing and packing of customer-owned tobacco and ingredients is a short-duration process. Processing charges are primarily based on negotiated fixed prices per unit of weight processed. Under normal operating conditions, customer-owned raw materials that are placed into the production line exits as processed and packed product and is then later transported to customer-designated transfer locations. The revenue for these services is recognized when the performance obligation is satisfied, which is generally when processing is completed. The Company's operating history and contract analyses indicate that customer requirements for processed tobacco and food ingredients products are consistently met upon completion of processing.

Other Sales and Revenue from Contracts with Customers

From time to time, the Company enters into various arrangements with customers to provide other value-added services that may include blending, chemical and physical testing of products, storage, sorting, and tobacco cutting services for select manufacturers. These other arrangements and operations are a much smaller portion of the Company's business, and are separate and distinct contractual agreements from the Company's tobacco and food ingredients sales or third-party processing arrangements with customers. The transaction prices and timing of revenue recognition of these items are determined by the specifics of each contract.

Disaggregation of Revenue from Contracts with Customers

The following table disaggregates the Company's revenue by significant revenue-generating category:

	Fiscal Year Ended March 31,		
	2023	2022	2021
Tobacco sales	$ 2,093,493	$ 1,703,330	$ 1,715,066
Ingredient sales	294,302	250,595	127,393
Processing revenue	78,357	77,048	73,021
Other sales and revenue from contracts with customers	83,666	60,177	49,983
Total revenue from contracts with customers	2,549,818	2,091,150	1,965,463
Other operating sales and revenues	20,006	12,451	17,894
Consolidated sales and other operating revenues	$ 2,569,824	$ 2,103,601	$ 1,983,357

Other operating sales and revenues consists principally of interest on advances to tobacco suppliers and dividend income from unconsolidated affiliates.

Major Customers

A material part of the Company's business is dependent upon a few customers. The Company's seven largest customers are Altria Group, Inc, British American Tobacco plc, China Tobacco International, Inc., Imperial Brands plc, Japan Tobacco, Inc., Philip Morris International, Inc., and Swedish Match AB. In the aggregate, these customers have accounted for more than 60% of consolidated revenue for each of the past three fiscal years. For the fiscal years ended March 31, 2023, 2022, and 2021, revenue from Philip Morris International, Inc. accounted for revenue of approximately $460 million, $320 million, and $460 million, respectively, Imperial Brands plc accounted for revenue of approximately $430 million, $380 million, and $340 million, respectively, and British American Tobacco plc accounted for revenue of approximately $290 million, $260 million, and $210 million, respectively. These customers do business with various affiliates in the Company's Tobacco Operations segment. The loss of, or substantial reduction in business from, any of these customers could have a material adverse effect on the Company.

NOTE 4. RESTRUCTURING AND IMPAIRMENT COSTS

During the fiscal years ended March 31, 2022 and 2021, Universal recorded restructuring and impairment costs related to business changes and various initiatives to adjust certain operations and reduce costs. There were no restructuring costs incurred for the fiscal year ended March 31, 2023.

Fiscal Year Ended March 31, 2022

Tobacco Operations

As a result of efforts to exit the idled tobacco operations in Tanzania, the Company reevaluated the carrying values of property, plant, and equipment associated with the Tanzania operations. During the fiscal year ended March 31, 2022, the Company determined the carrying value exceeded the estimated fair value of those assets and recognized a $9.4 million impairment charge. During the fiscal year ended March 31, 2023, the Company sold all outstanding common stock, which included all properties, of the idled companies in Tanzania.

During the fiscal year ended March 31, 2022, the Company also incurred $2.2 million of termination costs for the Tobacco Operations segment.

Ingredients Operations

During the fiscal year ended March 31, 2022, the Company recognized $1.2 million of net gains on the sale of the remaining property, plant, and equipment associated with the wind-down of the CIFI operations that was announced in fiscal year 2021.

Fiscal Year Ended March 31, 2021

Tobacco Operations

During the fiscal year ended March 31, 2021, the Company incurred $4.4 million of termination and impairment costs associated with the restructuring of tobacco buying and administrative operations in Africa, $1.2 million of combined termination costs in other regions, and a $0.9 million charge for the liquidation of an idled service entity in Tanzania. Total restructuring and impairments costs related to the Tobacco Operations segment were $6.5 million for the fiscal year ended March 31, 2021.

Ingredients Operations

In fiscal year 2021, the Company committed to a plan to wind-down its subsidiary, Carolina Innovative Food Ingredients, Inc. ("CIFI"), a sweet potato processing operation located in Nashville, North Carolina. The CIFI operation was a start-up project initially undertaken by the Company in fiscal year 2015. The decision to wind down CIFI was consistent with the Company's capital allocation strategy to focus on delivering shareholder value through building and enhancing a plant-based ingredients platform, which includes integrating and exploring the synergies of acquired businesses, FruitSmart and Silva. The Company determined that CIFI was not a strategic fit for the platform's long-term objectives. CIFI's single-product focused processing facility and ongoing international pricing pressures, among other factors, created challenges that proved insurmountable. As a result of the decision to wind down the CIFI operations, the Company paid termination benefits totaling approximately $0.6 million to employees whose permanent positions were eliminated. In addition to the termination costs, the Company recognized various other costs associated with the wind-down of the CIFI facility. These costs include impairments of property, plant, and equipment (including the factory building), as well as inventory and supply write-downs. The total restructuring and impairment charge incurred for the CIFI wind-down was $16.1 million for the fiscal year ended March 31, 2021.

A summary of the restructuring and impairment costs incurred during the fiscal years ended March 31, 2022 and 2021 is as follows:

	Fiscal Years Ended March 31,	
	2022	2021
Restructuring Costs:		
Employee termination benefits	$ 2,174	$ 5,237
Other restructuring costs	(24)	3,468
	2,150	8,705
Impairment Costs:		
Property, plant, and equipment and other noncurrent assets	8,307	13,872
Total restructuring and impairment costs	$ 10,457	$ 22,577

A reconciliation of the Company's liability for employee termination benefits and other restructuring costs for fiscal years 2021 through 2022 is as follows:

	Employee Termination Benefits	Other Costs	Total
Balance at April 1, 2020	$ 3,415	$ —	$ 3,415
Fiscal Year 2021 Activity:			
Costs charged to expense	5,237	3,468	8,705
Payments and write-offs	(7,282)	(2,855)	(10,137)
Balance at March 31, 2021	1,370	613	1,983
Fiscal Year 2022 Activity:			
Costs charged to expense	2,174	(24)	2,150
Payments and write-offs	(3,544)	(589)	(4,133)
Balance at March 31, 2022	$ —	$ —	$ —

Universal continually reviews its business for opportunities to realize efficiencies, reduce costs, and realign its operations in response to business changes. The Company may incur additional restructuring and impairment costs in future periods as business changes occur and additional cost savings initiatives are implemented.

NOTE 5. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Year Ended March 31,		
(in thousands, except share and per share data)	2023	2022	2021
Basic Earnings Per Share			
Numerator for basic earnings per share			
Net income attributable to Universal Corporation	$ 124,052	$ 86,577	$ 87,410
Denominator for basic earnings per share			
Weighted average shares outstanding	24,773,710	24,764,177	24,656,009
Basic earnings per share	$ 5.01	$ 3.50	$ 3.55
Diluted Earnings Per Share			
Numerator for diluted earnings per share			
Net income attributable to Universal Corporation	$ 124,052	$ 86,577	$ 87,410
Denominator for diluted earnings per share:			
Weighted average shares outstanding	24,773,710	24,764,177	24,656,009
Effect of dilutive securities			
Employee and outside director share-based awards	170,131	158,719	132,557
Denominator for diluted earnings per share	24,943,841	24,922,896	24,788,566
Diluted earnings per share	$ 4.97	$ 3.47	$ 3.53

NOTE 6. INCOME TAXES

The Company operates in the United States and many foreign countries and is subject to the tax laws of many jurisdictions. Changes in tax laws or the interpretation of tax laws can affect the Company's earnings, as can the resolution of pending and contested tax issues. The Company's consolidated effective income tax rate is affected by a number of factors, including the mix of domestic and foreign earnings and the effect of exchange rate changes on local taxable income and deferred taxes in foreign countries.

For fiscal years ended March 31, 2023, 2022, and 2021 the Company's U.S. federal statutory tax rate is 21.0%. The U.S. tax system is primarily territorial based after the enactment of the Tax Cuts and Jobs Act of 2017. The U.S. tax law imposes a tax on U.S. shareholders on certain low-taxed income earned by controlled foreign corporations, referred to as global intangible low-taxed income ("GILTI"). The Company has made an accounting policy election to account for any additional tax resulting from the GILTI provisions in the year in which it is incurred and has not recorded any deferred taxes on temporary book-tax differences related to this income.

The Company continues to assume repatriation of all undistributed earnings of its consolidated foreign subsidiaries and has therefore provided for expected foreign withholding taxes on the distribution of those earnings where applicable, net of any U.S. tax credit attributable to those withholding taxes. The Company has asserted permanent reinvestment of the book basis of certain foreign subsidiaries, and accordingly, no deferred income tax liability has been recorded for any potential taxable gain that may be realized on a future disposition or liquidation of any of those subsidiaries. It is not practicable for the Company to quantify any deferred income tax liability that would be attributable to those events.

UNIVERSAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Tax Expense

Income taxes for the fiscal years ended March 31, 2023, 2022, and 2021 consisted of the following:

		Fiscal Year Ended March 31,	
	2023	2022	2021
Current			
United States	$ 9,967	$ 15,042	$ 9,500
State and local	1,134	265	621
Foreign	8,289	25,828	21,626
	19,390	41,135	31,747
Deferred			
United States	(4,727)	(498)	(5,938)
State and local	613	1,568	(314)
Foreign	(3,543)	(3,542)	3,917
	(7,657)	(2,472)	(2,335)
Total	$ 11,733	$ 38,663	$ 29,412

Foreign taxes include any applicable U.S. tax expense on the earnings of foreign subsidiaries.

Consolidated Effective Income Tax Rate

A reconciliation of the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:

		Fiscal Year Ended March 31,	
	2023	2022	2021
U.S. federal statutory tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	1.0	1.0	0.2
Foreign earnings taxed at rates other than the U.S. federal statutory tax rate	(1.5)	3.7	(0.9)
Foreign dividend withholding taxes	2.6	2.3	5.3
Brazil tax ruling	(17.1)	—	—
Changes in uncertain tax positions	(0.1)	(0.3)	—
Other	2.4	(0.5)	(2.2)
Effective income tax rate	8.3 %	27.2 %	23.4 %

In fiscal year 2023, one of the Company's subsidiaries in Brazil received a favorable final judgement from the Brazilian Superior Court of Justice. The lawsuit asserted certain tax credits on exported goods should be excluded from taxable income. The Brazilian revenue authority asserted certain tax credits generated on purchased goods and services that were ultimately exported from Brazil should be included in the calculation of taxable income. The Brazilian Superior Court of Justice affirmed the tax credits are non-taxable in accordance with the historical and existing tax legislation in Brazil. The ruling resulted in recognition of $26.6 million of Brazilian tax credits due to the recalculation of federal income taxes in Brazil for years 2015 through 2022. The affirmative ruling also resulted in recognition of $5.0 million of interest income for the fiscal year ended March 31, 2023. The tax credits and associated interest income credits are expected to be used to reduce federal non-income tax liabilities through the end of calendar year 2027. The tax credits were recognized as both current and noncurrent assets on the consolidated balance sheet based on when the credits are expected to be realized. Additionally, any unused tax credits will earn tax-exempt interest income through the expiration date, which can be used to reduce both non-income tax and income tax liabilities. The Brazilian federal tax authority has formally acknowledged the tax credits and related interest credits to be used by one of the Company's Brazilian subsidiaries. The ruling resulted in a net income tax benefit of $24.2 million in fiscal year 2023. The net income tax benefit included a $2.4 million income tax provision for U.S. federal income taxes related to the fiscal year 2018 consolidated federal tax return that will need to be amended. The Company sold its idled Tanzania operations and recognized $1.1 million of income taxes in the fiscal year ended March 31, 2023.

In fiscal year 2022, the Company recognized a $1.7 million benefit related to a final tax law ruling at a foreign subsidiary. In fiscal year 2021, the Company recognized a $4.4 million net tax benefit for final U.S. tax regulations issued for hybrid dividends paid by foreign subsidiaries.

Components of Income Before Income Taxes

The U.S. and foreign components of income before income taxes were as follows:

	Fiscal Year Ended March 31,		
	2023	**2022**	**2021**
United States	$ 27,942	$ 74,553	$ 30,060
Foreign	114,027	67,714	95,666
Total	$ 141,969	$ 142,267	$ 125,726

Deferred Income Tax Liabilities and Assets

Significant components of deferred tax liabilities and assets were as follows:

	March 31,	
	2023	**2022**
Liabilities		
Foreign withholding taxes	$ 17,123	$ 19,353
Property, plant and equipment	10,617	10,567
Undistributed earnings	3,772	3,004
Operating lease right-of-use assets	5,791	6,621
Goodwill and other intangible assets	33,781	34,584
Local currency exchange gains of foreign subsidiaries	1,432	4,094
All other	3,239	3,414
Total deferred tax liabilities	$ 75,755	$ 81,637
Assets		
Employee benefit plans	$ 15,654	$ 16,138
Reserves and accruals	5,692	9,844
Deferred income	5,573	4,127
Operating lease right-of-use liabilities	5,500	6,538
Currency translation losses of foreign subsidiaries	2,173	2,173
Local currency exchange losses of foreign subsidiaries	1,084	595
Foreign tax credit carryforward	5,578	2,538
Capital loss carryforwards	4,197	—
All other	11,016	7,148
Total deferred tax assets	56,467	49,101
Valuation allowance	(10,234)	(3,182)
Net deferred tax assets	$ 46,233	$ 45,919

At March 31, 2023, the Company had no material net operating loss carryforwards in either its domestic or foreign operations.

Combined Income Tax Expense (Benefit)

The combined income tax expense (benefit) allocable to continuing operations and other comprehensive income was as follows:

| | Fiscal Year Ended March 31, | | |
	2023	2022	2021
Continuing operations	$ 11,733	$ 38,663	$ 29,412
Other comprehensive loss	3,551	6,555	9,563
Total	$ 15,284	$ 45,218	$ 38,975

Uncertain Tax Positions

A reconciliation of the beginning and ending balance of the gross liability for uncertain tax positions is as follows:

| | Fiscal Year Ended March 31, | | |
	2023	2022	2021
Liability for uncertain tax positions, beginning of year	$ 2,024	$ 2,437	$ 2,377
Additions:			
Related to tax positions for the current year	1,198	48	49
Related to tax positions for prior years	—	328	—
Reductions:			
Due to lapses of statutes of limitations	(75)	(56)	(135)
Due to tax settlements	(1,661)	(814)	—
Effect of currency rate changes	(71)	81	146
Liability for uncertain tax positions, end of year	$ 1,415	$ 2,024	$ 2,437

The liability for uncertain tax positions at March 31, 2023 includes approximately $1.4 million that could have an effect on the consolidated effective tax rate if the tax benefits are recognized. The liability for uncertain tax positions includes $0.1 million related to tax positions for which it is reasonably possible that the amounts could change significantly before March 31, 2024. This amount reflects a possible decrease in the liability for uncertain tax positions that could result from the completion and resolution of tax audits and the expiration of open tax years in various tax jurisdictions. The $1.7 million settlement in fiscal year 2023 represents the resolution of a tax matter with a foreign tax authority.

The $0.8 million settlement in fiscal year 2022 represents the resolution of a tax matter with a local country taxing authority. The Company accrued $0.5 million of the fiscal year 2022 settlement in prior fiscal years.

For fiscal year ended March 31, 2023, the Company recognized $1.8 million as a reduction to interest expense related to an uncertain tax position on the Tanzania operations that were sold in fiscal year 2023. For the fiscal year ended March 31, 2021, the Company recognized $1.8 million as a component of interest expense related to a settlement of an uncertain tax position at a foreign subsidiary. Amounts accrued or reversed for interest were not material for fiscal year 2022. Amounts accrued or reversed for penalties were not material for fiscal years 2023 through 2021, and liabilities recorded for penalties at March 31, 2023 and 2022 also were not material.

Universal and its subsidiaries file a U.S. federal consolidated income tax return, as well as returns in several U.S. states and a number of foreign jurisdictions. As of March 31, 2023, the Company's earliest open tax year for U.S. federal income tax purposes was its fiscal year ended March 31, 2018. Open tax years in U.S. federal, state and foreign jurisdictions range from 3 to 6 years.

NOTE 7.   GOODWILL AND OTHER INTANGIBLES

The Company's changes in goodwill at March 31, 2023 and 2022 consisted of the following:

(in thousands)	Fiscal Year Ended March 31,	
	2023	2022
Balance at beginning of year	$ 213,998	$ 173,051
Acquisition of business[1]	—	41,061
Foreign currency translation adjustment	(76)	(114)
Balance at end of year	$ 213,922	$ 213,998

[1] On October 4, 2021, the Company acquired 100% of the capital stock of Shank's for approximately $100 million in cash and $2.4 million of additional working capital on-hand at the date of acquisition. The Shank's acquisition resulted in $41.1 million of goodwill. See Note 2 for additional information.

The Company's intangible assets primarily consist of capitalized customer-related intangibles, trade names, proprietary developed technology and noncompetition agreements. The Company's intangible assets subject to amortization consisted of the following at March 31, 2023 and 2022:

(in thousands, except useful life)	Fiscal Year Ended March 31,						
		2023			2022		
	Useful Life (Years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer relationships[1]	11 - 13	$ 86,500	$ (17,693)	$ 68,807	$ 86,500	$ (9,963)	$ 76,537
Trade names[1]	5	11,100	(6,045)	5,055	11,100	(3,825)	7,275
Developed technology[1]	3 - 13	9,300	(5,319)	3,981	9,300	(3,773)	5,527
Noncompetition agreements[1]	4 - 5	4,000	(1,775)	2,225	4,000	(825)	3,175
Other	5	721	(688)	33	736	(679)	57
Total intangible assets		$ 111,621	$ (31,520)	$ 80,101	$ 111,636	$ (19,065)	$ 92,571

[1] The Shank's acquisition resulted in $31.5 million of intangibles. See Note 2 for additional information.

Intangible assets are amortized on a straight-line basis over the asset's estimated useful economic life as noted above.

The Company's amortization expense for intangible assets for the years ended March 31, 2023, 2022, and 2021:

(in thousands)	Fiscal Year Ended March 31,		
	2023	2022	2021
Amortization Expense	$ 12,455	$ 11,209	$ 6,460

Amortization expense for the developed technology intangible asset is recorded in cost of goods sold in the consolidated income statements of income. The amortization expense for the other intangible assets is recorded in selling, general, and administrative expenses in the consolidated income statements of income.

As of March 31, 2023, the expected future amortization expense for intangible assets is as follows:

Fiscal Year

(in thousands)

2024	$ 11,263
2025	11,829
2026	8,452
2027	8,077
2028 and thereafter	40,480
Total expected future amortization expense	$ 80,101

NOTE 8. CREDIT FACILITIES

Bank Credit Agreement

On December 15, 2022, the Company entered into a new senior unsecured bank credit agreement that replaced its existing bank credit agreement dated December 20, 2018. In addition to extending the maturity dates of the underlying components of the facility, the new agreement includes a $530 million five-year revolving credit facility (expiring December 15, 2027), a $275 million five-year term loan (due December 15, 2027), and a $345 million seven-year term loan (due December 15, 2029). Borrowings under the revolving credit facility bear interest at a variable rate benchmarked to the Secured Overnight Financing Rate ("SOFR"), instead of LIBOR, plus a margin that is based on the Company's credit measures. In addition to interest, the Company pays a facility fee on the revolving credit facility. $30 million was outstanding under the revolving credit facility at March 31, 2023. The credit agreement provides for an expansion of the facility under certain conditions to allow additional borrowings of up to $200 million. Additional information related to the term loans is provided in Note 9. The credit agreement includes financial covenants that require the Company to maintain a minimum level of tangible net worth and observe limits on debt levels. The Company was in compliance with those covenants at March 31, 2023.

Short-Term Credit Facilities

The Company maintains short-term uncommitted lines of credit in the United States and in a number of foreign countries. Foreign borrowings are generally in the form of overdraft facilities at rates competitive in the countries in which the Company operates. Generally, each foreign line is available only for borrowings related to operations of a specific country. As of March 31, 2023 and 2022, approximately $166 million and $83 million, respectively, were outstanding under these uncommitted lines of credit. The weighted-average interest rates on short-term borrowings outstanding as of March 31, 2023 and 2022 were approximately 6.2% and 2.7%, respectively. At March 31, 2023, the Company and its consolidated affiliates had unused uncommitted lines of credit totaling approximately $183 million.

NOTE 9. LONG-TERM DEBT

The Company's long-term debt at March 31, 2023 and 2022 consisted of the following:

| | March 31, | |
	2023	2022
Senior bank term loans	$ 620,000	$ 520,000
Less: current portion	—	—
Less: unamortized debt issuance costs	(3,191)	(1,453)
Long-term debt	$ 616,809	$ 518,547

As discussed in Note 8, on December 15, 2022, the Company entered into a new bank credit agreement that replaced its existing bank credit agreement dated December 20, 2018. In addition to extending the maturity dates of the underlying components of the facility, the new agreement includes a $275 million five-year term loan and a $345 million seven-year term loan. Both term loans were fully funded at closing, require no amortization, and are repayable without penalty prior to maturity. Under the credit agreement, both term loans bear interest at a variable rate benchmarked to the SOFR, instead of LIBOR, plus a margin that is based on the Company's credit measures.

As discussed in Note 11, the Company had receive-floating/pay-fixed interest rate swap agreements in place with respect to the prior term loans through December 20, 2023 for the five-year term loan and through December 20, 2025 for the seven-year term loan. These agreements were terminated concurrently with the repayment of the prior term loans and replaced with new interest rate swap agreements that will continue to convert a portion of the variable benchmark rate to a fixed rate on each term loan through their respective maturity dates. The proceeds for the fair value of the terminated interest rate swap agreements, approximately $11.8 million, were recognized in accumulated other comprehensive income and are being amortized into earnings as a reduction of interest expense through their original maturity dates. With the swap agreements in place, the effective interest rates on the swapped portions of the five-year and seven-year term loans were 5.50% and 5.65% at March 31, 2023, respectively. The weighted average effective interest rates, when taking into consideration both the swapped and unswapped interest payments for all outstanding long-term debt, were 6.11% and 6.31% at March 31, 2023 for the five-year and seven-year term loans, respectively. Changes in the effective interest rates could result from a change in interest rates on the unhedged interest payments or a change in the Company's credit measures that impact the applicable credit spreads specified in the underlying loan agreement.

Disclosures about the fair value of long-term debt are provided in Note 12.

UNIVERSAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Shelf Registration

In November 2020, the Company filed an undenominated automatic universal shelf registration statement with the U.S. Securities and Exchange Commission to provide for the future issuance of an undefined amount of additional debt or equity securities as determined by the Company and offered in one or more prospectus supplements prior to issuance.

NOTE 10. LEASES

The Company, as a lessee, enters into operating leases for land, buildings, equipment, and vehicles. For all operating leases with terms greater than 12 months and with fixed payment arrangements, a lease liability and corresponding right-of-use asset are recognized in the balance sheet for the term of the lease by calculating the net present value of future lease payments. On the date of lease commencement, the present value of lease liabilities is determined by discounting the future lease payments by the Company's collateralized incremental borrowing rate, adjusted for the lease term and currency of the lease payments. If a lease contains a renewal option that the Company is reasonably certain to exercise, the Company accounts for the original lease term and expected renewal term in the calculation of the lease liability and right-of-use asset.

The following table sets forth the right-of-use assets and lease liabilities for operating leases included in the Company's consolidated balance sheet:

(in thousands)		March 31, 2023		March 31, 2022
Assets				
Operating lease right-of-use assets	$	40,505	$	40,243
Liabilities				
Current portion of operating lease liabilities	$	11,404	$	10,303
Long-term operating lease liabilities		25,540		29,617
Total operating lease liabilities	$	36,944	$	39,920

The following table sets forth the location and amount of operating lease costs included in the Company's consolidated statement of income:

(in thousands)		Fiscal Year Ended March 31, 2023		Fiscal Year Ended March 31, 2022
Income Statement Location				
Cost of goods sold	$	11,036	$	10,874
Selling, general, and administrative expenses		10,890		9,676
Total operating lease costs[1]	$	21,926	$	20,550

[1]   Includes variable operating lease costs.

The following table reconciles the undiscounted cash flows to the operating lease liabilities in the Company's consolidated balance sheet:

(in thousands)		March 31, 2023
Maturity of Operating Lease Liabilities		
2024	$	13,023
2025		10,061
2026		6,324
2027		4,627
2028		2,908
2029 and thereafter		6,256
Total undiscounted cash flows for operating leases	$	43,199
Less: Imputed interest		(6,255)
Total operating lease liabilities	$	36,944

As of March 31, 2023, the Company had entered into no additional operating leases that have not yet commenced.

The following table sets forth supplemental information related to operating leases:

(in thousands, except lease term and incremental borrowing rate)	Fiscal Year Ended March 31, 2023		Fiscal Year Ended March 31, 2022	
Supplemental Cash Flow Information				
Cash paid for amounts included in the measurement of operating lease liabilities	$	13,818	$	12,018
Right-of-use assets obtained in exchange for new operating leases		13,536		22,506
Weighted Average Remaining Lease Term (years)		4.86		5.51
Weighted Average Collateralized Incremental Borrowing Rate		5.93 %		5.43 %

As part of the acquisition of Shank's, the Company recognized $8.5 million of operating lease right-of-use assets and corresponding operating lease liabilities on the opening balance sheet related to leases of Shank's facilities. The facilities were subsequently purchased in the three months ended December 31, 2021 and therefore excluded from the lease disclosures above.

NOTE 11.   DERIVATIVES AND HEDGING ACTIVITIES

Universal is exposed to various risks in its worldwide operations and uses derivative financial instruments to manage two specific types of risks – interest rate risk and foreign currency exchange rate risk. Interest rate risk has been managed by entering into interest rate swap agreements, and foreign currency exchange rate risk has been managed by entering into forward foreign currency exchange and option contracts. However, the Company's policy also permits other types of derivative instruments. In addition, foreign currency exchange rate risk is also managed through strategies that do not involve derivative instruments, such as using local borrowings and other approaches to minimize net monetary positions in non-functional currencies. The disclosures below provide additional information about the Company's hedging strategies, the derivative instruments used, and the effects of these activities on the consolidated statements of income and comprehensive income and the consolidated balance sheets. In the consolidated statements of cash flows, the cash flows associated with all of these activities are reported in net cash provided by operating activities.

Cash Flow Hedging Strategy for Interest Rate Risk

In December 2022, the Company entered into receive-floating/pay-fixed interest rate swap agreements that were designated and qualify as hedges of the exposure to changes in interest payment cash flows created by fluctuations in variable interest rates on two outstanding non-amortizing bank term loans that were funded as part of a new bank credit facility in December 2022 (see Note 9 for additional information). Although no significant ineffectiveness is expected with this hedging strategy, the effectiveness of the interest rate swaps is evaluated on a quarterly basis. At March 31, 2023, the total notional amount of the interest rate swaps was $310 million, which corresponded to a portion of the aggregate balance of the term loans.

Previously, the Company had receive-floating/pay-fixed interest rate swap agreements that were designated and qualified as cash flow hedges for two non-amortizing bank loans that were repaid concurrent with closing on the new bank credit facility in December 2022. Those swap agreements, which had an aggregate notional amount of $370 million corresponding to a portion of the principal balance on the repaid loans, were terminated concurrent with the inception of the new swap agreements. The fair value of the previous swap agreements, approximately $11.8 million, was received from the counterparties upon termination and is being amortized from accumulated other comprehensive loss into earnings as a reduction of interest expense through the original maturity dates of those agreements.

In February 2019, the Company had receive-floating/pay-fixed interest rate swap agreements that were designated and qualified as cash flow hedges for the two non-amortizing bank loans that were repaid in December 2018 and carried over to hedge the variable interest payments for the two non-amortizing bank loans that were repaid in December 2022. Those swap agreements were terminated in February 2019. The fair value of the two swap agreements terminated in February 2019, approximately $5.4 million, was received in February 2019 from the counterparties upon termination and was amortized from accumulated other comprehensive loss into earnings as a reduction of interest expense through the original maturity dates of those agreements. As of March 31, 2023, the entire deferred gain has been amortized.

Cash Flow Hedging Strategy for Foreign Currency Exchange Rate Risk Related to Forecast Purchases of Tobacco, Tobacco Processing Costs, and Crop Input Sales

The majority of the tobacco production in most countries outside the United States where Universal operates is sold in export markets at prices denominated in U.S. dollars. However, sales of crop inputs (such as seeds and fertilizers) to farmers, purchases of tobacco from farmers and most processing costs (such as labor and energy) in those countries are usually denominated in the local currency. Changes in exchange rates between the U.S. dollar and the local currencies where tobacco is grown and processed affect the ultimate U.S. dollar sales of crop inputs and cost of processed tobacco. From time to time, the Company enters into forward and option contracts to buy U.S. dollars and sell the local currency at future dates that coincide with the sale of crop inputs to farmers. In the case of forecast purchases of tobacco and the related processing costs, the Company enters into forward and option contracts to sell U.S. dollars and buy the local currency at future dates that coincide with the expected timing of a portion of the tobacco purchases and processing costs. These strategies offset the variability of future U.S. dollar cash flows for sales of crop inputs, tobacco purchases, and processing costs for the foreign currency notional amount hedged. These hedging strategies have been used mainly for tobacco purchases, processing costs, and sales of crop inputs in Brazil, although the Company has also entered into hedges for a portion of the tobacco purchases in Africa.

The aggregate U.S. dollar notional amount of forward and option contracts entered for these purposes during fiscal years 2023, 2022, and 2021 was as follows:

(in millions)	Fiscal Year Ended March 31,					
	2023		2022		2021	
Tobacco purchases	$	47.1	$	134.7	$	101.3
Processing costs		9.7		32.5		27.8
Crop input sales		35.2		65.3		23.5
Total	$	92.0	$	232.5	$	152.6

Fluctuations in exchange rates and in the amount and timing of fixed-price orders from customers for their purchases from individual crop years routinely cause variations in the U.S. dollar notional amount of forward contracts entered into from one year to the next. Contracts related to tobacco purchases and crop input sales were designated and qualified as hedges of the future cash flows associated with the forecast purchases of tobacco. As a result, changes in fair values of the forward contracts have been recognized in comprehensive income as they occurred, but only recognized in earnings as a component of cost of goods sold upon sale of the related tobacco to third-party customers. In fiscal years 2023 and 2022, only non-deliverable forward contracts were utilized for the sale of crop inputs. Premium payments for option contracts entered into for the sale of crop inputs in fiscal year 2021 were expensed into earnings as incurred.

The table below presents the expected timing of when the remaining accumulated other comprehensive gains and losses as of March 31, 2023 for cash flows hedges of tobacco purchases and crop input sales will be recognized in earnings.

Hedging Program	Crop Year	Geographic Location(s)	Fiscal Year Earnings
Tobacco purchases	2023	Brazil	2024
Tobacco purchases	2022	Brazil	2024
Crop input sales	2024	Brazil	2025
Crop input sales	2023	Brazil	2024

Forward contracts related to processing costs have not been designated as hedges, and gains and losses on those contracts have been recognized in earnings on a mark-to-market basis.

Hedging Strategy for Foreign Currency Exchange Rate Risk Related to Net Local Currency Monetary Assets and Liabilities of Foreign Subsidiaries

Most of the Company's foreign subsidiaries transact the majority of their sales in U.S. dollars and finance the majority of their operating requirements with U.S. dollar borrowings, and therefore use the U.S. dollar as their functional currency. These subsidiaries normally have certain monetary assets and liabilities on their balance sheets that are denominated in the local currency. Those assets and liabilities can include cash and cash equivalents, accounts receivable and accounts payable, advances to farmers and suppliers, deferred income tax assets and liabilities, recoverable VAT, operating lease liabilities, and other items. Net monetary assets and liabilities denominated in the local currency are remeasured into U.S. dollars each reporting period, generating gains and losses that the Company records in earnings as a component of selling, general, and administrative expenses. The level of net monetary assets or liabilities denominated in the local currency normally fluctuates throughout the year based on the operating cycle, but it is most common for monetary assets to exceed monetary liabilities, sometimes by a significant amount. When this situation exists and the local currency weakens against the U.S. dollar, remeasurement losses are generated. Conversely, remeasurement gains are generated on a net monetary asset position when the local currency strengthens against the U.S. dollar. To manage a portion of its exposure to currency remeasurement gains and losses, the Company enters into forward contracts to buy or sell the local currency at future dates coinciding with expected changes in the overall net local currency monetary asset position of the subsidiary. Gains and losses on the forward contracts are recorded in earnings as a component of selling, general, and administrative expenses for each reporting period as they occur, and thus directly offset the related remeasurement losses or gains in the consolidated statements of income for the notional amount hedged. The Company does not designate these contracts as hedges for accounting purposes. The contracts are generally arranged to hedge the subsidiary's projected exposure to currency remeasurement risk for specified periods of time, and new contracts are entered as necessary throughout the year to replace previous contracts as they mature. The Company is currently using forward currency contracts to manage its exposure to currency remeasurement risk in Brazil. The total notional amounts of contracts outstanding at March 31, 2023 and 2022, were approximately $42.8 million and $59.5 million, respectively. To further mitigate currency remeasurement exposure, the Company's foreign subsidiaries may utilize short-term local currency financing during certain periods. This strategy, while not involving the use of derivative instruments, is intended to minimize the subsidiary's net monetary position by financing a portion of the local currency monetary assets with local currency monetary liabilities, thus hedging a portion of the overall position.

Several of the Company's foreign subsidiaries transact the majority of their sales and finance the majority of their operating requirements in their local currency, and therefore use their respective local currencies as the functional currency for reporting purposes. From time to time, these subsidiaries sell tobacco to customers in transactions that are not denominated in the functional currency. In those situations, the subsidiaries routinely enter into forward exchange contracts to offset currency risk for the period of time that a fixed-price order and the related trade account receivable are outstanding with the customer. The contracts are not designated as hedges for accounting purposes.

Effect of Derivative Financial Instruments on the Consolidated Statements of Income

The table below outlines the effects of the Company's use of derivative financial instruments on the consolidated statements of income for the fiscal years ended March 31, 2023, 2022, and 2021.

	Fiscal Year Ended March 31,		
	2023	2022	2021
Cash Flow Hedges - Interest Rate Swap Agreements			
Derivative			
Effective Portion of Hedge			
Gain (loss) recorded in accumulated other comprehensive loss	$ 9,804	$ 15,651	$ 3,033
Gain (loss) reclassified from accumulated other comprehensive loss into earnings	$ (66)	$ (8,907)	$ (8,411)
Gain on terminated interest rate swaps amortized from accumulated other comprehensive loss into earnings	$ 1,570	$ 1,061	$ 1,416
Location of gain (loss) reclassified from accumulated other comprehensive loss into earnings	Interest expense		
Ineffective Portion of Hedge			
Gain (loss) recognized in earnings	$ —	$ —	$ —
Location of gain (loss) recognized in earnings	Selling, general and administrative expenses		
Hedged Item			
Description of hedged item	Floating rate interest payments on term loans		
Cash Flow Hedges - Forward Foreign Currency Exchange Contracts			
Derivative			
Effective Portion of Hedge			
Gain (loss) recorded in accumulated other comprehensive loss	$ 5,274	$ 13,879	$ (272)
Gain (loss) reclassified from accumulated other comprehensive loss into earnings	$ 4,469	$ 5,426	$ (13,926)
Location of gain (loss) reclassified from accumulated other comprehensive loss into earnings	Cost of goods sold		
Ineffective Portion and Early De-designation of Hedges			
Gain (loss) recognized in earnings	$ (520)	$ 2,040	$ —
Location of gain (loss) recognized in earnings	Selling, general and administrative expenses		
Hedged Item			
Description of hedged item	Forecast purchases of tobacco and sales of crop inputs in Brazil and Africa		
Derivatives Not Designated as Hedges - Forward Foreign Currency Exchange Contracts			
Gain (loss) recognized in earnings	$ (4,811)	$ 16,732	$ (872)
Location of gain (loss) recognized in earnings	Selling, general and administrative expenses		

For the outstanding interest rate swap agreements, the effective portion of the gain or loss on the derivative is recorded in accumulated other comprehensive loss and any ineffective portion is recorded in selling, general and administrative expenses.

For the forward foreign currency exchange contracts designated as cash flow hedges of tobacco purchases in Brazil and Africa, as well as the crop input sales in Brazil, a net hedge gain of approximately $6.9 million remained in accumulated other comprehensive loss at March 31, 2023. That balance reflects gains and losses on contracts related to the 2023 and 2022 Brazil crops and the 2024 and 2023 Brazil crop input sales, less the amounts reclassified to earnings related to tobacco sold through March 31, 2023. Based on the hedging strategy, as the gain or loss is recognized in earnings, it is expected to be offset by a change in the direct cost for the tobacco or by a change in sales prices if the strategy has been mandated by the customer. Generally, margins on the sale of the tobacco will not be significantly affected.

Effect of Derivative Financial Instruments on the Consolidated Balance Sheets

The table below outlines the effects of the Company's derivative financial instruments on the consolidated balance sheets at March 31, 2023 and 2022:

	Derivatives in a Fair Value Asset Position			Derivatives in a Fair Value Liability Position		
	Balance Sheet Location	Fair Value as of March 31,		Balance Sheet Location	Fair Value as of March 31,	
		2023	2022		2023	2022
Derivatives Designated as Hedging Instruments						
Interest rate swap agreements	Other non-current assets	$ —	$ —	Other long-term liabilities	$ 3,077	$ 1,161
Forward foreign currency exchange contracts	Other current assets	7,102	10,957	Accounts payable and accrued expenses	890	3,200
Total		$ 7,102	$ 10,957		$ 3,967	$ 4,361
Derivatives Not Designated as Hedging Instruments						
Forward foreign currency exchange contracts	Other current assets	$ 1,320	$ 13,111	Accounts payable and accrued expenses	$ 435	$ 64
Total		$ 1,320	$ 13,111		$ 435	$ 64

Substantially all of the Company's forward foreign currency exchange contracts are subject to master netting arrangements, whereby the right to offset occurs in the event of default by a participating party. The Company has elected to present these contracts on a gross basis in the consolidated balance sheets.

NOTE 12.   FAIR VALUE MEASUREMENTS

Universal measures certain financial and nonfinancial assets and liabilities at fair value based on applicable accounting guidance. The financial assets and liabilities measured at fair value include money market funds, trading securities associated with deferred compensation plans, interest rate swap agreements, forward foreign currency exchange contracts, and guarantees of bank loans to tobacco growers. The application of the fair value guidance to nonfinancial assets and liabilities primarily includes the determination of fair values for goodwill and long-lived assets when indicators of potential impairment are present.

Under the accounting guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework for measuring fair value is based on a fair value hierarchy that distinguishes between observable inputs and unobservable inputs. Observable inputs are based on market data obtained from independent sources. Unobservable inputs require the Company to make its own assumptions about the value placed on an asset or liability by market participants because little or no market data exists. There are three levels within the fair value hierarchy.

Level	Description
1	quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date;
2	quoted prices in active markets for similar assets or liabilities, or quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability; and
3	unobservable inputs for the asset or liability.

As permitted under the accounting guidance, the Company uses net asset value per share ("NAV") as a practical expedient to measure the fair value of its money market funds. The fair values for those funds are presented under the heading "NAV" in the tables that follow in this disclosure. In measuring the fair value of liabilities, the Company considers the risk of non-performance in determining fair value. Universal has not elected to report at fair value any financial instruments or any other assets or liabilities that are not required to be reported at fair value under current accounting guidance.

Recurring Fair Value Measurements

At March 31, 2023 and 2022, the Company had certain financial assets and financial liabilities that were required to be measured and reported at fair value on a recurring basis. These assets and liabilities are listed in the tables below and are classified based on how their values were determined under the fair value hierarchy or the NAV practical expedient:

	March 31, 2023				
		Fair Value Hierarchy			
	NAV	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets					
Money market funds	$ 400	$ —	$ —	$ —	$ 400
Trading securities associated with deferred compensation plans	—	11,698	—	—	11,698
Forward foreign currency exchange contracts	—	—	8,422	—	8,422
Total financial assets measured and reported at fair value	$ 400	$ 11,698	$ 8,422	$ —	$ 20,520
Liabilities					
Interest rate swap agreements	$ —	$ —	$ 3,077	$ —	$ 3,077
Forward foreign currency exchange contracts	—	—	1,325	—	1,325
Total financial liabilities measured and reported at fair value	$ —	$ —	$ 4,402	$ —	$ 4,402

	March 31, 2022				
		Fair Value Hierarchy			
	NAV	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets					
Money market funds	$ 334	$ —	$ —	$ —	$ 334
Trading securities associated with deferred compensation plans	—	13,655	—	—	13,655
Forward foreign currency exchange contracts	—	—	24,068	—	24,068
Total financial assets measured and reported at fair value	$ 334	$ 13,655	$ 24,068	$ —	$ 38,057
Liabilities					
Interest rate swap agreements	—	—	1,161	—	1,161
Forward foreign currency exchange contracts	—	—	3,264	—	3,264
Total financial liabilities measured and reported at fair value	$ —	$ —	$ 4,425	$ —	$ 4,425

Money market funds

The fair value of money market funds, which are reported in cash and cash equivalents in the consolidated balance sheets, is based on NAV, which is the amount at which the funds are redeemable and is used as a practical expedient for fair value. These funds are not classified in the fair value hierarchy, but are disclosed as part of the fair value table above.

UNIVERSAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading securities associated with deferred compensation plans

Trading securities represent mutual fund investments that are matched to employee deferred compensation obligations. These investments are bought and sold as employees defer compensation, receive distributions, or make changes in the funds underlying their accounts. Quoted market prices (Level 1) are used to determine the fair values of the mutual funds.

Interest rate swap agreements

The fair values of interest rate swap agreements are determined based on dealer quotes using a discounted cash flow model matched to the contractual terms of each instrument. Since inputs to the model are observable and significant judgment is not required in determining the fair values, interest rate swaps are classified within Level 2 of the fair value hierarchy.

Forward foreign currency exchange contracts

The fair values of forward foreign currency exchange contracts are also determined based on dealer quotes using a discounted cash flow model matched to the contractual terms of each instrument. Since inputs to the model are observable and significant judgment is not required in determining the fair values, forward foreign currency exchange contracts are classified within Level 2 of the fair value hierarchy.

Acquisition-related contingent consideration obligations

The Company estimates the fair value of acquisition-related contingent consideration obligations by applying an income approach model that utilizes probability-weighted discounted cash flows. The Company acquired FruitSmart, Inc.("FruitSmart") in fiscal year 2020 and recognized a contingent consideration liability of $6.7 million on the date of acquisition. Each period the Company evaluated the fair value of the acquisition-related contingent consideration obligations. During the year ended March 31, 2021, the evaluation resulted in the reduction of $4.2 million of contingent consideration of the original $6.7 million liability recorded. During the year ended March 31, 2022, an evaluation of the contingent liability resulted in a reduction of the remaining $2.5 million contingent liability recorded. Significant judgment is applied to this model and therefore the acquisition-related contingent consideration obligation is classified within Level 3 of the fair value hierarchy.

A reconciliation of the change in the balance of the acquisition-related contingent consideration obligation (Level 3) for the fiscal years ended March 31, 2023 and 2022 is provided below.

	Fiscal Year Ended March 31,	
	2023	**2022**
Balance beginning of year	$ —	$ 2,532
Change in fair value of contingent consideration liability	—	(2,532)
Balance at end of year	$ —	$ —

Long-term Debt

The following table summarizes the fair and carrying value of the Company's long-term debt, including the current portion at each of the balance sheet dates March 31, 2023 and 2022:

	Fiscal Year Ended March 31,	
(in millions of dollars)	**2023**	**2022**
Fair market value of long term obligations	$ 621	$ 517
Carrying value of long term obligations	$ 620	$ 520

The Company estimates the fair value of its long-term debt using Level 2 inputs which are based upon quoted market prices for the same or similar obligations or on calculations that are based on the current interest rates available to the Company for debt of similar terms and maturities. See Note 9 for more information regarding long-term debt.

Nonrecurring Fair Value Measurements

Assets and liabilities that are measured at fair value on a nonrecurring basis primarily relate to long-lived assets, right-of-use operating lease assets and liabilities, goodwill and intangibles, and other current and noncurrent assets. These assets and liabilities fair values are evaluated for impairment when potential indicators of impairment exist. Accordingly, the nonrecurring measurement of the fair value of these assets and liabilities are classified within Level 3 of the fair value hierarchy.

Acquisition Accounting for Business Combinations

The Company accounts for acquisitions qualifying under ASC 805, "Business Combinations," which requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The fair values of consideration transferred and net assets acquired are determined using a combination of Level 2 and Level 3 inputs as specified in the fair value hierarchy in ASC 820, "Fair Value Measurements and Disclosures." The Company believes that the fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. The significant assumptions used in determining the fair value include the discount rate and forecasted results (e.g., revenue growth rates and operating profit margins).

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events, changes in business conditions, or other circumstances provide an indication that such assets may be impaired.

NOTE 13.   PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Defined Benefit Plans

Description of Plans

The Company sponsors several defined benefit pension plans covering salaried and certain hourly employees in the U.S., as well as certain foreign and other employee groups. These plans provide retirement benefits based primarily on employee compensation and years of service. Plan assets consist primarily of equity and fixed income investments. The Company also sponsors defined benefit plans that provide postretirement health and life insurance benefits for eligible U.S. employees and retirees who have attained specific age and service levels, although postretirement life insurance benefits were discontinued several years ago for all employees who were not already retired. The health benefits are funded by the Company as the costs of those benefits are incurred. The plan design includes cost-sharing features such as deductibles and coinsurance. The life insurance benefits are funded with deposits to a reserve account held by an insurance company. The Company has the right to amend or discontinue its pension and other postretirement benefit plans at any time.

In the following disclosures, the term "accumulated benefit obligation" ("ABO") represents the actuarial present value of estimated future benefit payments earned by participants in the Company's defined benefit pension plans as of the balance sheet date without regard to the estimated effect of future compensation increases on those benefits. The term does not apply to other postretirement benefits. "Projected benefit obligation" refers to the projected benefit obligation ("PBO") for pension benefits and the accumulated postretirement benefit obligation ("APBO") for other postretirement benefits. These amounts represent the actuarial present value of estimated future benefit payments earned by participants in the benefit plans as of the balance sheet date. For pension benefits, the PBO includes the estimated effect of future compensation increases on those benefits.

Actuarial Assumptions

Assumptions used for financial reporting purposes to compute net periodic benefit cost and benefit obligations for the Company's primary defined benefit plans were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2023	**2022**	**2021**	**2023**	**2022**	**2021**
Discount rates:						
Benefit cost for plan year	3.70 %	3.30 %	3.60 %	3.60 %	2.90 %	3.40 %
Benefit obligation at end of plan year	5.00 %	3.70 %	3.30 %	4.90 %	3.60 %	2.90 %
Expected long-term return on plan assets:						
Benefit cost for plan year	5.50 %	5.50 %	6.00 %	3.00 %	3.00 %	3.00 %
Salary scale:						
Benefit cost for plan year	4.00 %	4.00 %	4.00 %	4.00 %	4.00 %	4.00 %
Benefit obligation at end of plan year	4.00 %	4.00 %	4.00 %	4.00 %	4.00 %	4.00 %
Healthcare cost trend rate	N/A	N/A	N/A	6.97 %	6.17 %	6.17 %

Changes in the discount rates in the above table reflect prevailing market interest rates at the end of each fiscal year when the benefit obligations are actuarially measured. The expected long-term return on plan assets is developed from financial models used to project future returns on the underlying assets of the funded plans and is reviewed on an annual basis. The healthcare cost trend rate used by the Company is based on a study of medical cost inflation rates that is reviewed and updated annually for continued applicability. The trend assumption of 6.97% in 2023 declines gradually to 4.44% in 2032. The Company has caps in place on postretirement medical benefits that limit its cost for a large segment of the retiree population. As a result, changes to the healthcare cost trend rate have a limited impact on the postretirement medical plan liability and expense.

Benefit Obligations, Plan Assets, and Funded Status

The following table reflects the changes in benefit obligations and plan assets in fiscal years 2023 and 2022, as well as the funded status of the plans at March 31, 2023 and 2022:

	Pension Benefits		Other Postretirement Benefits	
	March 31,		March 31,	
	2023	2022	2023	2022
Actuarial present value of benefit obligation:				
Accumulated benefit obligation	$ 235,540	$ 269,758		
Projected benefit obligation	241,399	277,050	$ 20,716	$ 24,957
Change in projected benefit obligation:				
Projected benefit obligation, beginning of year	$ 277,050	$ 297,090	$ 24,957	$ 28,926
Service cost	6,172	6,674	115	170
Interest cost	9,670	8,754	944	950
Effect of discount rate change	(31,621)	(18,010)	(1,906)	(1,549)
Foreign currency exchange rate changes	(543)	(1,160)	(145)	566
Other	(2,120)	1,736	(659)	(1,245)
Benefit payments	(17,209)	(18,034)	(2,590)	(2,861)
Projected benefit obligation, end of year	$ 241,399	$ 277,050	$ 20,716	$ 24,957
Change in plan assets:				
Plan assets at fair value, beginning of year	$ 256,013	$ 270,349	$ 2,706	$ 3,033
Actual return on plan assets	(20,613)	864	73	86
Employer contributions	4,038	6,147	2,068	2,448
Foreign currency exchange rate changes	(276)	(3,313)	—	—
Benefit payments	(17,209)	(18,034)	(2,590)	(2,861)
Plan assets at fair value, end of year	$ 221,953	$ 256,013	$ 2,257	$ 2,706
Funded status:				
Funded status of the plans, end of year	$ (19,446)	$ (21,037)	$ (18,459)	$ (22,251)

The Company funds its non-regulated U.S. pension plan, one of its foreign pension plans, and its postretirement medical plans on a pay-as-you-go basis as the benefit payments are incurred. The unfunded PBO for those pension plans and postretirement benefit plans was $29.4 million and $17.0 million, respectively, at March 31, 2023.

The funded status of the Company's plans at the end of fiscal years 2023 and 2022 was reported in the consolidated balance sheets as follows:

	Pension Benefits		Other Postretirement Benefits	
	March 31,		March 31,	
	2023	2022	2023	2022
Noncurrent assets (included in Pension asset)	$ 9,984	$ 12,667	$ —	$ —
Current liability (included in Accrued expenses)	(3,352)	(1,135)	(1,768)	(1,930)
Noncurrent liability (reported as Pensions and other postretirement benefits)	(26,078)	(32,569)	(16,691)	(20,321)
Amounts recognized in the consolidated balance sheets	$ (19,446)	$ (21,037)	$ (18,459)	$ (22,251)

Additional information on the funded status of the Company's plans as of the respective measurement dates for the fiscal years ended March 31, 2023 and 2022, is as follows:

	Pension Benefits		Other Postretirement Benefits	
	March 31,		March 31,	
	2023	2022	2023	2022
For plans with a projected benefit obligation in excess of plan assets:				
Aggregate projected benefit obligation (PBO)	$ 29,430	$ 39,988	$ 20,716	$ 24,957
Aggregate fair value of plan assets	—	6,284	2,257	2,706
For plans with an accumulated benefit obligation in excess of plan assets:				
Aggregate accumulated benefit obligation (ABO)	28,487	38,722	N/A	N/A
Aggregate fair value of plan assets	—	6,284	N/A	N/A

Net Periodic Benefit Cost

The components of the Company's net periodic benefit cost were as follows:

	Pension Benefits			Other Postretirement Benefits		
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,		
	2023	2022	2021	2023	2022	2021
Components of net periodic benefit cost:						
Service cost	$ 6,172	$ 6,674	$ 6,618	$ 115	$ 170	$ 172
Interest cost	9,670	8,754	9,571	944	950	1,141
Expected return on plan assets	(13,630)	(13,562)	(14,448)	(76)	(86)	(96)
Net amortization and deferral	2,038	1,679	4,863	(737)	(422)	(591)
Net periodic benefit cost	$ 4,250	$ 3,545	$ 6,604	$ 246	$ 612	$ 626

A one-percentage-point increase or decrease in the assumed healthcare cost trend rate would not result in a significant change to the March 31, 2023 APBO or the aggregate service and interest cost components of the net periodic postretirement benefit expense for fiscal year 2024.

Amounts Included in Accumulated Other Comprehensive Loss

Amounts included in accumulated other comprehensive loss at the beginning of the year are amortized as a component of net periodic benefit cost during the year. The amounts recognized in other comprehensive income or loss for fiscal years 2023 and 2022 and the amounts included in accumulated other comprehensive loss at the end of those fiscal years are shown below. All amounts shown are before allocated income taxes.

	Pension Benefits		Other Postretirement Benefits	
	March 31,		March 31,	
	2023	2022	2023	2022
Change in net actuarial loss (gain):				
Net actuarial loss (gain), beginning of year	$ 67,280	$ 72,605	$ (6,681)	$ (4,395)
Losses (gains) arising during the year	(98)	(1,727)	(2,223)	(2,533)
Amortization included in net periodic benefit cost during the year	(3,068)	(3,598)	572	247
Net actuarial loss (gain), end of year	64,114	67,280	(8,332)	(6,681)
Change in prior service cost (benefit):				
Prior service cost (benefit), beginning of year	(1,487)	(3,406)	(201)	(376)
Amortization included in net periodic benefit cost during the year	1,030	1,919	165	175
Prior service cost (benefit), end of year	(457)	(1,487)	(36)	(201)
Total amounts in accumulated other comprehensive loss at end of year, before income taxes	$ 63,657	$ 65,793	$ (8,368)	$ (6,882)

Amounts in the above table reflect the Company and its consolidated subsidiaries. The accumulated other comprehensive loss reported in the consolidated balance sheets also includes pension and other postretirement benefit amounts related to ownership interests in unconsolidated affiliates.

The Company expects to recognize approximately $0.4 million of the March 31, 2023 net actuarial loss and $0.2 million of the March 31, 2023 prior service benefit in net periodic benefit cost during fiscal year 2024.

Allocation of Pension Plan Assets

The Company has established, and periodically adjusts, target asset allocations for its investments in its U.S. ERISA-regulated defined benefit pension plan, which represents 97% of consolidated plan assets and 85% of consolidated PBO at March 31, 2023, to balance the needs of liquidity, total return, and risk control. The assets are required to be diversified across asset classes and investment styles to achieve that balance. During the year, the asset allocation is reviewed for adherence to the target policy and rebalanced to the targeted weights. The Company reviews the expected long-term returns of the asset allocation each year to help determine whether changes are needed. The return is evaluated on a weighted-average basis in relation to inflation. The assumed long-term rate of return used to calculate annual benefit expense is based on the asset allocation and expected market returns for the respective asset classes.

The weighted–average target pension asset allocation and target ranges at the March 31, 2023 measurement date and the actual asset allocations at the March 31, 2023 and 2022 measurement dates by major asset category were as follows:

			Actual Allocation	
			March 31,	
Major Asset Category	**Target Allocation**	**Range**	**2023**	**2022**
Equity securities	29.0 %	19 % - 39%	27.5 %	31.1 %
Fixed income securities [1]	66.0 %	56 % - 76%	66.0 %	63.8 %
Alternative investments	5.0 %	0 % - 10%	6.5 %	5.1 %
Total	100.0 %		100.0 %	100.0 %

[1] Actual amounts include high yield securities and cash balances held for the payment of benefits.

Universal makes regular contributions to its pension and other postretirement benefit plans. As previously noted, for postretirement health benefits, contributions reflect funding of those benefits as they are incurred. The Company expects to make no contributions to its ERISA regulated defined benefit pension plan and $4.5 million to its non-ERISA regulated pension plans in fiscal year 2024.

Estimated future benefit payments to be made from the Company's plans are as follows:

Fiscal Year	Pension Benefits		Other Postretirement Benefits
2024	$	17,871	$ 2,165
2025		19,163	2,039
2026		22,629	1,912
2027		16,444	1,828
2028		19,039	1,739
2029 - 2033		84,582	7,715

Fair Values of Pension Plan Assets

Assets held by the Company's defined benefit pension plans primarily consist of equity securities, fixed income securities, and alternative investments. Equity securities are primarily invested in actively-traded mutual funds with underlying common stock investments in U.S. and foreign companies ranging in size from small to large corporations. Fixed income securities are also held primarily through actively-traded mutual funds with the underlying investments in both U.S. and foreign securities. The methodologies for determining the fair values of the plan assets are outlined below. Where the values are based on quoted prices for the securities in an active market, they are classified as Level 1 of the fair value hierarchy. Where secondary pricing sources are used, they are classified as Level 2 of the hierarchy. Pricing models that use significant unobservable inputs are classified as Level 3.

- Equity securities: Investments in equity securities through actively-traded mutual funds are valued based on the NAVs of the units held in the respective funds, which are determined by obtaining quoted prices on nationally recognized securities exchanges. These securities are classified as Level 1.

- Fixed income securities: Fixed income investments that are held through mutual funds are valued based on the NAVs of the units held in the respective funds, which are determined by obtaining quoted prices on nationally recognized securities exchanges. These securities are classified as Level 1. Other fixed income investments are valued at an estimated price that a dealer would pay for a similar security on the valuation date using observable market inputs and are classified as Level 2. These market inputs may include yield curves for similarly rated securities. Small amounts of cash are held in common collective trusts. Fixed income securities also include insurance assets, which are valued based on an actuarial calculation. Those securities are classified as Level 3.

- Alternative investments: Real estate assets are valued using valuation models that incorporate income and market approaches, including external appraisals, to derive fair values. The hedge fund allocation is a fund of hedge funds and is valued by the manager based on the NAV of each fund. These models use significant unobservable inputs and are classified as Level 3 within the fair value hierarchy.

Fair values of the assets of the Company's pension plans as of March 31, 2023 and 2022, classified based on how their values were determined under the fair value hierarchy are as follows:

	March 31, 2023							
	Level 1		Level 2		Level 3		Total	
Equity securities	$	58,745	$	—	$	—	$	58,745
Fixed income securities [1]		142,335		—		6,917		149,252
Alternative investments		—		—		13,956		13,956
Total investments	$	201,080	$	—	$	20,873	$	221,953

| | March 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Equity securities	$ 77,175	$ —	$ —	$ 77,175
Fixed income securities [1]	159,956	—	6,284	166,240
Alternative investments	—	—	12,598	12,598
Total investments	$ 237,131	$ —	$ 18,882	$ 256,013

[1] Includes high yield securities and cash and cash equivalent balances.

Other Benefit Plans

Universal and several subsidiaries offer employer defined contribution savings plans. Amounts charged to expense for these plans were approximately $3.4 million for fiscal year 2023, $3.0 million for fiscal year 2022, and $2.9 million for fiscal year 2021.

NOTE 14.   COMMON AND PREFERRED STOCK

Common Stock

At March 31, 2023, the Company's shareholders had authorized 100,000,000 shares of its common stock, and 24,555,361 shares were issued and outstanding. Holders of the common stock are entitled to one vote for each share held on all matters requiring a vote. Holders of the common stock are also entitled to receive dividends when, as, and if declared by the Company's Board of Directors. The Board of Directors customarily declares and pays regular quarterly dividends on the outstanding common shares; however, such dividends are at the Board's full discretion, and there is no obligation to continue them.

Preferred Stock

The Company is also authorized to issue up to 5,000,000 shares of preferred stock. No preferred stock was outstanding at March 31, 2023.

Share Repurchase Programs

Universal's Board of Directors has authorized programs to repurchase outstanding shares of the Company's capital stock (common and preferred stock). Under these programs, the Company has made and may continue to make share repurchases from time to time in the open market or in privately negotiated transactions at prices not exceeding prevailing market rates. Programs have been in place continuously throughout fiscal years 2021 through 2023. The current program, which replaced an expiring program, was authorized and became effective on November 3, 2022. It authorizes the purchase of up to $100 million of the Company's outstanding common stock and expires on the earlier of November 15, 2024, or when the funds authorized for the program have been exhausted. At March 31, 2023, $100 million of the authorization remained available for share repurchases under the current program.

Repurchases of common stock under the programs for fiscal years 2023, 2022, and 2021 were as follows:

| | Fiscal Year Ended March 31, | | |
	2023	2022	2021
Number of shares repurchased	66,124	58,264	—
Cost of shares repurchased (in thousands of dollars)	$ 3,448	$ 3,053	$ —
Weighted-average cost per share	$ 52.12	$ 52.41	$ —

NOTE 15.   EXECUTIVE STOCK PLANS AND STOCK-BASED COMPENSATION

Executive Stock Plans

The Company's shareholders have approved executive stock plans under which officers, directors, and employees of the Company may receive grants and awards of common stock, restricted stock, restricted stock units ("RSUs"), performance share units ("PSUs"), stock appreciation rights ("SARs"), incentive stock options, and non-qualified stock options. Currently, grants are outstanding under the 1997 Executive Stock Plan, the 2002 Executive Stock Plan, the 2007 Stock Incentive Plan, and the 2017 Stock Incentive Plan. Together, these plans are referred to in this disclosure as the "Plans." Up to 1,000,000 shares may be issued under the 2017 Stock Incentive Plan, with no specific share limit for any of the award types. New awards may no longer be issued under the 1997, 2002, and 2007 Plans.

The Company's practice is to award grants of stock-based compensation to officers at the first regularly-scheduled meeting of the Compensation Committee of the Board of Directors (the "Compensation Committee") in the fiscal year following the public release of the Company's financial results for the prior year. In recent years, the Compensation Committee has awarded only grants of RSUs and PSUs. Outside directors automatically receive restricted stock units following each annual meeting of shareholders.

RSUs awarded prior to fiscal year 2022 vest 5 years after the grant date and those awarded after fiscal year 2022 vest 3 years after the grant date. After vesting RSUs are paid out in shares of common stock. Under the terms of the RSU awards, grantees receive dividend equivalents in the form of additional RSUs that vest and are paid out on the same date as the original RSU grant. The PSUs vest 3 years from the grant date, are paid out in shares of common stock at the vesting date, and do not carry rights to dividends or dividend equivalents prior to vesting. Shares ultimately paid out under PSU grants are dependent on the achievement of predetermined performance measures established by the Compensation Committee and can range from zero to 150% of the stated award. RSUs awarded to outside directors prior to fiscal year 2020 vest 3 years after the grant date and those granted after fiscal year 2020 vest 1 year after the grant date. Additionally, restricted stock vests upon the individual's retirement from service as a director.

RSUs, Restricted Stock, and PSUs

The following table summarizes the Company's RSU, restricted stock, and PSU activity for fiscal years 2021 through 2023:

	RSUs		Restricted Stock		PSUs	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Fiscal Year Ended March 31, 2021:						
Unvested at beginning of year	335,936	$ 57.89	21,250	$ 41.58	140,200	$ 55.73
Granted	103,829	46.27	—	—	65,135	34.33
Vested	(97,297)	54.11	(9,650)	41.24	(40,410)	60.37
Forfeited	—	—	—	—	(3,778)	57.83
Unvested at end of year	342,468	55.44	11,600	41.86	161,147	46.20
Fiscal Year Ended March 31, 2022:						
Granted	93,564	56.18	—	—	48,650	47.95
Vested	(86,488)	54.33	—	—	(50,242)	57.12
Forfeited	—	—	—	—	(1,555)	57.12
Unvested at end of year	349,544	55.86	11,600	41.86	158,000	43.16
Fiscal Year Ended March 31, 2023:						
Granted	100,105	60.89	—	—	48,315	54.46
Vested	(67,239)	62.39	—	—	(37,040)	50.16
Forfeited	—	—	—	—	(9,260)	50.16
Unvested at end of year	382,410	$ 56.03	11,600	$ 41.86	160,015	$ 44.55

Shares granted and vested in the above table include dividend equivalents on RSUs and any shares awarded above the base grant under the performance provisions of PSUs. Shares forfeited or canceled include any reductions from the base PSU grant under those same performance provisions. The fair values of RSUs, restricted stock, and PSUs are based on the market price of the common stock on the grant date.

Stock-Based Compensation Expense

Fair value expense for stock-based compensation is recognized ratably over the period from grant date to the earlier of (1) the vesting date of the award, or (2) the date the grantee is eligible to retire without forfeiting the award. For employees who are already eligible to retire at the date an award is granted, the total fair value of the award is recognized as expense at the date of grant. For the fiscal years ended March 31, 2023, 2022, and 2021, total stock-based compensation expense and the related income tax benefit recognized were as follows:

	Fiscal Year Ended March 31,		
	2023	**2022**	**2021**
Total stock-based compensation expense	$ 8,419	$ 6,186	$ 6,106
Income tax benefit recorded on stock-based compensation expense	$ 1,899	$ 1,389	$ 1,282

At March 31, 2023, the Company had $4.9 million of unrecognized compensation expense related to stock-based awards, which will be recognized over a weighted-average period of approximately 0.9 years.

NOTE 16.   COMMITMENTS, CONTINGENCIES, AND OTHER MATTERS

Commitments

The Company enters into contracts to purchase tobacco from farmers in a number of the countries where it operates. Contracts in most countries cover one annual growing season. Primarily with the farmer contracts in Brazil, Malawi, Mozambique, the Philippines, Guatemala, and Mexico, the Company provides seasonal financing to support the farmers' production of their crops. At March 31, 2023, the Company had contracts to purchase approximately $759 million of tobacco to be delivered during the coming fiscal year and $169 million of tobacco to be delivered in subsequent years. These amounts are estimates since actual quantities purchased will depend on crop yields, and prices will depend on the quality of the tobacco delivered and other market factors. Tobacco purchase obligations have been partially funded by short-term advances to farmers and other suppliers, which totaled approximately $171 million, net of allowances, at March 31, 2023. The Company withholds payments due to farmers on delivery of the tobacco to satisfy repayment of the financing it provided to the farmers. In addition to its contractual obligations to purchase tobacco, the Company had commitments related to agricultural materials, approved capital expenditures, and various other requirements that approximated $117 million at March 31, 2023.

Other Contingent Liabilities

Other Contingent Liabilities (Letters of credit)

The Company had other contingent liabilities totaling approximately $1 million at March 31, 2023, primarily under outstanding letters of credit.

Value-Added Tax Assessments in Brazil

As discussed in Note 1, the Company's local operating subsidiaries pay significant amounts of VAT in connection with their normal operations. In Brazil, VAT is assessed at the state level when green tobacco is transferred between states. The Company's operating subsidiary there pays VAT when tobaccos grown in the states of Santa Catarina and Parana are transferred to its factory in the state of Rio Grande do Sul for processing. The subsidiary has received assessments for additional VAT plus interest and penalties from the tax authorities for the states of Santa Catarina and Parana based on audits of the subsidiary's VAT filings for specified periods. In June 2011, tax authorities for the state of Santa Catarina issued assessments for tax, interest, and penalties for periods from 2006 through 2009 totaling approximately $8 million. In September 2014, tax authorities for the state of Parana issued an assessment for tax, interest, and penalties for periods from 2009 through 2014 totaling approximately $11 million. These amounts are based on the exchange rate for the Brazilian currency at March 31, 2023. Management of the operating subsidiary and outside counsel believe that errors were made by the tax authorities for both states in determining all or significant portions of these assessments and that various defenses support the subsidiary's positions.

With respect to the Santa Catarina assessments, the subsidiary took appropriate steps to contest the full amount of the claims. As of March 31, 2023, a portion of the subsidiary's arguments had been accepted, and the outstanding assessment had been reduced, although interest on the remaining assessment has continued to accumulate. The reduced assessment, together with the related accumulated interest through the end of the current reporting period, totaled approximately $10 million at the March 31, 2023 exchange rate. The subsidiary is continuing to contest the full remaining amount of the assessment. While the range of reasonably possible loss is zero up to the full $10 million remaining assessment, based on the strength of the subsidiary's defenses, no loss within that range is considered probable at this time and no liability has been recorded at March 31, 2023.

With respect to the Parana assessment, management of the subsidiary and outside counsel challenged the full amount of the claim. A significant portion of the Parana assessment was based on positions taken by the tax authorities that management and outside counsel believe deviate significantly from the underlying statutes and relevant case law. In addition, under the law, the subsidiary's tax filings for certain periods covered in the assessment were no longer open to any challenge by the tax authorities. In December 2015, the Parana tax authorities withdrew the initial claim and subsequently issued a new assessment covering the same tax periods. The new assessment totaled approximately $3 million at the March 31, 2023 exchange rate, reflecting a substantial reduction from the original $11 million assessment. Notwithstanding the reduction, management and outside counsel continue to believe that the new assessment is not supported by the underlying statutes and relevant case law and have challenged the full amount of the claim. The range of reasonably possible loss is considered to be zero up to the full $3 million assessment. However, based on the strength of the subsidiary's defenses, no loss within that range is considered probable at this time and no liability has been recorded at March 31, 2023.

In both states, the process for reaching a final resolution to the assessments is expected to be lengthy, and management is not currently able to predict when either case will be concluded. Should the subsidiary ultimately be required to pay any tax, interest, or penalties in either case, the portion paid for tax would generate VAT credits that the subsidiary may be able to recover.

Other Legal and Tax Matters

Various subsidiaries of the Company are involved in other litigation and tax examinations incidental to their business activities. While the outcome of these matters cannot be predicted with certainty, management is vigorously defending the matters and does not currently expect that any of them will have a material adverse effect on the Company's business or financial position. However, should one or more of these matters be resolved in a manner adverse to management's current expectation, the effect on the Company's results of operations for a particular fiscal reporting period could be material.

NOTE 17. OPERATING SEGMENTS

Management regularly evaluates the Company's global business activities, including product and service offerings to its customers, as well as senior management's operational and financial responsibilities. Assessments include an analysis of how its chief operating decision maker measures business performance and allocates resources. As a result of this analysis, senior management has determined the Company conducts operations across two reportable operating segments, Tobacco Operations and Ingredients Operations.

The Tobacco Operations segment activities involve contracting, procuring, processing, packing, storing, and shipping leaf tobacco for sale to, or for the account of, manufacturers of consumer tobacco products throughout the world. Through various operating subsidiaries located in tobacco-growing countries around the world and significant ownership interests in unconsolidated affiliates, the Company processes and/or sells flue-cured and burley tobaccos, dark air-cured tobaccos, and oriental tobaccos. Flue-cured, burley, and oriental tobaccos are used principally in the manufacture of cigarettes, and dark air-cured tobaccos are used mainly in the manufacture of cigars, pipe tobacco, and smokeless tobacco products. Some of these tobacco types are also increasingly used in the manufacture of next generation tobacco products that are intended to provide consumers with an alternative to traditional combustible products. The Tobacco Operations segment also provides physical and chemical product testing and smoke testing for tobacco customers. A substantial portion of the Company's Tobacco Operations' revenues are derived from sales to a limited number of large, multinational cigarette and cigar manufacturers.

The Ingredients Operations segment provides its customers with a broad variety of plant-based ingredients for both human and pet consumption. The Ingredients Operations segment utilizes a variety of value-added manufacturing processes converting raw materials into a wide spectrum of fruit and vegetable juices, concentrates, dehydrated products, botanical extracts, and flavorings. Customers for the Ingredients Operations segment include large multinational food and beverage companies, smaller independent manufacturers, and retail organizations. FruitSmart, Silva, and Shank's are the primary operations for the Ingredients Operations segment. FruitSmart manufactures fruit and vegetable juices, purees, concentrates, essences, fibers, seeds, seed oils, and seed powders. Silva is primarily a dehydrated product manufacturer of fruit and vegetable based flakes, dices, granules, powders, and blends. Shank's manufactures botanical extracts and flavorings and also offers bottling and custom packaging for customers. In fiscal year 2021, the Company announced the wind-down of CIFI, a greenfield operation that primarily manufactured both dehydrated and liquid sweet potato products. See Note 4 for additional information about the wind-down of CIFI.

Universal incurs overhead expenses related to senior management, sales, finance, legal, and other functions that are centralized at its corporate headquarters, as well as functions performed at several sales and administrative offices around the world. These overhead expenses are currently allocated to the reportable operating segments, generally on the basis of projected annual financial and operational performance, including volumes planned to be purchased and/or processed. Management believes this method of allocation is currently representative of the value of the related services provided to the operating segments. The Company currently evaluates the performance of its segments based on operating income after allocated overhead expenses, plus equity in the pretax earnings of unconsolidated affiliates.

Reportable segment data as of, or for, the fiscal years ended March 31, 2023, 2022, and 2021, is as follows:

	Sales and Other Operating Revenues			Operating Income		
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,		
	2023	2022	2021	2023	2022	2021
Tobacco Operations	$ 2,258,260	$ 1,835,790	$ 1,841,837	$ 172,889	$ 157,754	$ 168,832
Ingredients Operations	311,564	267,811	141,520	10,566	16,581	367
Subtotal	2,569,824	2,103,601	1,983,357	183,455	174,335	169,199
Deduct: Equity in pretax earnings of unconsolidated affiliates [1]				(2,383)	(6,095)	(2,985)
Restructuring and impairment costs [2]				—	(10,457)	(22,577)
Add: Other income [3]				—	2,532	4,173
Consolidated total	$ 2,569,824	$ 2,103,601	$ 1,983,357	$ 181,072	$ 160,315	$ 147,810

	Segment Assets			Accounts Receivable, net		
	March 31,			March 31,		
	2023	2022	2021	2023	2022	2021
Tobacco Operations	$ 2,164,600	$ 2,109,845	$ 2,002,059	$ 350,014	$ 336,638	$ 336,876
Ingredients Operations	474,582	476,500	339,865	52,059	48,799	30,606
Consolidated total	$ 2,639,182	$ 2,586,345	$ 2,341,924	$ 402,073	$ 385,437	$ 367,482

	Goodwill, net			Intangibles, net		
	March 31,			Fiscal Year Ended March 31,		
	2023	2022	2021	2023	2022	2021
Tobacco Operations	$ 97,854	$ 97,930	$ 98,044	$ 34	$ 57	$ 82
Ingredients Operations	116,068	116,068	75,007	80,067	92,514	72,222
Consolidated total	$ 213,922	$ 213,998	$ 173,051	$ 80,101	$ 92,571	$ 72,304

	Capital Expenditures			Depreciation and Amortization		
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,		
	2023	2022	2021	2023	2022	2021
Tobacco Operations	$ 38,084	$ 34,237	$ 46,037	$ 38,650	$ 36,272	$ 33,895
Ingredients Operations	16,590	18,966	20,117	18,650	16,249	10,838
Consolidated total	$ 54,674	$ 53,203	$ 66,154	$ 57,300	$ 52,521	$ 44,733

[1] Equity in pretax earnings of unconsolidated affiliates is included in reportable segment operating income, but is reported below consolidated operating income and excluded from that total in the consolidated statements of income.

[2] Restructuring and impairment costs are excluded from reportable segment operating income, but are included in consolidated operating income in the consolidated statements of income (see Note 4).

[3] Other income represents the reversal of the contingent consideration liability associated with the acquisition of FruitSmart. See Note 12 for additional information.

Geographic data as of, or for, the fiscal years ended March 31, 2023, 2022, and 2021, is presented below. Sales and other operating revenues are attributed to individual countries based on the final destination of the shipment. Long-lived assets generally consist of net property, plant, and equipment, goodwill, and other intangibles.

Geographic Data	Sales and Other Operating Revenues		
	Fiscal Year Ended March 31,		
	2023	2022	2021
United States	$ 530,467	$ 495,322	$ 369,074
Belgium	395,616	283,072	366,476
China	204,139	97,826	52,837
Philippines	149,867	147,876	94,493
Poland	119,629	90,270	97,001
Germany	108,844	93,057	94,519
France	64,563	39,307	26,480
Mexico	51,847	29,514	51,448
Netherlands	51,843	45,297	40,754
All other countries	893,009	782,060	790,275
Consolidated total	$ 2,569,824	$ 2,103,601	$ 1,983,357

	Long-Lived Assets		
	March 31,		
	2023	2022	2021
United States	$ 343,470	$ 344,276	$ 266,258
Brazil	134,232	136,653	134,909
Mozambique	38,979	40,228	44,206
All other countries	128,504	130,530	149,492
Consolidated total	$ 645,185	$ 651,687	$ 594,865

NOTE 18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in the balances for each component of accumulated other comprehensive income (loss) attributable to the Company for the fiscal years ended March 31, 2023, 2022, and 2021:

	Fiscal Year Ended March 31,		
(in thousands of dollars)	2023	2022	2021
Foreign currency translation:			
Balance at beginning of year	$ (40,965)	$ (35,135)	$ (42,923)
Other comprehensive income (loss) attributable to Universal Corporation:			
Net gain (loss) on foreign currency translation	(3,166)	(6,367)	8,272
Less: Net loss on foreign currency translation attributable to noncontrolling interests	(102)	537	(484)
Other comprehensive income (loss) attributable to Universal Corporation, net of income taxes	(3,268)	(5,830)	7,788
Balance at end of year	$ (44,233)	$ (40,965)	$ (35,135)
Foreign currency hedge:			
Balance at beginning of year	$ 3,579	$ (414)	$ (12,226)
Other comprehensive income (loss) attributable to Universal Corporation:			
Net gain (loss) on derivative instruments (net of tax (expense) benefit of $(1,160), $(2,199) and $(130))	2,562	6,679	1,791
Reclassification of net (gain) loss to earnings (net of tax expense (benefit) of $389, $1,115, and $(2,726))[1]	(1,242)	(2,686)	10,021
Other comprehensive income (loss) attributable to Universal Corporation, net of income taxes	1,320	3,993	11,812
Balance at end of year	$ 4,899	$ 3,579	$ (414)
Interest rate hedge:			
Balance at beginning of year	$ (860)	$ (19,480)	$ (27,402)
Other comprehensive income (loss) attributable to Universal Corporation:			
Net gain (loss) on derivative instruments (net of tax (expense) benefit of $(2,583), $(3,249), and $(637))	7,220	12,402	2,396
Reclassification of net (gain) loss to earnings (net of tax expense (benefit) of $396, $(1,628), and $(1,469))[2]	(1,107)	6,218	5,526
Other comprehensive income (loss) attributable to Universal Corporation, net of income taxes	6,113	18,620	7,922
Balance at end of year	$ 5,253	$ (860)	$ (19,480)
Pension and other postretirement benefit plans:			
Balance at beginning of year	$ (46,065)	$ (52,008)	$ (69,046)
Other comprehensive income (loss) attributable to Universal Corporation:			
Net gain (loss) arising during the year (net of tax (expense) benefit of $(370), $(297), and $(3,706))[3]	1,947	2,799	13,627
Amortization included in earnings (net of tax benefit of $223, $298, and $895)[4]	1,142	3,144	3,411
Other comprehensive income (loss) attributable to Universal Corporation, net of income taxes	3,089	5,943	17,038
Balance at end of year	$ (42,976)	$ (46,065)	$ (52,008)
Total accumulated other comprehensive income (loss) at end of year	$ (77,057)	$ (84,311)	$(107,037)

[1] Gains (losses) on foreign currency cash flow hedges related to forecast purchases of tobacco and crop input sales are reclassified from accumulated other comprehensive income (loss) to cost of goods sold when the tobacco is sold to customers. See Note 11 for additional information.

[2] Gain (loss) on interest rate cash flow hedges is reclassified from accumulated other comprehensive income (loss) to interest expense when the related interest payments are made on the debt for open interest rate swap agreements or as amortized to interest expense over the period to original maturity for terminated swap agreements. See Note 11 for additional information.

[3] These items arise from the remeasurement of the assets and liabilities of the Company's defined benefit pension and other postretirement benefit plans. Those remeasurements are made on an annual basis at the end of the fiscal year. See Note 13 for additional information.

[4] This accumulated other comprehensive income (loss) component is included in the computation of net periodic benefit cost. See Note 13 for additional information.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Universal Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Universal Corporation (the Company) as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)2 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 25, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Advances to Tobacco Suppliers

Description of the Matter

The Company's short-term and long-term advances to tobacco suppliers totaled approximately $199 million as of March 31, 2023, and the allowances totaled $24 million. As discussed in Note 1 of the financial statements, the Company provides agronomy services and seasonal advances of seed, fertilizer, and other supplies to tobacco farmers for crop production. These advances are repaid through the delivery of tobacco to the Company. Management determined the allowance based on assumptions including the assessment of historical loss information and crop projections.

Auditing Management's estimate for the allowance on advances to tobacco suppliers was complex and involved subjective auditor judgment as the estimate relies on a number of factors that are affected by market and economic conditions outside the Company's control. There is uncertainty associated with the assumptions used which could have a significant effect on the allowance estimate.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's internal controls over the allowance on the advances to tobacco suppliers. For example, we tested controls over the supplier advance approval and Management's review and approval of the models used to calculate the allowance. We also tested controls used by Management to evaluate the data used in making the estimates for completeness and accuracy.

To test the allowance for advances to tobacco suppliers, our audit procedures included, among others, evaluating the significant assumptions used in the allowance calculation. For example, we compared historical loss information to Management's estimate of projected crop yield and analyzed the sensitivity of significant assumptions to evaluate the changes in the allowance that would result from changes in the assumptions. We analyzed subsequent events to identify potential sources of contrary information to Management's assumptions.

Allowance for Recoverable Value-Added Tax ("VAT") Credits

Description of the Matter

The Company's gross balance of recoverable value-added tax ("VAT") credits totaled approximately $64 million as of March 31, 2023, and the related allowance totaled approximately $22 million. As discussed in Note 1 of the financial statements, in many foreign countries, the Company pays and receives a significant amount of VAT on purchases and sales of tobacco and tobacco related material. Items subject to a VAT vary from jurisdiction to jurisdiction as do the rates at which the tax is assessed. Some jurisdictions allow companies to apply for refunds of unused VAT credits from the tax authorities, but the refund process may take an extended period of time and it is not uncommon for refund applications to be challenged or rejected. Some jurisdictions also permit companies to sell or transfer unused VAT credits to third parties in private transactions although the proceeds realized may be heavily discounted from the face value of the credits. Management applied judgment in calculating the valuation allowance to estimate the credits that are not expected to be recovered.

Auditing Management's estimate of the VAT allowance was complex and involved a high degree of subjectivity as the estimate relies on a number of factors including interpretations of applicable tax laws and regulations as well as economic and political conditions outside the Company's control. There is uncertainty associated with the assumptions used which could have a significant effect on the estimate.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's internal controls over the allowance on the VAT. For example, we tested controls over Management's review and approval of the models used in the allowance and the completeness and accuracy of the data inputs and outputs used in the calculation.

To test the VAT allowance estimate, our audit procedures included, among others, evaluating the significant assumptions used to estimate the VAT allowance and assessing the historical accuracy of Management's estimates. For example, we evaluated whether the historical loss of credits used in Management's calculation was representative of the current collectability of the credits. We analyzed the sensitivity of significant assumptions to evaluate the changes in the allowance that that would result from changes in the assumptions and we considered subsequent events to identify potential sources of contrary information to Management's assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1971.

Richmond, Virginia
May 25, 2023

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, on Internal Control Over Financial Reporting

To the Shareholders and the Board of Directors of Universal Corporation

Opinion on Internal Control over Financial Reporting

We have audited Universal Corporation's internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Universal Corporation, (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)2 and our report dated May 25, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Richmond, Virginia

May 25, 2023

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

For the three years ended March 31, 2023, there were no changes in independent auditors, nor were there any disagreements between the Company and its independent auditors on any matter of accounting principles, practices, or financial disclosures.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer evaluated, with the participation of the Company's management, the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)), as of the end of the period covered by this Annual Report. Based on this evaluation, the Company's management, including its Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of the consolidated financial statements. Due to inherent limitations, internal control over financial reporting may not prevent or detect all errors or misstatements in the financial statements, and even control procedures that are determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

As required by Exchange Act Rule 13a-15(c), the Company's Chief Executive Officer and Chief Financial Officer, with the participation of other members of management, assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2023. The evaluation was based on the criteria set forth in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, the Company's management concluded that the Company's internal control over financial reporting was effective at the reasonable assurance level as of March 31, 2023.

The Company's independent registered public accounting firm, Ernst & Young LLP, has audited the Company's internal control over financial reporting as of March 31, 2023. Their report on this audit appears on page 90 of this Annual Report.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Attestation Report of Registered Accounting Firm

The attestation report required under this Item 9A is contained in Item 8 of this Form 10-K under the caption "Report of Ernst & Young LLP, Independent Registered Public Accounting Firm."

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10.   Directors, Executive Officers, and Corporate Governance

Except as to the matters set forth below, information required by this Item is incorporated herein by reference to the Company's 2023 Proxy Statement.

The following are executive officers of the Company as of May 25, 2023:

Name and Age	Position	Business Experience During Past The Five Years
G. C. Freeman, III (59)	Chairman, President, and Chief Executive Officer	Mr. Freeman was elected Chairman of the Board in August 2008, Chief Executive Officer effective April 2008, President in December 2006, and Vice President in November 2005. Mr. Freeman served as General Counsel and Secretary from February 2001 until November 2005 and has been employed with the Company since 1997.
A. L. Hentschke (53)	Senior Vice President and Chief Operating Officer	Mr. Hentschke was elected Senior Vice President and Chief Operating Officer in April 2015. From January 2013 to April 2015, he served as Executive Vice President of Universal Leaf Tobacco Company, Incorporated ("Universal Leaf"). From November 2009 to January 2013, Mr. Hentschke served as President and Chief Executive Officer of Universal Leaf Tabacos, Limitada, the Company's operating subsidiary in Brazil. He has been employed with the Company and its affiliates since 1991.
J. C. Kroner (55)	Senior Vice President and Chief Financial Officer	Mr. Kroner was elected Senior Vice President and Chief Financial Officer effective September 2018. Mr. Kroner was elected Senior Vice President in February 2018. He served as Senior Vice President of Universal Leaf from September 2014 to September 2018. He served as Vice President from October 2011 to September 2014. He has been employed with the Company since July 1993.
T. G. Broome (69)	Executive Vice President and Sales Director, Universal Leaf Tobacco Company, Inc.	Mr. Broome was elected Executive Vice President and Sales Director, Universal Leaf, in October 2012. From April 2011 through October 2012, Mr. Broome served as Executive Vice President. From September 1998 through March 2011, Mr. Broome served as Senior Vice President-Sales. He has been employed with the Company since 1994.
P. D. Wigner (54)	Vice President, General Counsel and Secretary	Mr. Wigner was elected Vice President in August 2007, and General Counsel and Secretary in November 2005 and also served as Chief Compliance Officer from November 2007 until September 2012. Mr. Wigner served as Senior Counsel of Universal Leaf from November 2004 until November 2005. He has been employed with the Company since 2003.
C. H. Claiborne (62)	Vice President and Assistant Secretary	Mrs. Claiborne was elected Vice President and Assistant Secretary effective February 2018. She served as Assistant Secretary from 2001 to February 2018. From October 2004 to February 2018, Mrs. Claiborne served as Vice President, Associate General Counsel, and Secretary of Universal Leaf. She has been employed with the Company since December 1999.
J. Patrick O'Keefe (54)	Vice President, Ingredients	Mr. O'Keefe was elected Vice President, Ingredients effective May 23, 2023. Mr. O'Keefe is also Senior Vice President of Universal Global Ventures, Inc., a position he has held since April 1, 2020. Prior to joining the Company on April 1, 2020, Mr. O'Keefe was employed by Allen Flavors since July 2018, having served as their Chief Operating Officer, Americas from December 2018 until March 2020.
C. C. Formacek (63)	Vice President and Treasurer	Ms. Formacek was elected Vice President and Treasurer effective April 2012. Ms. Formacek served as Treasurer of Universal Leaf from April 2011 through March 2012. She joined the Company in September 2009 and served as Assistant Treasurer of Universal Leaf from that time through March 2011.
S.J. Bleicher (46)	Vice President and Controller	Mr. Bleicher was elected Vice President and Controller in June 2019. Mr. Bleicher joined the Company in August 2014 and served as Assistant Controller through May 2019.

There are no family relationships between any of the above officers.

The Company has a Code of Conduct that includes the NYSE requirements for a "Code of Business Conduct and Ethics" and the SEC requirements for a "Code of Ethics for Senior Financial Officers." The Code of Conduct is applicable to all officers, employees, and outside directors of the Company, including the principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Conduct is available through the "Corporate Governance-Overview" section of the Company's website at www.universalcorp.com. If the Company amends a provision of the Code of Conduct, or grants a waiver from any such provision to a director or executive officer, the Company will disclose such amendments and the details of such waivers on the Company's website www.universalcorp.com to the extent required by the SEC or the NYSE.

The information required by Items 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is contained under the captions "Corporate Governance and Committees—Committees of the Board—Compensation Committee," "Corporate Governance and Committees—Committees of the Board—Audit Committee" of the Company's 2023 Proxy Statement and such information is incorporated by reference herein.

Item 11. Executive Compensation

Refer to the captions "Executive Compensation" and "Directors' Compensation" in the Company's 2023 Proxy Statement, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Refer to the caption "Stock Ownership" and "Equity Compensation Information" in the Company's 2023 Proxy Statement, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Refer to the caption "Certain Transactions" in the Company's 2023 Proxy Statement, which information is incorporated herein by reference. The information required by Item 407(a) of Regulation S-K is contained under the caption "Corporate Governance and Committees—Director Independence" of the Company's 2023 Proxy Statement and such information is incorporated by reference herein.

Item 14. Principal Accounting Fees and Services

Refer to the captions "Audit Information – Fees of Independent Auditors" and "Audit Information – Pre-Approval Policies and Procedures" in the Company's 2023 Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15.   Exhibits, Financial Statement Schedules

(a)   The following are filed as part of this Annual Report:

   1.   Financial Statements.

Consolidated Statements of Income for the Fiscal Years Ended March 31, 2023, 2022, and 2021

Consolidated Statements of Comprehensive Income for the Fiscal Years Ended March 31, 2023, 2022, and 2021

Consolidated Balance Sheets at March 31, 2023 and 2022

Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2023, 2022, and 2021

Consolidated Statements of Changes in Shareholders' Equity for the Fiscal Years Ended March 31, 2023, 2022, and 2021

Notes to Consolidated Financial Statements for the Fiscal Years Ended March 31, 2023, 2022, and 2021

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm (PCAOB ID 42)

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, on Internal Control Over Financial Reporting (PCAOB ID 42)

   2.   Financial Statement Schedules.

Schedule II – Valuation and Qualifying Accounts

   3.   Exhibits. The exhibits are listed in the Exhibit Index immediately prior to the signature pages to this Annual Report.

(b)   Exhibits

The response to this portion of Item 15 is submitted as a separate section to this Annual Report.

(c)   Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts appears on the following page of this Annual Report. All other schedules are not required under the related instructions or are not applicable and therefore have been omitted.

Item 16.   Form 10-K Summary

None.

Schedule II - Valuation and Qualifying Accounts
Universal Corporation
Fiscal Years Ended March 31, 2023, 2022, and 2021

Description	Balance at Beginning of Year	Net Additions (Reversals) Charged to Expense	Additions Charged to Other Accounts	Deductions [1]	Balance at End of Year
(in thousands of dollars)					
Fiscal Year Ended March 31, 2021:					
Allowance for doubtful accounts (deducted from accounts receivable)	$ 2,394	$ 304	$ —	$ (1,446)	$ 1,252
Allowance for supplier accounts (deducted from advances to suppliers and other noncurrent assets)	16,428	5,534	—	(4,145)	17,817
Allowance for recoverable taxes (deducted from other current assets and other noncurrent assets)	18,778	799	—	(408)	19,169
Fiscal Year Ended March 31, 2022:					
Allowance for doubtful accounts (deducted from accounts receivable)	$ 1,252	$ 1,004	$ —	$ (468)	$ 1,788
Allowance for supplier accounts (deducted from advances to suppliers and other noncurrent assets)	17,817	5,988	—	(4,833)	18,972
Allowance for recoverable taxes (deducted from other current assets and other noncurrent assets)	19,169	895	—	1,271	21,335
Fiscal Year Ended March 31, 2023:					
Allowance for doubtful accounts (deducted from accounts receivable)	$ 1,788	$ 221	$ —	$ (397)	$ 1,612
Allowance for supplier accounts (deducted from advances to suppliers and other noncurrent assets)	18,972	10,584	—	(5,169)	24,387
Allowance for recoverable taxes (deducted from other current assets and other noncurrent assets)	21,335	376	—	(75)	21,636

[1] Includes direct write-offs of assets and currency remeasurement.

3.1   Amended and Restated Articles of Incorporation, effective August 9, 2011 (incorporated herein by reference to the Registrant's Current Report on Form 8-K Registration Statement filed August 9, 2011, File No. 001-00652).

3.2   Amended and Restated Bylaws (as of April 9, 2019) (incorporated herein by reference to the Registrant's Current Report on Form 8-K dated April 12, 2019, File No. 001-00652).

4.1   Description of Registrant's Securities Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2021, File No. 001-00652).

4.2   Indenture between the Registrant and Chemical Bank, as trustee (incorporated herein by reference to the Registrant's Current Report on Form 8-K dated February 25, 1991, File No. 001-00652).

4.3   Specimen Common Stock Certificate (incorporated herein by reference to the Registrant's Amendment No. 1 to Registrant's Form 8-A Registration Statement, dated May 7, 1999, File No. 001-00652).

10.1   Form of Universal Leaf Tobacco Company, Incorporated Executive Life Insurance Agreement (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, File No. 001-00652).

10.2   Universal Leaf Tobacco Company, Incorporated Deferred Income Plan (incorporated herein by reference to the Registrant's Report on Form 8-K, dated February 8, 1991, File No. 001-00652).

10.3   Universal Leaf Tobacco Company, Incorporated Benefit Replacement Plan (incorporated herein by reference to the Registrant's Report on Form 8-K, dated February 8, 1991, File No. 001-00652).

10.4   Universal Leaf Tobacco Company, Incorporated 1994 Benefit Replacement Plan (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, File No. 001-00652).

10.5   Universal Leaf Tobacco Company, Incorporated 1996 Benefit Restoration Plan (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, File No. 001-00652).

10.6   Universal Leaf Tobacco Company, Incorporated 1994 Deferred Income Plan, amended and restated as of July 1, 1998 (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, File No. 001-00652).

10.7   Universal Corporation Outside Directors' Deferred Income Plan, restated as of October 1, 1998 (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, File No. 001-00652).

10.8   Revised Form of Universal Corporation Non-Employee Director Restricted Stock Agreement (incorporated herein by reference to the Registrant's Current Report on Form 8-K dated June 9, 2010, File No. 001-00652).

10.9   Universal Corporation Director's Charitable Award Program (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, File No. 001-00652).

10.10   Universal Corporation 1997 Executive Stock Plan, as amended on August 7, 2003 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, File No. 001-00652).

10.11   Universal Corporation 2002 Executive Stock Plan, as amended on August 7, 2003 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, File No. 001-00652).

10.12   Form of Restricted Stock Units Award Agreement (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed November 10, 2008, File No. 001-00652).

10.13   Universal Corporation 2007 Amended and Restated Stock Incentive Plan effective August 7, 2012 (incorporated herein by reference to Exhibit A to the Registrant's definitive proxy statement filed June 28, 2012, File No. 001-00652).

10.14   Amended and Restated Universal Corporation Executive Officer Annual Incentive Plan (incorporated herein by reference to the Registrant's definitive proxy statement filed July 24, 2019, File No. 001-00652).

10.15   Universal Corporation 2017 Stock Incentive Plan (incorporated herein by reference to the Registrant's definitive proxy statement filed June 26, 2017 (File No. 001-00652).

10.16   Form of Universal Corporation 2010 Restricted Stock Units Agreement with Schedule of Awards to named executive officers (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2010, File No. 001-00652).

10.17   Universal Leaf Tobacco Company, Incorporated Deferred Income Plan III, amended and restated as of December 31, 2008 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2010, File No. 001-00652).

10.18   Universal Corporation Outside Directors' Deferred Income Plan III, amended and restated as of December 31, 2008, and amended as of February 1, 2010 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2010, File No. 001-00652).

10.19   Form of Universal Corporation 2011 Restricted Stock Units Award Agreement (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2011, File No. 001-00652).

10.20   Form of Universal Corporation Performance Share Award Agreement (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2011, File No. 001-00652).

10.21   Stock Purchase Agreement, dated as of November 20, 2019, by and among Universal Corporation, FruitSmart, Inc., the Sellers named therein and James P. Early, as the Sellers' Representative (incorporated herein by reference to the Registrant's Current Report on Form 8-K, filed November 20, 2019, File No. 001-00652)

10.22   Purchase Agreement, dated as of September 8, 2020, by and among Universal Corporation, Silva International, Inc., the Sellers named therein, Torsten Steinhaus, the Representative (incorporated herein by reference to the Registrant's Current Report on Form 8-K, filed September 8, 2020, File No. 001-00652)

10.23   Executive change in control severance policy (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, File No. 001-00652)

10.24   Form of Universal Corporation 2021 Performance Stock Units Award Agreement (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, File No. 001-00652).

10.25   Form of Universal Corporation 2021 Restricted Stock Units Award Agreement (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, File No. 001-00652).

10.26   Purchase Agreement dated as of September 6, 2021, by and among Shank's Extracts, Inc., the stockholder named therein, Rolling Rock Transit Company and Universal Corporation (incorporated herein by reference to the Registrant's Current Report on form 8-k filed September 7, 2021. File No. 001-00652).

10.27   Credit Agreement dated December 15, 2022 among the Company, JPMorgan Chase Bank, N.A., as Administrative Agent, Truist Bank and AgFirst Farm Credit Bank, as Co-Syndication Agents and First Horizon, KeyBank National Association and Citibank, N.A., as Co-Documentation Agents (incorporated herein by reference to the Registrant's Current Report on Form 8-K dated December 16, 2022, File No. 001-00652)

21   Subsidiaries of the Registrant.*

23   Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.*

31.1   Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2   Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1   Statement of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.*

32.2   Statement of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.*

101   Interactive Data Files (submitted electronically herewith)*

101.INS XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. 101.SCH XBRL Taxonomy Extension Schema Document 101.CAL XBRL Taxonomy Extension Calculation Linkbase Document 101.DEF XBRL Taxonomy Extension Definition Linkbase Document 101.LAB XBRL Taxonomy Extension Label Linkbase Document 101.PRE XBRL Taxonomy Extension Presentation Linkbase Document   In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section and shall not be part of any registration or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIVERSAL CORPORATION

May 25, 2023

By: /s/ GEORGE C. FREEMAN, III

George C. Freeman, III
Chairman, President, and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

<u>Signature</u>	<u>Title</u>	<u>Date</u>
/s/ GEORGE C. FREEMAN, III **George C. Freeman, III**	Chairman, President, Chief Executive Officer, and Director (Principal Executive Officer)	May 25, 2023
/s/ JOHAN C. KRONER **Johan C. Kroner**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 25, 2023
/s/ SCOTT J. BLEICHER **Scott J. Bleicher**	Vice President and Controller (Principal Accounting Officer)	May 25, 2023
/s/ DIANA F. CANTOR **Diana F. Cantor**	Director	May 25, 2023
/s/ LENNART R. FREEMAN **Lennart R. Freeman**	Director	May 25, 2023
/s/ THOMAS H. JOHNSON **Thomas H. Johnson**	Director	May 25, 2023
/s/ MICHAEL T. LAWTON **Michael T. Lawton**	Director	May 25, 2023
/s/ ARTHUR J. SCHICK, JR. **Arthur J. Schick, Jr.**	Director	May 25, 2023
/s/ ROBERT C. SLEDD **Robert C. Sledd**	Director	May 25, 2023
/s/ THOMAS H. TULLIDGE, JR. **Thomas H. Tullidge, Jr.**	Director	May 25, 2023
/s/ JACQUELINE T. WILLIAMS **Jacqueline T. Williams**	Director	May 25, 2023



Universal

2023

SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Tuesday, August 1, 2023. The meeting will be held at the offices of the Company, 9201 Forest Hill Avenue, Richmond, Virginia. Pre-registration is required for attendance.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
The Edgeworth Building
2100 East Cary Street, Suite 201
Richmond, Virginia 23223

INVESTOR RELATIONS

Contact:

Candace C. Formacek
Vice President and Treasurer

Jennifer S. Rowe
Assistant Vice President, Capital Markets
(804) 254-3789

Information Requests:

(804) 254-3789
or
Email: investor@universalleaf.com

DIVIDEND PAYMENTS

Dividend declarations are subject to approval by the Company's Board of Directors. Dividends on the Company's common stock have traditionally been paid quarterly in February, May, August, and November to shareholders of record on the second Monday of the previous month.

SEC FORM 10-K

Shareholders may obtain additional copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on its website or by writing to the Treasurer of the Company.

STOCK LISTED

New York Stock Exchange

STOCK SYMBOL

UVV

DIVIDEND REINVESTMENT PLAN

The Company offers to its common shareholders an automatic dividend reinvestment and cash payment plan to purchase additional shares. The Company bears all brokerage and service fees. Booklets describing the plan in detail are available upon request.

TRANSFER AGENT & REGISTRAR & DIVIDEND REINVESTMENT PLAN AGENT

Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, New York 11717
Toll-Free: (866) 804-4445
Outside U.S.: (702) 414-6868
Email: shareholder@broadridge.com
or
Universal Corporation
Investor Relations
(804) 254-3789





Universal
UNIVERSAL CORPORATION

P.O. Box 25099
Richmond, VA 23260

www.universalcorp.com